

VERANO™

Annual Report
2024



GEORGE ARCHOS

FOUNDER
CHIEF EXECUTIVE OFFICER

Thrive In 2025: Moving with Speed and Agility to Drive Growth

2024 was a dynamic year for Verano and the cannabis industry at large. From a cultural perspective, cannabis reform was in the spotlight as a mainstream topic for millions of voters during election season, and remains a key bi-partisan issue supported by a majority of Americans today.

For the full year, we delivered $879 million in revenue. As we navigate the ever-evolving cannabis landscape, our team will remain proactive by moving with speed and agility to unlock opportunities in the market and drive efficiencies across the business to protect margins and lower costs.

Last year, we added 17 new dispensaries, including stores in Virginia and Arizona acquired from The Cannabist Company, as well as new locations in Connecticut, Florida, New Jersey and Pennsylvania.

VERANO™



Additionally, we celebrated another seamless adult use launch in Ohio as the Buckeye State formally ended cannabis prohibition last August.

Our brands also gained strength: we generated $353 million in total wholesale revenue, our strongest-ever wholesale result, and secured top 10 share positions in a majority of our markets, according to BDSA.

Along with recognizing our accomplishments, 2024 also presented challenges. In many markets, ongoing pricing compression, increased competition and steep discounting pressured margins and profitability. There were also legislative setbacks, particularly in Florida, which despite receiving a majority of votes, did not pass adult use cannabis sales.

These challenges required us to quickly adapt by streamlining operations and sharpening our focus on what we can control, which is strengthening our core business and keeping quality at the center of everything we do.

2024 also marked a company milestone as our 10th anniversary, and one thing I've learned over the course of the last decade is that we, without question, have the best team in the industry: we work harder, smarter and faster than anyone in the business to pursue growth.

VERANO™

Starting in December of last year, we ignited a series of new product launches in the fastest-growing categories that were immediate hits.

And with a robust pipeline of innovation planned under our portfolio of national brands, including Verano, Savvy, (the) Essence, Encore, Bits, and more, we are well-positioned to further elevate our strong market positions across our footprint.

Looking ahead, we have a clear vision to harness innovation, automation and differentiation across the business. We will also strengthen our roots by embracing quality, hospitality, and a localized focus to increase engagement across the hundreds of vibrant communities we operate in. We're off to a fast start opening new Zen Leaf and MÜV locations in multiple markets thus far in 2025, and we look forward to welcoming new medical patients and customers this year across our expanding national dispensary footprint, which now stands at more than 150 in 13 states.

I am incredibly proud of our team, and remain grateful for your ongoing support of Verano and continued belief in the power of the plant. Together, the sky is the limit for where we can take Verano in 2025 and beyond.

On behalf of the Verano Team

Thank You,

George

George Archos
Founder + Chief Executive Officer


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Forward Looking Statements

This annual report contains "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans, strategies, or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "future", "scheduled", "estimates", "forecasts", "projects," "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases, or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking statements involve and are subject to assumptions and known and unknown risks, uncertainties, and other factors which may cause actual events, results, performance, or achievements of the Company to be materially different from future events, results, performance, and achievements expressed or implied by forward-looking statements herein, including, without limitation, the risk factors described in the Company's annual report on Form 10-K for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission at www.sec.gov. The forward-looking statements contained in this annual report are made as of the date of this press release, and the Company does not undertake to update any forward-looking information or forward-looking statements that are contained or referenced herein, except as may be required in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice regarding forward-looking information and statements.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 000-56342

VERANO HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	**98-1583243**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
224 W Hill Street, Suite 400, Chicago, Illinois	**60610**
(Address of Principal Executive Offices)	(Zip Code)

(312) 265-0730

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	**N/A**	**N/A**

Securities registered pursuant to section 12(g) of the Act:

Class A subordinate voting shares

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the Class A subordinate voting shares, and Class B proportionate voting shares (on an as converted to Class A subordinate voting shares basis), based on the closing price of the Class A subordinate voting shares listed on Cboe Canada as of June 28, 2024, the last business day of the registrant's most recently completed second fiscal quarter, held by non-affiliates was $901,354,299. For this purpose, directors, executive officers and greater than 10% record shareholders are considered affiliates of the registrant.

The registrant had outstanding 358,950,322 Class A subordinate voting shares and no Class B proportionate voting shares as of February 25, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held during 2025 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Cautionary Note on Forward-Looking Statements

This Annual Report on Form 10-K (this "**Form 10-K**") contains "forward-looking information" and "forward-looking statements" within the meaning of United States and Canadian securities laws (together, "forward-looking statements"). All statements, other than statements of historical fact, made by the Company or its affiliates that address activities, events or developments that the Company or its affiliates expect or anticipate will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may," "will," "would," "could," "should," "believes," "assumes," "estimates," "projects," "potential," "expects," "plans," "intends," "anticipates," "targeted," "continues," "forecasts," "designed," "goal," "progress," or the negative of those words or other similar or comparable words.

The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, expectations and assumptions concerning:

- our ability to obtain, maintain and renew licenses and other regulatory approvals in all states and localities of our operations and planned operations on a timely basis;
- government regulations, including future U.S. state and federal legislative and regulatory developments involving medical and adult use cannabis and the timing thereof;
- our outlook on our expansion and growth of business and operations;
- our ability to achieve our goals, business plans and strategy;
- our ability to access capital and obtain necessary financing to pursue our growth and business plans;
- our operational results and other financial and business conditions and prospects;
- the timing and completion of acquisitions and other commercial transactions;
- the integration and operation of acquired businesses;
- the timing and amount of capital expenditures;
- the availability of facilities, equipment, skilled labor and services needed for cannabis operations;
- demand, developments and trends in the medical and adult use cannabis industry;
- competition in the cannabis industry in the markets in which we operate or plan to operate;
- the medical benefits, viability, safety, efficacy, and dosing of cannabis;
- the size of the medical cannabis market and the adult use cannabis market in each state; and
- conditions in general economic and financial markets.

Forward-looking statements may relate to future financial conditions, results of operations, plans, strategies, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then-current expectations of the party making the statement and assumptions concerning future events, which are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which was expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to:

- the illegality of cannabis under federal law, the U.S. federal regulatory landscape and enforcement related to medical or adult use cannabis, including political risks, civil asset forfeiture and regulation by additional regulatory authorities;
- regulatory and political changes to U.S. federal, state and local laws related to medical or adult use cannabis, including political risks and regulation by additional regulatory authorities;
- the impacts of economic uncertainty stemming from disruptions in U.S. and global markets, inflation, rising interest rates, and changes in consumer and business confidence;
- our outstanding indebtedness and potential future indebtedness, including our ability to repay such indebtedness;
- reliance on key management;
- market acceptance of existing and new products and potential returns or recalls of our products;
- consumer acceptance of our brand portfolio;
- the accuracy of our forecasted demand for our products;
- the potential for fraudulent activity by employees, contractors and consultants;
- our exposure to growth-related operational and execution risks;
- potential negative findings in our clinical research with respect to our products;
- our ongoing litigation matter with Vireo Growth Inc., formerly known as Goodness Growth Holdings, Inc;
- potential product liability claims;
- our exposure to natural phenomena and resulting potential uninsured or under insured losses;
- the risk that our property will be subject to civil asset forfeiture;
- our structure and our resulting reliance on the performance of our subsidiaries and affiliates;

- our expansion-by-acquisition strategy;
- our ability to acquire businesses and cannabis licenses in desired markets and the integration and operation of acquired businesses;
- the typically limited operations of businesses we acquire;
- the unconventional due diligence process in the cannabis industry;
- our ability to acquire and lease properties suitable for the cultivation, production and sale of cannabis;
- potential limited representations and warranties of businesses we may acquire;
- our acquisition of businesses in developing cannabis markets;
- our lack of portfolio diversification by industry or geography;
- our use of joint ventures, strategic partnerships and alliances;
- our contractual relationships with our consolidated variable interest entities;
- existing competition and new market entrants;
- the introduction of synthetic alternatives to cannabis products by pharmaceutical and other companies;
- the immaturity of the cannabis industry and limited comparable, competitive and established industry best practices;
- the availability of and our reliance on third-party suppliers, service providers, contractors and manufacturers, and any significant interruption of these relationships, including negative changes to quality, availability, pricing, trade policy and other economics;
- wholesale and retail price fluctuations;
- public opinion and perception of the cannabis industry;
- the availability of raw or other materials;
- rising or volatile energy costs;
- agricultural and environmental risks and the impacts of environmental regulations on the cannabis industry and environmental protections;
- physical security risks, such as theft;
- potential scrutiny from Canadian authorities;
- disparate state-by-state regulatory landscapes and licensing regimes for medical and adult use cannabis;
- the difficulties cannabis businesses face accessing and maintaining banking or financial services due to federal regulations;
- the cost and difficulty of complying with various regulatory schemes;
- the impact of state social equity legislation as it relates to the cannabis industry;
- the risk of high bonding and insurance costs;
- environmental regulations;
- effects of changes in laws and policies governing employees and by union organizing activity;
- potential divestment of licenses if required by regulatory authorities;
- our dependency on the banking industry;
- required public disclosure and governmental filings containing personal information of our officers, investors and other stakeholders;
- potential findings by regulatory authorities that one of shareholders is unsuitable;
- the risk that our directors, officers, employees or investors are barred from entering the U.S.;
- the ability to, and constraints on, promoting and marketing cannabis products;
- potential U.S. Food and Drug Administration governance of the cannabis industry;
- the potential limitations on our ability to enforce our contracts or any liens granted to us;
- the potential lack of access to federal bankruptcy protections in the U.S.;
- reliance on information technology systems, the potential disclosure of personal information of patients and customers and cybersecurity risks;
- our reliance on third-party software providers;
- cost related to preserving our brand identity;
- our ability to protect our intellectual property due to limited intellectual property protection available for cannabis products and the potential infringement by third parties;
- potential infringement or misappropriation claims;
- the risk of financial crimes;
- the risk of receiving no return on our securities;
- our elimination of monetary liability and indemnification rights against our directors, officers and employees under British Columbia law;
- our dual class capital structure with Class A subordinate voting shares and Class B proportionate voting shares;
- the time and resources necessary to comply with corporate governance practices and securities rules and regulations in the U.S. and Canada;

- our management's ability to maintain effective internal controls;
- potential dilution if we issue additional Subordinate Voting Shares or Proportionate Voting Shares;
- market perception of sales of a substantial amount of Subordinate Voting Shares;
- transfer restrictions on our Subordinate Voting Shares;
- price volatility of our Subordinate Voting Shares;
- our shareholders' limited participation in our affairs;
- our expectation to not declare or pay out dividends;
- the concentration of our voting control;
- the taxation of cannabis companies in the U.S., including the impact of Section 280E of the Internal Revenue Code of 1986, as amended; and
- other risks described in this Form 10-K, as more particularly described under the heading "Item 1A. Risk Factors" therein.

Although we believe that the expectations and assumptions on which forward-looking statements are based are reasonable at the time made, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Forward-looking statements address future events and conditions, and thus involve inherent risks and uncertainties. Readers are cautioned that the above list of cautionary statements is not exhaustive.

The cannabis industry involves risks and uncertainties that are subject to change based on various factors. Certain forward-looking statements contained herein concerning the cannabis industry and our general expectations concerning the cannabis industry are based on estimates prepared by us using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry. Such data is inherently imprecise.

Consequently, all forward-looking statements made in this Form 10-K and our other documents are qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on us. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under applicable securities legislation.

PART I

ITEM 1. BUSINESS

Overview

Verano Holdings Corp., a British Columbia corporation ("Verano," the "Company," "we," "us," or "our"), one of the U.S. cannabis industry's leading companies based on historical revenue, geographical scope and brand performance, is a vertically integrated, multi-state operator embracing a mission of saying *Yes* to plant progress and the bold exploration of cannabis. An operator of licensed cannabis cultivation, processing, wholesale distribution and retail facilities, our goal is the ongoing development of communal wellness by providing responsible access to regulated medical and adult use cannabis products. As of February 25, 2025, through our subsidiaries and affiliates we operate businesses in 13 states, including 153 retail dispensaries and 15 cultivation and processing facilities with over 1.1 million square feet of cultivation capacity. We produce a wide variety of high quality cannabis products sold under our portfolio of consumer brands, including Encore™, Avexia™, MÜV™, Savvy™, (the) Essence™, BITS™ and Verano™. We also design, build and operate branded retail environments including Zen Leaf™ and MÜV™ dispensaries that deliver a cannabis shopping experience in both medical and adult use markets.

Notwithstanding the permissive regulatory environment of medical, and in some cases, also adult use (i.e., recreational) cannabis, at the state level, it remains illegal under U.S. federal law to cultivate, manufacture, distribute, sell or possess cannabis in the U.S. Because federal law prohibits transporting any federally restricted substance across state lines, cannabis cannot be transported across state lines. As a result of current federal law prohibitions, the U.S. cannabis industry is conducted on a state-by-state basis. To date, in the U.S. 38 states plus the District of Columbia and the U.S. territories of Puerto Rico, Guam, the Commonwealth of Northern Marina Islands, and the U.S. Virgin Islands have authorized comprehensive medical cannabis programs, 24 states plus the District of Columbia and the U.S. territories of Guam, the Commonwealth of Northern Mariana Islands, and the U.S. Virgin Islands have authorized comprehensive programs for medical and adult use (i.e. recreational) cannabis, and 7 states allow the use of low tetrahydrocannabinol ("**THC**") and high cannabidiol ("**CBD**") products for specified medical uses. Verano operates within states where cannabis use, medical or both medical and adult use, has been approved by state and local regulatory bodies. Strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

For the fiscal year ended December 31, 2024, medical-use sales and adult use sales comprised approximately 51% and 49% of our consolidated revenues, respectively. For each of the fiscal years ended December 31, 2023 and 2022, medical-use sales and adult use sales comprised approximately 55% and 45% of our consolidated revenues and approximately 60% and 40% of our consolidated revenues, respectively.

Substantially all of the Company's business, operating results and financial condition relate to U.S. cannabis-related activities. Our strategy is to vertically integrate as a single cohesive company in multiple states through the consolidation of seed-to-sale cultivating, manufacturing, distributing, and dispensing cannabis brands and products at scale. Our cultivation, processing and distribution of cannabis consumer packaged goods are designed to leverage shelf-space in our national retail dispensary chains, as well as to develop and foster long term wholesale supply relationships with third-party retail operators. Our model includes geographic diversity by establishing a footprint to allow us to adapt to changes in both industry and market conditions.

Verano is a reporting issuer under both applicable securities legislation in all of the provinces and territories of Canada and applicable federal securities legislation in the U.S. The Company's Class A subordinate voting shares (the "**Subordinate Voting Shares**") are listed on Cboe Canada ("**Cboe**") under the stock symbol, "VRNO," and are also quoted for trading in the U.S. on the OTCQX under the stock symbol "VRNOF".

The corporate headquarters of Verano is located at 224 W Hill Street, Suite 400, Chicago, Illinois 60610. Verano's Canadian registered office is located at 20th Floor, 250 Howe Street, Vancouver, British Columbia V6C 3R8. Verano's telephone number is (312) 265-0730. Verano's internet address is www.verano.com. The information provided on the Company's website is not part of this Form 10-K, unless otherwise noted.

The U.S. Securities and Exchange Commission (the "**SEC**") maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company also files reports, circulars, annual information statements, and other information regarding the Company with the securities regulatory authorities of Canada via the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca.

History of the Company

Verano LLC

Verano Holdings, LLC, a subsidiary of the Company ("**Verano LLC**"), was the start of Verano's business operations. Verano LLC is a Delaware limited liability company that was co-founded by George Archos, our current Chairman and Chief Executive Officer, in September 2017. Verano LLC was formed as a Chicago, Illinois based holding company to consolidate cannabis operations initially in Illinois, including cultivation and production facilities and retail dispensaries.

Beginning in August 2018, Verano LLC began to acquire control, management, ownership, and other rights to medical and adult use cannabis licenses in U.S. states where Verano LLC or Verano LLC's co-founders held an existing ownership or management stake.

Starting in January 2019, Verano LLC implemented an expansion strategy whereby Verano LLC, either directly or through subsidiaries or affiliates, began acquiring control, management, ownership, and other rights to medical and adult use cannabis businesses across multiple U.S. states, including cultivation, production, wholesale distribution and retail dispensaries.

Go Public Transactions

On December 14, 2020, Verano LLC, Majesta Minerals, Inc., an Alberta corporation, 1276268 B.C. Ltd., a British Columbia corporation, 1277233 B.C. Ltd, a British Columbia corporation, and 1278655 B.C. Ltd., a British Columbia corporation, entered into an arrangement agreement, pursuant to which the Company would result from a reverse takeover transaction as a British Columbia public reporting company (the "**RTO**").

On November 6, 2020, Verano LLC entered into an agreement and plan of merger with Alternative Medical Enterprises LLC ("**AltMed**"), Plants of Ruskin GPS, LLC and RVC 360, LLC (together, with Plants of Ruskin GPS, LLC, "**Plants of Ruskin**" and, collectively with AltMed, the "**AME Parties**"), pursuant to which the Company, as the assignee of all of Verano LLC's rights and obligations thereunder, acquired the AME Parties and their subsidiaries and ownership and control interests (collectively with the AME Parties, the "**AME Group**") via a series of merger transactions. The merger transactions were contingent upon, and were to be consummated contemporaneously with, the RTO. The RTO and the merger transactions with the AME Parties (collectively, the "**Go Public Transactions**"), each closed on February 11, 2021, resulting in the creation of the Company as a Canadian publicly-traded company and the parent holding company of Verano LLC, the AME Parties and their respective subsidiaries and ownership and control interests.

The RTO authorized the Company's dual class structure of an unlimited number of Class B proportionate voting shares (the "**Proportionate Voting Shares**"), each of which is convertible into 100 Subordinate Voting Shares, and an unlimited number of Subordinate Voting Shares, each of which is convertible into 1/100 Proportionate Voting Share. The rights, preferences and protections of the Subordinate Voting Shares and the Proportionate Voting Shares are the same based upon the deemed conversion ratio of 100 Subordinate Voting Shares for one Proportionate Voting Share, such that each Subordinate Voting Share is entitled to one vote and each Proportionate Voting Share is entitled to 100 votes and each Proportionate Voting Share would receive 100 times the amount of any dividends or distributions that are payable for one Subordinate Voting Share.

After the consummation of the RTO the Subordinate Voting Shares were listed on the Canadian Securities Exchange ("**CSE**") and began trading on February 17, 2021 under the stock symbol "VRNO". On October 18, 2023, the Subordinate Voting Shares began trading on Cboe under the stock symbol, "VRNO." In connection therewith, the Subordinate Voting Shares ceased trading on the CSE as of the close of market on October 17, 2023.

Credit Agreement

On October 27, 2022, Verano and certain of its subsidiaries and affiliates from time-to-time party thereto (collectively, the "**Borrowers**"), entered into a Credit Agreement (the "**2022 Credit Agreement**") with Chicago Atlantic Admin, LLC ("**Chicago Atlantic**"), as administrative agent for the lenders, and the lenders from time-to-time party thereto (the "**Lenders**"), pursuant to which the Lenders advanced the Borrowers a $350,000,000 senior secured term loan, all of which was used to repay the principal indebtedness outstanding under the Company's previous senior secured term loan credit facility. In connection with such repayment, such previous credit facility was terminated and is no longer in force or effect.

The 2022 Credit Agreement provides the Borrowers with the right, subject to conditions, to request an additional incremental term loan in the aggregate principal amount of up to $100,000,000; provided that the Lenders elect to fund such incremental term loan. Beginning in October 2023, the 2022 Credit Agreement requires Verano to make scheduled amortization payments of $350,000 per month and the remaining principal balance is due in full on October 30, 2026.

The 2022 Credit Agreement also provides the Borrowers with the right to (a) incur up to $120,000,000 of additional indebtedness from third-party lenders secured by real estate excluded as collateral under the 2022 Credit Agreement, (b) incur additional mortgage financing from third-party lenders secured by real estate acquired after the closing date, and (c) upon the SAFE Banking Act or similar legislation making banking services available to U.S. cannabis companies being passed by the United States Congress, incur up to $50,000,000 pursuant to a revolving credit facility from third-party lenders that is pari passu or subordinated to the 2022 Credit Agreement obligations, each of which are subject to customary conditions.

The obligations under the 2022 Credit Agreement are secured by substantially all of the assets of the Borrowers, excluding vehicles, specified parcels of real estate and other customary exclusions.

The 2022 Credit Agreement provides for a floating annual interest rate equal to the prime rate then in effect plus 6.50%, which rate may be increased by 3.00% upon an event of default that is not a material event of default or 6.00% upon a material event of default.

At any time, the Company may voluntarily prepay up to $100,000,000 of the principal balance, subject to a one-time $1,000,000 prepayment premium upon the first prepayment, and may prepay the remaining outstanding principal balance for a prepayment premium at varying rates based on the timing of any subsequent prepayments. The Borrowers may not voluntarily prepay more than $100,000,000 of the principal balance without prepaying the entire outstanding principal balance of the loan. On April 30, 2024, Verano made a Permitted Partial Optional Prepayment (as defined in the 2022 Credit Agreement) in the amount of $50,000,000 pursuant to the 2022 Credit Agreement and paid a $1,000,000 prepayment premium in connection therewith. The Company may voluntarily prepay up to another $50,000,000 following the Permitted Partial Optional Prepayment in April 2024 without any additional prepayment premium. For more information, see "— *Certain 2024 Developments — Permitted Partial Optional Prepayment and Lien Release*."

The 2022 Credit Agreement includes customary representations and warranties and customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, and events of bankruptcy and insolvency.

The 2022 Credit Agreement also includes customary negative covenants limiting the Borrowers' ability to incur additional indebtedness and grant liens that are not otherwise permitted, and the ability to enter into or consummate acquisitions or dispositions that are not otherwise permitted, among others. Additionally, the 2022 Credit Agreement requires the Borrowers to meet certain financial tests regarding minimum cash balances, minimum levels of Adjusted EBITDA (as defined in the 2022 Credit Agreement) and a minimum fixed charge coverage ratio.

As of December 31, 2024, the Company was in compliance with such covenants.

George Archos, the Chairman, Chief Executive Officer and Founder of the Company, participated in the 2022 Credit Agreement as a Lender funding $1,000,000 of the $350,000,000 principal amount. Mr. Archos is excluded from certain approval rights of the lenders and any penalties and fees due to Mr. Archos under the 2022 Credit Agreement are immaterial to the Company.

Certain 2024 Developments

Business Combinations

203 Organix L.L.C. & Salubrious Wellness Clinic, Inc.

On July 29, 2024, the Company entered into two equity purchase agreements:, (a) one with The Cannabist Company Holdings Inc. ("**Cannabist**"), CC VA Holdco LLC, Columbia Care – Arizona, Tempe, L.L.C., Thomas Allison and Salubrious Wellness Clinic, Inc. ("**SWC**"), pursuant to which the Company acquired all of the issued and outstanding equity interests of SWC, and (b) one with Cannabist, CC VA Holdco LLC, Columbia Care-Arizona, Prescott, L.L.C. and 203 Organix, LLC ("**203**" and together with SWC, "**Cannabist AZ**"), pursuant to which the Company acquired all of the issued and outstanding equity interests of 203. The Company added an active cultivation and production facility and increased the Company's retail footprint in Arizona. The transactions closed on August 16, 2024. Pursuant to such equity purchase agreements, the Company paid total cash consideration of $11,529,000, inclusive of estimated ongoing post-closing purchase price adjustments.

Columbia Care Eastern Virginia LLC

In addition to the equity purchase agreements entered into with Cannabist AZ, on July 29, 2024, the Company entered into an equity purchase agreement with Cannabist, Columbia Care Eastern Virginia LLC ("**CC East Virginia**"), and the members of CC East Virginia party thereto (the "**Virginia EPA**"), pursuant to which the Company acquired all of the issued and outstanding equity interests of CC East Virginia. CC East Virginia is the sole vertical cannabis operator in HSA 5 in Eastern Virginia. The transaction closed on August 21, 2024 (the "**VA Closing Date**"). Pursuant to the Virginia EPA, the Company paid $24,122,000 in cash consideration and equity consideration of 10,416,041 Subordinate Voting Shares with an estimated fair value of $34,453,000, all of which was distributed to the equity holders of CC East Virginia on the VA Closing Date. In addition, on the VA Closing Date, the Company issued a $27,425,000 promissory note (the "**CC East Virginia Promissory Note**"), inclusive of estimated ongoing post-closing purchase price adjustments, with an estimated fair value of $25,776,000 and which bears interest at a rate of 7% per annum and matures on the two-year anniversary of the VA Closing Date.

Permitted Partial Optional Prepayment and Lien Release

On April 30, 2024, the Company made a Permitted Partial Optional Prepayment (as defined in the 2022 Credit Agreement) in the amount of $50,000,000 pursuant to the 2022 Credit Agreement and paid a $1,000,000 prepayment premium in connection therewith.

In connection with such Permitted Partial Optional Prepayment, Chicago Atlantic and certain Lenders agreed to (a) release certain Borrowers from their obligations under, and as parties to, the 2022 Credit Agreement and related agreements (the "**Released Borrowers**") and (b) release all liens over the Released Borrowers' property, including real estate, held by Chicago Atlantic for the benefit of the Lenders, in each case, pursuant to a limited consent and waiver, dated as of April 29, 2024, by and among the Borrowers, certain of the Lenders party thereto and Chicago Atlantic.

Organizational Structure

Verano is a holding company and conducts its business operations through direct and indirect subsidiaries and affiliates. The following chart sets forth the corporate structure of the Company and its primary subsidiary, Verano LLC. As part of the implementation of the Go Public Transactions and tax considerations, through a series of transactions, the Company formed two levels of subsidiaries above Verano LLC that include Verano Holdings USA Corp., a Delaware corporation ("**BlockerCo**"), and five subsidiaries of BlockerCo, those being ZNN Holdings, LLC, a Delaware limited liability company, Nuuvn Holdings, LLC, a Delaware limited liability company, ZenNorth LLC, a Delaware limited liability company, A&T SPV II LLC, a Texas limited liability company, and SGI 1 LLC, a Delaware limited liability company (collectively, the "**Blocker Subsidiaries**"). Each of the Blocker Subsidiaries were dissolved in February 2025 and as a result, Verano LLC became a direct wholly-owned subsidiary of BlockerCo. BlockerCo has, and prior to the dissolutions, the Blocker Subsidiaries had no business or operations and exist, or existed, as applicable, solely to effect the Go Public Transactions and the taxation of Verano as a U.S. corporation for U.S. federal income tax purposes. The below structure chart shows the structure of the Company as of February 25, 2025.



From time to time, we may reorganize our operating subsidiaries through consolidations, mergers, contributions, distributions and similar corporate restructurings in order to integrate acquired companies, enhance efficiencies, streamline operations, group borrowers under the 2022 Credit Agreement and align financial reporting. After giving effect to any corporate reorganization, all operating entities remain as indirect subsidiaries of the Company. See Exhibit 21.1 to this Form 10-K for a list of subsidiaries of the Company as of December 31, 2024.

Because of this holding company structure, Verano has no business operations and to the extent it cannot raise funds through the issuance of debt or equity securities, it is dependent on the financial health and operating performance of its subsidiaries and affiliates to meet its financial obligations. The ability of Verano's subsidiaries and affiliates to pay dividends and other distributions to it or any of its other subsidiaries will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained, as well as contractual restrictions on dividends and distributions that may be contained in mortgages, credit facilities and other similar agreements. In the event of a liquidation or reorganization of any of Verano's subsidiaries, lenders and trade creditors may be entitled to payment of their claims from the assets of such subsidiary before Verano.

Our Strategy

As an operator of licensed cannabis cultivation, processing, wholesale distribution and retail facilities, Verano's goal is the ongoing development of communal wellness by providing responsible access to medical and adult use regulated cannabis products.

Our strategy is to vertically integrate as a single cohesive company in multiple states through consolidation of seed-to-sale cultivating, processing, wholesale distributing, and dispensing branded products at scale. Our cultivation, processing and wholesale distribution of cannabis consumer packaged goods are designed to support our national retail dispensary chains and to develop and foster long term wholesale supply relationships with third-party retail dispensary operators. Our retail dispensary chains operate under brand names including Zen Leaf™ and MÜV™, and we developed this model in part to leverage shelf-space in our retail dispensaries. As of February 25, 2025, we also have several dispensaries operating under the Cannabist or SWC brand name following our acquisitions of Cannabist AZ and CC East Virginia.

Our strategy includes geographic diversity by establishing a footprint to enable us to adapt to changes in both industry and market conditions. We have pursued this strategy of geographic diversity through acquisitions and organic growth funded by internally generated cashflow, the issuance of Subordinate Voting Shares and Proportionate Voting Shares, deferred purchase price payments and the incurrence of indebtedness.

We believe that the following business objectives have positioned Verano for continued growth.

- The Company's business plan centers around four foundational pillars: cultivation, production, brand development and retail.

- Diversity in revenue streams helps position the Company to respond proactively to changes in economics, regulations and healthcare, as well as to navigate ever-evolving consumer habits.

- The Company strives to operate and manage the entire vertical cannabis operation and supply chain from seed-to-sale.

- The Company focuses on a current potential market size of approximately 89 million adult Americans based on BDSA.com, which includes the total adult population in the 13 states in which we currently have active operations, those states being Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio, Pennsylvania, Virginia and West Virginia.

- The Company aims for a "first-mover" competitive advantage in emerging markets by seeking early entry into states with approved medical cannabis programs and then establishing a footprint and vertical operations in anticipation of the authorization of adult use cannabis.

- The Company emphasizes developing high-quality products at various price points to elevate its products' market desirability and value.

- The Company aims to adhere to standard operating procedures across all of its cultivation and processing facilities, growing with state-permitted products and implementing compliance programs to meet product testing, inventory controls and other state regulatory requirements.

- The Company espouses a customer and patient driven business philosophy aiming to deliver value to its downstream patients and consumers.

Regulatory Framework in the United States

The U.S. regulatory scheme varies in its terminology and definitions, using "cannabis", "marijuana" and "hemp" as distinct terms. For purposes of this Form 10-K, the term "cannabis" means "marijuana" as set forth in the Controlled Substances Act (21 U.S.C. § 811) (the "**Controlled Substances Act**" or the "**CSA**") and is used interchangeably with the term "marijuana."

To date, in the U.S. 38 states plus the District of Columbia and the U.S. territories of Puerto Rico, Guam, the Commonwealth of Northern Marina Islands, and the U.S. Virgin Islands have authorized comprehensive medical cannabis programs, 24 states plus the District of Columbia and the U.S. territories of Guam, the Commonwealth of Northern Mariana Islands, and the U.S. Virgin Islands have authorized comprehensive programs for medical and adult use (i.e. recreational) cannabis, and 7 states allow the use of low THC and high CBD products for specified medical uses. Notwithstanding the permissive regulatory environment of medical, and in some cases, adult use cannabis, at the state level, it remains illegal under U.S. federal law to cultivate, manufacture, distribute, sell or possess cannabis in the United States. Because U.S. federal law prohibits transporting any federally restricted substance across state lines, cannabis cannot be transported across state lines. As a result of federal law prohibitions, the U.S. cannabis industry is conducted on a state-by-state basis and we rely on established and developing laws and regulations in the states and local jurisdictions in which we operate. In addition, financial transactions involving proceeds generated by, or intended to promote, cannabis-related business activities in the U.S. may form the basis for prosecution under applicable U.S. federal money laundering legislation.

Regulation of Cannabis at the U.S. Federal Level

The U.S. federal government's approach to enforcement of cannabis laws has trended toward deference to state laws where a robust state regulatory framework exists. In August 2013, the U.S. Department of Justice (the "**DOJ**") issued a memorandum known as the "**Cole Memorandum**" to all U.S. Attorneys' offices. The Cole Memorandum generally directed U.S. Attorneys not to prioritize the enforcement of federal cannabis laws against individuals and businesses that comply with state cannabis programs. The Cole Memorandum, while not legally binding and only a policy statement, assisted in managing the tension between state and federal laws concerning all medical and adult use state-regulated cannabis businesses.

In January 2018, the Cole Memorandum was rescinded by former Attorney General Jeff Sessions. While this did not create a change in federal law, the revocation added to the uncertainty of U.S. federal enforcement of the Controlled Substances Act in states where cannabis use is regulated. Former Attorney General Jeff Sessions also issued a one-page memorandum known as the "**Sessions Memorandum**" which confirmed the rescission of the Cole Memorandum and explained that the Cole Memorandum was "unnecessary" due to existing general enforcement guidance as set forth in the U.S. Attorney's Manual. While the Sessions Memorandum does emphasize that marijuana is a Schedule I controlled substance, it does not otherwise indicate that the prosecution of marijuana-related offenses is a heightened DOJ priority. The Sessions Memorandum explicitly describes itself as a guide to prosecutorial discretion, which remains in the hands of U.S. Attorneys when deciding whether to prosecute marijuana-related offenses. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and the Sessions Memorandum did not address the treatment of medical cannabis by federal prosecutors.

Former President Joe Biden, who assumed office in January 2021, stated a policy goal of federal cannabis decriminalization. In March 2021, Merrick Garland was appointed U.S. Attorney General by President Biden. Mr. Garland indicated he would generally act in accordance with the Cole Memorandum, when, at his confirmation hearing, he said, "It does not seem to me, a useful use of limited resources that we have, to be pursuing prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise."

In December 2022, President Biden signed The Medical Marijuana and Cannabidiol Research Expansion Act. This Act, the first standalone cannabis bill to be passed by Congress, reduces federal barriers to cannabis research, creates a mechanism for the Food and Drug Administration (the "**FDA**") to approve products derived from cannabis, protects state-licensed physicians who certify patients for medical cannabis use, requires the U.S. Department of Health and Human Services to report on the potential therapeutic benefits of cannabis, and requires the Attorney General to annually review whether a sufficient amount of cannabis is being produced to meet the needs of medical cannabis research.

On August 29, 2023, the Department of Health and Human Services ("**HHS**") recommended that cannabis should be placed in Schedule III of the Controlled Substances Act. This recommendation is based off the FDA analysis which recommends control in Schedule III as well as the National Institute on Drug Abuse's review and concurrence. HHS conducted a review of the FDA's consideration of the following eight factors: (1) actual or relative potential for abuse; (2) scientific evidence of its pharmacological effect, if known; (3) the state of current scientific knowledge regarding the drug or other substance; (4) historical and current patterns of abuse; (5) the scope, duration, and significance of abuse; (6) risks to public health; (7) its psychic or physiological dependence liability; and (8) whether the substance is an immediate precursor of a substance already controlled. After such review, HHS found that (i) cannabis's potential for abuse is less than the drugs or other substances in schedules I and III, (ii) cannabis has a currently accepted medical use in treatment in the United States, and (iii) cannabis poses a moderate to low risk of physical dependence or high psychological dependence.

On May 21, 2024, the U.S. Justice Department announced that Attorney General Merrick Garland submitted to the Federal Register a notice of proposed rule making initiating a formal rule making process to consider moving cannabis from a Schedule I to Schedule III drug under the CSA. On December 2, 2024, the DEA held a preliminary formal hearing regarding the rescheduling of cannabis, and additional hearings were scheduled from January 21, 2025 to March 6, 2025. On January 13, 2025, the Chief Administrative Law Judge presiding over the rescheduling of cannabis ordered that the hearing scheduled for January 21, 2025, be cancelled, and that the proceedings in the matter were stayed, pending a resolution of an interlocutory appeal to the DEA administrator. A joint status update must be provided to the tribunal ninety (90) days from the issuance of the order, and every ninety (90) days thereafter.

In November 2024, Donald Trump was elected President of the United States, and later that month announced that Pam Bondi would be his nominee for Attorney General. On the campaign trail, Donald Trump expressed his support for moving cannabis to a Schedule III substance and expressed his commitment to work with Congress to pass common sense cannabis laws, including safe banking laws, for state authorized companies. Despite such statements and the ongoing rule making process, there can be no guarantees that the rescheduling rule making process will continue on a certain timeline or at all under the new administration or that any rules will come out of the rule making process that will benefit the Company.

The Company is also subject to a variety of federal laws and regulations in the U.S. and Canada that relate to money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the "**Bank Secrecy Act**"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Criminal Code (Canada), in each case as amended and any related or similar rules, regulations or guidelines of governmental authorities in the U.S. and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Additionally, under U.S. federal law it may be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Banks and other financial institutions, particularly those that are federally chartered in the U.S., could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. The Company may also be considered in violation of federal money laundering statutes for "federal health care law violations," which include violations of the Federal Food, Drug, and Cosmetic Act of 1938 ("**FDCA**").

In February 2014, the Financial Crimes Enforcement Network of the Treasury Department issued a memorandum (the "**FinCEN Memorandum**") providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum clarifies how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act obligations. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the Controlled Substances Act and independently lists the federal government's enforcement priorities as related to cannabis. Although the original FinCEN Memorandum is still in place, this supplementary DOJ guidance that accompanied the FinCEN Memorandum was rescinded when former Attorney General Sessions rescinded the Cole Memorandum. Despite the attempt to legitimize cannabis banking, in practice the FinCEN Memorandum guidance has not made banks much more willing to provide services to cannabis businesses. The current law does not guarantee banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they take as a customer.

Due to financial institutions concerns of being implicated in or prosecuted for money laundering, cannabis businesses are often forced into becoming "cash-only" businesses. As banks and other financial institutions in the U.S. are generally unwilling to risk a potential violation of federal law without guaranteed immunity from prosecution, most refuse to provide any kind of services to cannabis businesses. The few credit unions and community banks who have agreed to work with cannabis businesses are limiting those accounts in relation to their total deposits. Since the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also servicing the need of other customers.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of the U.S. Congress ("**Congress**") have expressed support for federal legislation that would eliminate the financing activity of businesses operating under state-sanctioned cannabis programs from the scope of federal money laundering statutes. In September 2019, the U.S. House of Representatives (the "**House**") first passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the "**SAFE Banking Act**"), which aims to provide safe harbors and guidance to financial institutions that work with legal U.S. cannabis businesses, as a standalone bill but it failed to be taken up by the U.S. Senate ("**Senate**"). The language of the SAFE Banking Act has been attached to various proposed legislation, but the language has not been included in any final legislation. To date, the SAFE Banking Act has passed the House a total of six times either as a standalone bill or attached to other legislation, most recently in February 2022 as an amendment to the America Competes Act (the "**COMPETES Act**"). However, the amendment was removed from the Senate version of the bill and was not included in the final version of the COMPETES Act amendment.

In June 2022, a variation on the SAFE Banking Act's federal banking and financing protections was introduced. The bipartisan Capital Lending and Investment for Marijuana Businesses Act (the "**CLIMB Act**") would amend any applicable federal law to allow cannabis operators access to traditional financial institutions (e.g., national U.S. securities exchanges and commercial banks). The CLIMB Act further proposes the express federal protection of third-party providers that work with legitimate cannabis and cannabis-related businesses. Such third-party business assistance includes, but is not limited to, sale of insurance or surety products; sale, leasing, or renting of real estate; provision of legal, accounting, marketing, information technology and accounting services; and the provision of equipment, parts, substances or testing services to cannabis business operators. Cannabis companies must currently pay a premium for many of these standard business services as a result of the cannabis plant's present status under federal law, which can result in increased operating expenses.

In September 2023, the Senate Banking Committee passed the Secure and Fair Enforcement Regulation Banking Act (the "**SAFER Banking Act**") out of committee by a bipartisan vote of 14-9. While the bill, SB. 2860, was placed on the Senate legislative calendar the following day, the 118th Congress concluded without passage of the bill. Other legislation that has previously been introduced in past Congresses that would make cannabis transactions easier and more predictable include the Marijuana Opportunity Reinvestment and Expungement Act (the "**MORE Act**"), the Cannabis Administration and Opportunities Act (the "**CAO Act**"), the Preparing Regulators Effectively for a Post-Prohibition Adult-Use Regulated Environment Act (the "**PREPARE Act**"), the Strengthening the Tenth Amendment Through Entrusting States Act (the "**STATES 2.0**" Act) and the States Reform Act (the "**SRA**") . Despite the rescission of the Cole Memorandum, one legislative safeguard for the medical cannabis industry remains in place. Since 2015 Congress has used a rider known as the Rohrabacher-Blumenauer Amendment (also known as the Rohrabacher–Farr amendment) (the "**RBA**") to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. However, this measure does not protect adult-use cannabis businesses. Congress has repeatedly renewed the RBA and it remains in effect today.

The Agricultural Improvement Act of 2018 (the "**2018 Farm Bill**") removed hemp from the Controlled Substances Act and legalized the growth and sale of hemp and hemp products. At the time the 2018 Farm Bill was passed, there was general consensus among the scientific community that THC, CBD, and hundreds of other cannabinoids were present in such a limited capacity that their potential for psychoactive response in users was not studied or considered. Under the protections of the 2018 Farm Bill, some manufacturers began synthesizing the abundant non-psychoactive CBD into intoxicating delta-8 THC, a molecule that only differs from its delta-9 relative by a location of a double bond between carbons. This expanded to include previously unstudied cannabinoids, such as delta-O THC, delta-10 THC, and THC-P (believed to be almost thirty-three percent more potent than delta-9 THC found in 'traditional' cannabis products), all of which is known as "Hemp-Synthesized Intoxicants", or HSIs.

In January of 2023, the FDA, via an internal working group, concluded that the existing regulatory framework for food and supplements is not appropriate for hemp products and CBD. The Subcommittee on Health Care and Financial Services released a request for information to subject matter experts and stakeholders regarding the FDA's regulation of hemp products and CBD. Responses to the request for information indicated FDA inaction has left both the cannabis and hemp industries in limbo. There can be no assurance that the SAFE Banking Act, the SAFER Banking Act, the CLIMB Act, the CAO Act, the MORE Act, the PREPARE Act, the STATES 2.0 Act, the States Reform Act or similar comprehensive legislation that would de-schedule and de-criminalize cannabis will be passed in the near future or at all, and there can be no assurance that the RBA will be renewed in the future. If any such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company's subsidiaries and affiliates operate or that such legislation will otherwise be favorable to the Company and its business.

An additional federal law challenge to cannabis businesses is that the provisions of Section 280E of the Internal Revenue Code of 1986 as amended (the "**Code**"), are being applied by the Internal Revenue Service (the "**IRS**") to businesses operating in the medical and adult use cannabis industry. Section 280E of the Code prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective U.S. federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses participating in the state legalized cannabis industry may be less profitable than they would otherwise be if Section 280E were not applied to their businesses. If cannabis were rescheduled to Schedule III under the CSA, as recommended by HHS, Section 280E prohibitions would no longer apply to businesses such as the Company operating in the state-legalized medical and adult use cannabis industry. At this time, the Company cannot predict the effect any potential rescheduling would have on its taxes, and there is no assurance that cannabis will become a Schedule III substance under the CSA on a given timeframe, or at all.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities, civil forfeiture or divestiture. This could have a material adverse effect on the Company, including our reputation and ability to conduct business, our cannabis licenses, the listing and trading of our securities on stock exchanges and platforms, our financial position, operating results, profitability, liquidity and the market price of our publicly traded Subordinate Voting Shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time and resources could be substantial.

Regulation of Cannabis at the U.S. State and Local Levels

Because U.S. federal law prohibits transporting any federally restricted substance across state lines, cannabis cannot be transported across state lines. This prohibition applies to, among other things, transporting cannabis between states that have legalized cannabis use and transporting cannabis that has been legally acquired in a state. Because of current federal law, the U.S. cannabis industry is regulated on a state-by-state basis, and we rely on established and developing laws and regulations in the states and local jurisdictions in which we operate. The cannabis industry is subject to state and local laws, regulations and guidelines relating to, among other matters, the cultivation, processing, distribution, sale, storage and disposal of medical and adult use cannabis, with each state enacting laws and regulations for that particular state upon approval of medical or adult use cannabis in such state. States and localities currently require licenses and permits to engage in the cannabis industry with the laws and regulations varying from state to state and locally. In many states, there are specific license caps that create high barriers to entry. In addition to stringent application requirements, licenses may be limited in scope of business. States also may enact social equity programs to foster an inclusive and equitable cannabis industry by increasing diversity in the number of license holders, which may further limit available licenses. Generally, any change in ownership of a license holder or other deemed sale, assignment or transfer of a license requires prior approval by the applicable state regulators, which approval process may be lengthy and rigorous.

For each of our licenses, the states impose strict license renewal requirements that vary state by state. We generally must complete the renewal application process within a prescribed period prior to the expiration date and pay an application fee. The state licensing body can deny or revoke licenses and renewals for a variety of reasons, including, among others, (i) submission of materially inaccurate, incomplete or fraudulent information, (ii) failure of the Company or any of its directors or officers to comply, or have a history of non-compliance, with any applicable law or regulation, including laws relating to minimum age of customers, safety and non-diversion of cannabis or cannabis products, taxes, child support, workers compensation and insurance coverage, or failure to otherwise remain in good standing (iii) failure to submit or implement a plan of correction for any identified violation, (iv) attempting to assign registration to another entity without state approval, (v) insufficient financial resources, (vi) committing, permitting, aiding or abetting of any illegal practices in the operation of a facility, (vii) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at a licensed facility and (viii) lack of responsible operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Some jurisdictions also require licensees to attend a public hearing or forum in connection with their initial license application and license renewal application. Any unexpected delays or costs associated with the licensing renewal process could impede our ongoing or planned operations and could have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

Below is a general summary overview of the current licensing and regulatory framework in the states where we operated under cultivation, processing, transportation or retail licenses or have rights to operate under such licenses as of February 25, 2025. In addition to the states listed below, in the ordinary course of business we may also conduct pre-licensing activities in other markets. In these markets, we may have either applied for licenses, or plan on applying for licenses, but we do not currently own or manage businesses with cultivation, processing, transportation or retail licenses. See Appendix A to this Form 10-K for a list of the licenses and permits, by state, held by the Company for the cultivation, processing, wholesale distribution and retail sale of cannabis products as of February 25, 2025.

Arizona

Cannabis licenses in Arizona may be vertically integrated and, subject to state regulations, Arizona currently allows access to cannabis for both medical and adult use. Cannabis establishment licensees may operate all of the following: (i) a single retail location at which the licensee may sell cannabis and cannabis products to consumers, cultivate cannabis and manufacture cannabis products; (ii) a single off-site cultivation location at which the licensee may cultivate cannabis, process cannabis and manufacture cannabis products, but from which cannabis and cannabis products may not be transferred or sold to consumers; and (iii) a single off-site location at which the licensee may manufacture cannabis products and package and store cannabis and cannabis products, but from which cannabis and cannabis products may not be transferred or sold to consumer.

Arizona state licenses are renewed biennially. Every other year, licensees are required to submit a renewal application. While renewals are biennial, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted at least thirty days prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Arizona.

Connecticut

Subject to state regulations, Connecticut allowed access to cannabis for medical use beginning in 2012. In July 2021, legislation went into effect allowing for the purchase and use of cannabis by any adult over the age of 21. Adult retail sales began in January 2023. Connecticut regulations apply to all aspects of cannabis seed-to-sale including record keeping, reporting, inventory quality, inventory tracking, storage, security and transportation.

Connecticut state licenses are renewed annually. Each year, licensees are required to submit a renewal application. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted at least forty-five days prior to license expiration, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Connecticut.

Florida

Subject to state regulations, Florida currently allows access to cannabis for medical use. The Florida operation includes a call center for all state operations.

Florida state licenses are renewed biennially. Every other year, licensees are required to submit a renewal application. While renewals are biennial, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted at least ninety days prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

The Florida Marijuana Legalization Initiative (Initiative #22-05) appeared on the ballot in Florida as an initiated constitutional amendment on November 5, 2024. If adopted, Initiative #22-05 would have authorized the legalization of cannabis for adults twenty-one years old and older and allowed individuals to possess up to three ounces of cannabis, with up to five grams in the form of concentrate. Existing medical cannabis treatment centers would have been authorized under the initiative to acquire, cultivate, process, manufacture, sell, and distribute cannabis products and accessories. The amendment achieved majority, 56%, support among voters in Florida but failed to reach the supermajority 60% required for adoption. A revised constitutional amendment, drafted to address a number of concerns raised by opponents of Initiative #22-05, has been submitted to the Florida Secretary of State for consideration during the 2026 election. This ballot initiative remains subject to possible legal challenges. There is no assurance that this initiative will appear on the ballot in Florida or that Florida voters will support this initiative.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Florida.

Illinois

Subject to state regulations, Illinois currently allows access to cannabis for both medical and adult use. Illinois has issued a limited amount of dispensary, cultivation, and processing licenses. Applicants for cannabis business licenses must meet, among others, the following requirements: (i) the location for a dispensary must be suitable for public access; (ii) the location must not pose a detrimental impact to the surrounding community; (iii) demonstrate compliance with safety procedures for dispensary employees, patients, and caregivers, and safe delivery and storage of cannabis and currency; (iv) provide an adequate plan for recordkeeping, tracking and monitoring inventory, quality control, destruction and disposal of cannabis, and procedures to discourage unlawful activity; (v) develop a business plan specifying products to be sold; and (vi) demonstrate knowledge of, experience, and proven record of ensuring optimal safety and accuracy in the dispensing and sale of cannabis.

Once a license is granted, licensees have a continuing obligation to ensure no cannabis is sold, delivered, transported, or distributed to a location outside of Illinois. Licenses are valid for one year, and after the initial term, licensees are required to submit renewal applications. Illinois requires on-going compliance by license holders to regulations regarding the requirements of the application, which include suitable locations, safety procedures, procedures for compliance with laws, record keeping, reporting, storage, inventory quality, inventory tracking, security and transportation. In respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is timely submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

Following an approximate three-year delay in Illinois's 2020 licensing application process, new adult use dispensary, infuser, craft grower, and transporter licenses have began to operationalize. The Company established strong relationships with Illinois customers and the communities in which it operates, and will work with new licensees to build profitable new business relationships. While the operationalization of new cannabis business licenses does increase the level of retail competition within this state market, it also presents additional wholesale opportunities for the Company's cultivation and manufacturing operation in this state market.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Illinois.

Maryland

Subject to state regulations, Maryland currently allows access to cannabis for both medical and adult use. The principal license categories in Maryland are: (i) standard grower; (ii) standard processor; (iii) standard dispensary; (iv) micro grower; (v) micro processor; (vi) micro dispensary; (vii) incubator space; and (viii) on-site consumption establishment. Maryland has limited the number of each license, and allows a dispensary licensee to have a direct interest in up to four dispensaries at one time. The standard dispensary license permits the licensee to purchase cannabis from cultivation facilities, cannabis and cannabis products from product manufacturing facilities and cannabis from other retail stores and allows the sale of cannabis and cannabis products to registered patients. The standard grower license permits the licensee to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell cannabis and related supplies to cannabis dispensaries, and cannabis cultivation facilities. The standard processing license permits the licensee to purchase cannabis from cultivation facilities, manufacture cannabis products, and sell those products to licensed cannabis dispensaries. Maryland licenses are valid for a period of five years and are subject to renewals after required fees are paid and provided that the business remains in good standing.

Maryland requires on going compliance with laws and regulations regarding record keeping, reporting, storage, inventory quality, inventory tracking, security and transportation. The license holder must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the State. Registration renewal applications may be denied if the licensee has a history of non-compliance and penalties.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Maryland.

Massachusetts

Subject to state regulations, Massachusetts currently allows access to cannabis for both medical and adult use. On the medical side, there is one principal state license category in Massachusetts: a vertically-integrated license. On the adult use side, there are many state license categories, but the two principal ones are cultivator and establishment (i.e., dispensary). Municipalities may individually determine what local permits or licenses are required if a licensee wishes to establish an operation within its boundaries. Medical use licensees are "vertically-integrated," meaning they grow, process, and dispense their own cannabis. As such, each medical use licensee is required to have a retail facility as well as cultivation and processing operations. Under certain conditions, medical use licensees can acquire up to 45% of their annual inventory of product from other medical use licensees. Medical use licensees that elect to conduct cultivation, processing and retail operations in one location, are commonly referred to as a "co-located" operation.

Massachusetts mandates a comprehensive application process for licensees. Each applicant must submit charter documents, comprehensive financial statements, a character competency assessment, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operations. Each Massachusetts dispensary, grower, and processor license is valid for one year.

Licensees are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventorying, personnel, and more. As in other states where cannabis is legal, Massachusetts regulators can deny or revoke licenses and renewals for multiple reasons. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of Massachusetts. Provided that the requisite renewal fees are paid, the renewal application is submitted at least ninety days prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Massachusetts.

Michigan

Subject to state regulations, Michigan currently allows access to cannabis for both medical and adult use. Michigan administers five types of licenses: (i) grower licenses; (ii) processor licenses; (iii) secure transporter licenses; (iv) provisioning center licenses; and (v) safety compliance facility licenses. There are no stated limits on the number of licenses that can be made available on a state level; however, regulatory authorities have discretion over the approval of applications and municipalities can pass additional restrictions.

Licensees are heavily regulated with on going requirements related to operations, security, storage, transportation, inventorying, personnel, and more. As in other states where cannabis is legal, Michigan regulators can deny or revoke licenses and renewals for multiple reasons. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of Michigan.

Michigan state licenses are renewed annually. Every year, licensees are required to submit a renewal application with requisite renewal fees, including maintaining and providing proof of commercial general liability insurance and coverage for bodily injury resulting from sale of cannabis products. Provided that the requisite renewal fees are paid, the renewal application is timely submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Michigan.

Nevada

Subject to state regulations, Nevada currently allows access to cannabis for both medical and adult use. Nevada is not a vertically integrated system, and there are three principal license categories in Nevada: (i) cultivation; (ii) processing; and (iii) dispensary. The cultivation licenses permit the licensee to acquire, cultivate, deliver, supply and/or sell cannabis and related supplies to cannabis dispensaries and facilities for the production of edible cannabis products and cannabis -infused products. The processing license permits the licensee to acquire, manufacture, deliver, supply and/or sell edible cannabis products or cannabis-infused products to other cannabis production facilities or cannabis dispensaries. The dispensary licenses permit the licensee to purchase cannabis from cultivation facilities, cannabis and cannabis products from product manufacturing facilities, and cannabis from other retail stores, as well as allow the sale of cannabis and cannabis products to lawful consumers.

Nevada licenses are valid for one year and are subject to annual renewals after required fees are paid and provided that the business remains in good standing. Nevada requires on going compliance with laws and regulations regarding record keeping, reporting, storage, inventory quality, inventory tracking, security and transportation. Provided that the requisite renewal fees are paid, the renewal application is timely submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Nevada.

New Jersey

Subject to state regulations, New Jersey currently allows access to cannabis for medical use and adult use. New Jersey permits the operation of vertically integrated cannabis licenses, named Alternate Treatment Centers ("**ATCs**") which allow the licensee to cultivate, process, and sell medical cannabis products to registered qualified patients and caregivers. There are also non-vertically integrated licenses, which principally include: (i) cultivators and manufacturers, which may cultivate cannabis and manufacture medical cannabis products; and (ii) dispensaries which may sell medical cannabis and products to registered qualified patients and caregivers. For adult use cannabis, New Jersey administers six license classes, the principal of which are: (i) cultivator, which may grow recreational use cannabis; (ii) manufacturers, which may produce recreational use cannabis in additional approved forms; and (iii) retailer, which may sell recreational cannabis to consumers over the age of 21. ATCs may expand into adult use sales if approved by New Jersey's Cannabis Regulatory Commission.

Licensees are heavily regulated with on going requirements related to operations, security, storage, transportation, inventory, personnel, and more. New Jersey licenses are valid for one year and are subject to annual renewals. As in other states where cannabis is legal, New Jersey regulators can deny or revoke licenses and renewals for multiple reasons. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of New Jersey. Provided that the requisite renewal fees are paid, the renewal application is submitted at least ninety days prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in New Jersey.

Ohio

Subject to state regulations, Ohio currently allows access to cannabis for medical and adult use. There are three principal license categories in Ohio: (i) dual use cultivator; (ii) dual use processor; and (iii) dual use dispensary. On at least a biennial basis, state regulators consider whether enough medical cannabis dispensaries exist, considering the state population, the number of patients seeking to use medical cannabis and the geographic distribution of dispensary sites. More licenses may be issued based on those findings. The dual use cultivation licenses permit the licensee to acquire, possess, cultivate, manufacture, and process medical and adult use cannabis products, deliver, transfer, have tested, transport, supply and/or sell cannabis and related supplies to dispensaries. The dual use processor license permits the licensee to manufacture and produce medical and adult use cannabis products. The dual use dispensary license permits the licensee to purchase cannabis and cannabis products from cultivation and processing facilities, as well as allow the sale of cannabis and cannabis products to registered patients and lawful consumers.

Ohio requires on going compliance with laws and regulations regarding record keeping, reporting, storage, inventory, product quality, inventory tracking, security, and transportation. The license holder must ensure that no cannabis may be sold, delivered, transported, or distributed by a producer from or to a location outside of the State. Registration renewal applications may be denied if the licensee has a history of non-compliance and penalties. Ohio cultivation, processing, and dispensary licenses are valid for one year and subject to annual renewal. Provided that the requisite renewal fees are paid, the renewal application is submitted at least thirty days for cultivation and/or manufacturing (or forty-five days for dispensaries), prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

On November 7, 2023, ballot initiative Ohio Issue 2, the Marijuana Legislative Initiative, was approved by 57% of Ohio voters as an indirect initiated state statute. In addition to authorizing adult use in Ohio, the ballot initiative authorizes adult-use consumers to possess up to 2.5 ounces of cannabis (up to fifteen grams of cannabis concentrates) and to purchase plant material, seeds, live plants, and clones. The initiative further established the Division of Cannabis Control within the Ohio Department of Commerce. Under the initiative, additional adult-use licenses may be allocated beginning two years from the issuance of initial adult-use licenses based on certain market factors.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Ohio.

Pennsylvania

Subject to state regulations, Pennsylvania currently allows access to cannabis for medical use. The principal permit categories in Pennsylvania are: (i) cultivation; (ii) processing; and (iii) dispensary. The cultivation and processing permits allow the holder to acquire, possess, cultivate, manufacture and/or process medical cannabis products and medical cannabis-infused products, and deliver, transfer, have tested, transport, supply or sell cannabis and related supplies to medical cannabis dispensaries. The retail dispensary permits allow the holder to purchase cannabis and cannabis products from cultivation and processing facilities, as well as allow the sale of cannabis and cannabis products to registered patients and caretakers.

Pennsylvania state licenses are renewed annually, and licensees are required to submit a renewal application every year. There is no ultimate expiry after which no renewals are permitted. In respect of the renewal process, the renewal application must be submitted within six months, but no later than four months of the license's expiration and requires detailed information regarding the licensee's operations.

Permit holders are heavily regulated with on-going requirements related to operations, security, storage, transportation, inventorying, personnel, and more. As in other states where cannabis is legal, Pennsylvania regulators can deny or revoke permits and renewals for multiple reasons. Additionally, permit holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of Pennsylvania.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Pennsylvania.

Virginia

Subject to state regulations, Virginia currently allows access to cannabis for medical use. Virginia's Cannabis Control Authority administers two permit types: (i) pharmaceutical processor, which grows and processes medical cannabis; and (ii) dispensaries, which dispense medical cannabis and medical cannabis products to patients and caregivers. Each year, licensees are required to submit a renewal application. While renewals are annual, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted prior to the expiration date, and there are no material violations noted against the applicable licenses, a licensee would expect to receive the applicable renewed license in the ordinary course of business.

In January 2025, Senator Aaron Rouse of Virginia Beach introduce Senate Bill 970 which would authorize adult use of cannabis in Virginia. In 2024, similar legislation was vetoed by Governor Glenn Youngkin.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in Virginia.

West Virginia

Subject to state regulations, West Virginia currently allows access to cannabis for medical use. West Virginia's Office of Medical Cannabis administers three permit types: (i) growers, which grow and cultivate medical cannabis, (ii) processors, which manufacture medical cannabis into approved forms other than usable medical cannabis, and (iii) dispensaries, which dispense medical cannabis and medical cannabis products to patients and caregivers. Licenses must be annually renewed.

West Virginia requires on-going compliance with laws and regulations regarding record keeping, reporting, storage, inventory, product quality, inventory tracking, security and transportation. The license holder must ensure that no cannabis may be sold, delivered, transported or distributed by a permittee from or to a location outside of the State. Registration renewal applications may be denied if the licensee has a history of non-compliance and penalties.

West Virginia licenses are valid for one year and subject to annual renewal. In respect of the renewal process, the renewal application must be submitted within six months, but no later than four months of the license's expiration and requires detailed information regarding the licensee's operations.

See Appendix A to this Form 10-K for a list of the licenses issued to us with respect to our operations in West Virginia.

Conclusion

It is impossible to determine the extent of the impact of new federal and state and local laws, regulations or initiatives that may be proposed. The regulatory uncertainty surrounding the cannabis industry may adversely affect our business and operations, including without limitation by increasing costs to remain compliant with applicable laws, the impairment of our business by enhanced restrictions and restrictions on our ability to raise additional capital.

We will continue to monitor proposed changes to existing cannabis laws and regulations, the enactment of new cannabis laws and regulations and our compliance with applicable existing cannabis laws and regulations on an ongoing basis in accordance with our compliance program and standard operating procedures. While we believe our operations are in compliance with all applicable state and local laws, regulations and licensing requirements, such activities remain illegal under federal law. For the reasons described above and the risks further described in the section entitled "*Risk Factors*," there are significant risks associated with our business. Readers of this Form 10-K are strongly encouraged to carefully read all of the risk factors contained in *Item 1A—"Risk Factors."*

State and Local Licenses and Permits

The Company, through our subsidiaries and affiliates, holds all licenses and permits that are necessary to comply with state and local cannabis medical and adult use laws and regulations applicable to our operations. All such permits and licenses are current and in effect. We are dependent upon the maintenance and renewal of our cannabis licenses and permits in the states and localities in which our business is operated. Maintenance and renewal of these licenses and permits requires us to remain in compliance with state and local laws and the rules and regulations promulgated by state and local jurisdictions.

See Appendix A to this Form 10-K for a list of the licenses and permits, by state, held by the Company for the cultivation, processing, wholesale distribution and retail sale of cannabis products as of February 25, 2025.

State and local laws and associated rules and regulations may change in the future, and we may be required to obtain additional or supplemental licenses or permits at such times. Our growth strategy includes the acquisition of additional state licensed businesses or assets that may require us to obtain prior state regulatory approval to a change of ownership of the license holder or to a deemed transfer, assignment or sale of the applicable license, which regulatory approval may be conditioned on stringent requirements, in particular if such businesses or assets reside in states or local jurisdictions where we do not currently have operations. See "*Item 1A. Risk Factors — Risks Related to our Business and Operations — The Cannabis Industry*".

Regulatory Compliance Program

Our compliance group oversees, maintains, and implements our regulatory compliance program. The compliance group also prepares, submits and processes our applications for new licenses, renewals, approvals for changes to our existing licenses and approvals for change of ownership of licensees or deemed sales, transfers or assignments of licenses that arise with acquisitions and dispositions. In addition to our internal regulatory group and legal group, we have engaged outside legal counsel, consultants and advisors in many jurisdictions.

The compliance group oversees training for cultivation, production and dispensary managers and employees, along with other department leaders and other persons, as needed, in maintaining compliance with all state and local laws and regulations. The compliance group also monitors all new, proposed, and/or amended laws and regulations and compliance notifications from state and local regulators and inspectors, and the compliance group leads in timely resolving any identified issues or concerns.

Our compliance program includes the following compliance objectives.

- Ensure the operations of our subsidiaries (or third parties, in jurisdictions where we have agreements that provide contractual rights with respect to ownership, management services, consulting or licensing, or a combination thereof, with respect to the applicable license and related cannabis business being conducted pursuant thereto (each such agreement, a "**Management Agreement**")) are compliant with all licensing requirements by the applicable state, county, municipality, town, township, borough, and other administrative entities.

- Ensure our business activities adhere to the scope of the licensing obtained. In the states where only medical cannabis is permitted, the cannabis products are only sold to patients who hold the necessary documentation to permit the possession of the cannabis being sold, and in the states where cannabis is permitted for adult use, the cannabis products are only sold to individuals who meet the requisite age and respective state identification requirements. We carefully align with regulations in jurisdictions allowing both medical and adult use cannabis to ensure compliance with each program.

- Perform due diligence on cannabis businesses we may acquire, including on the policies and procedures in place to ensure that cannabis products are not distributed to minors and review the ownership to ensure that no profits or revenues are used for the benefit of criminal enterprises and that the business has not been involved in violations of law.

- Ensure our businesses adhere to our policies, procedures and practice standards with sufficient checks and balances to confirm that no revenue is distributed to criminal enterprises.

- Review inventory tracking systems and procedures to ensure that the compliance system is effective at tracking inventory and ensuring that there is no diversion of cannabis or cannabis products within the state, in addition to ensuring that no cannabis or cannabis products are diverted into the states where cannabis is not permitted by state law or cross state lines in general.

- Review financial records to ensure that our business activity is not used as a cover or pre-text for trafficking of illegal drugs or engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes.

- Conduct background checks to ensure that our directors, officers, and management are of good character, and have not been involved with illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in the cultivation, manufacturing or distribution of cannabis.

- Review activities of each of our subsidiary and affiliate businesses, the premises on which our subsidiaries and affiliates operate and adherence with the policies and procedures that are related to the possession of cannabis or cannabis products outside of licensed premises, including that there is no possession or use of cannabis on federal property or manufacturing or cultivation of cannabis on federal lands.

- Conduct reviews of products and product packaging to ensure that the products and packaging comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent violations related to motor vehicle, labor and other laws applicable to individuals.

We have comprehensive standard operating procedures that apply to seed-to-sale inventory control across all our locations that include, among others, procedures for receiving inventory, inventory tracking, testing, quality control, storage, record keeping, record retention, required reporting, and security and transportation, as well as procedures for performing inventory reconciliation and ensuring the accuracy of recordkeeping. Regular audits of cannabis and cannabis products inventories are conducted to detect any possible diversion. In addition, security and compliance staff conduct unscheduled and unannounced audits to prevent complacency or the perception thereof. Adherence to the Company's standard operating procedures is mandatory to ensure that our operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements.

Products

We derive our revenues from our wholesale business and our retail dispensary chains. The retail business includes the design, development and operation of branded dispensaries in both medical and adult use markets. Our primary retail presence is traditional brick-and-mortar. However, as regulations allow, we expect to continue to expand our e-commerce, in-store guest pick-up and direct-to-consumer delivery capabilities as part of our commitment to providing a consistent retail brand experience no matter where the consumer might be.

We distribute our portfolio of products to cannabis retail stores in our active markets, including our own retail stores. Ownership of both wholesale and retail operations supports our strategy of distributing our brands at scale by enabling the Company to capture market share, generate brand awareness, and earn customer loyalty in our operating markets through our managed dispensaries and through third-party wholesale customers.

We manufacture and sell a comprehensive array of cannabis products that we design and develop with consumer segments in mind in both the medical and adult use markets. We estimate our products include a proprietary portfolio of over 1,000 product stock-keeping units ("**SKUs**"), and include flower, concentrates for dabbing and vaporizing, edibles, and topicals. Our consumer brands include Encore™, Avexia™, MÜV™, Savvy™, (the) Essence™, BITS™ and Verano™. Our retail dispensaries operate under brands including Zen Leaf™ and MÜV™. As of February 25, 2025, we also have several dispensaries operating under the Cannabist or SWC brand name following our acquisitions of Cannabist AZ and CC East Virginia.

We utilize seed-to-sale tracking software to inventory products, assess quality and minimize product discrepancies and deviated inventory.

Operational Foundation & Current Geographic Markets

We are engaged in the cultivation, processing and distribution of cannabis products with both wholesale and retail business operations. Processing is done on-site in kitchens and processing facilities and distribution of products only occurs at these facilities. We do not own or lease any warehouses to store cannabis.

Our current active operations are located in the following 13 states: Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio, Pennsylvania, Virginia and West Virginia. Our active operations include cultivation, processing, wholesale distribution and retail. All of these markets are subject to state regulations that vary by state, and many of these regulations have, from time to time, been enacted, modified and amended. In addition, municipalities may individually determine what local permits or licenses are required to operate within their boundaries. We actively monitor state and local developments in laws and regulations which may impact our business interests and operations. See "—*Regulatory Framework in the United States— Regulation of Cannabis at the U.S. State and Local Levels*" above for additional information.

NATIONAL FOOTPRINT



Our business plan includes the continued growth of our wholesale and retail operations by entering new markets and expanding in our current markets, including when medical markets expand into adult use markets. Growth plans include applying for new licenses, acquiring existing licensed businesses in limited license markets and maximizing operations under our existing licenses.

Research and Development

Our research and development activities have primarily focused on the development and improvement of efficient and sustainable cannabis cultivation and manufacturing methodologies and technologies to increase yields and maintain and improve the quality of our products. This includes research on lighting methods, air controls, racking and stacking, growing media, nutrient mixtures, pest management techniques, ambient controls, and automation.

We also engage in research and development activities focused on creating new extracted or infused products, and breeds of new cannabis strains and varietals. Our product development team includes members from all relevant product disciplines, who actively monitor existing and prospective markets, as well as test and evaluate the financial viability of all new proposed products.

Intellectual Property

We believe that intellectual property rights and brand protection are important parts of our business strategy. We regularly seek to protect our intellectual property rights in connection with our operating names, our consumer-packaged goods, and certain proprietary goods and services. Such rights include patented and non-patented technology, trade secrets, copyrightable works, and state and federal trademarks. The U.S. federal trademark statute, The Lanham Act, allows for the protection of trademarks and service marks on products and services used, or intended for use, lawfully. Because cannabis-related products and services remain illegal at the U.S. federal level under the Controlled Substances Act, we are not able to register all our trademarks at the U.S. federal level for all products and services; therefore, we currently utilize trademark protection at the state level where commercially feasible. We have also sought protection of our trademarks internationally in countries where we may use the marks or license the right to use the marks. Nonetheless, our success depends upon other areas of our business such as brand awareness, product development and design, production and marketing and not exclusively upon trademarks, patents and trade secrets.

The Company, through our subsidiaries and affiliates, has a growing portfolio of approximately 145 trademarks registered or pending registration with the U.S. Patent and Trademark Office or other state entities and approximately 70 trademarks registered or pending registration with non-U.S. governmental entities, including trademarks with respect to products and retail branding. Product trademarks include various brands such as: Encore™, Avexia™, MÜV™, Savvy™, (the) Essence™, BITS™ and Verano™, and dispensary brands Zen Leaf™ and MÜV™. We anticipate feedback on outstanding submitted applications on a rolling basis and will continue to rely on common law protection for our brands during the trademark registration process. We plan to renew our trademarks on an ongoing basis, and we plan to proactively seek intellectual property protection for products, services, and brand expansions in current markets as well as any new market expansion.

From the time we became licensed to cultivate cannabis, we have developed proprietary cultivation techniques for operating ethanol, butane, and carbon dioxide extraction machinery, including what we believe are best production practices, operating procedures, and methods. This requires specialized skills in cultivation, extraction and refining. Four U.S. and fourteen foreign patents and patent applications are held by our subsidiaries and affiliates for cannabinoid formulations related to transdermal and oral delivery. For additional details, see "*Item 1A. Risk Factors — Risks Related to Our Business and Operations — Information Technology, Cybersecurity and Intellectual Property.*"

We have several website domains, including www.verano.com, numerous social media accounts across all major platforms, and various phone and web application platforms. We rely on contractual protection, including non-disclosure and confidentiality agreements to protect our intellectual property rights, including trade secrets. To the extent the Company describes or discloses its proprietary cultivation or extraction techniques in its applications for cultivation or processing licenses, the Company's policy is to redact or request redactions of such information prior to public disclosure. For additional details on the risks associated with the Company's intellectual property, see "*Item 1A. Risk Factors — Risks Related to Our Business and Operations — Information Technology, Cybersecurity and Intellectual Property.*"

Competitive Conditions

The fast-growing market for legalized cannabis in the U.S. has created a competitive environment for cannabis producers as well as other types of companies who provide goods and services to the cannabis industry. We compete with a variety of different operators across the states in which we currently operate. In many of these states, there are specific license caps that create high barriers to entry. Management of the Company views multi-state operators that have vertical operations as our most direct competition, including the following U.S. based public reporting companies: Green Thumb Industries Inc., Cresco Labs, Inc., Curaleaf Holdings, Inc., and Trulieve Cannabis Corp.

Aside from existing direct competition in states in which we currently operate, out-of-state operators that are capitalized well enough to enter state markets through acquisitions are also considered part of the competitive landscape. Similarly, as we pursue our national footprint growth strategy, operators in our target markets will inevitably become direct competitors. Additionally, we, along with all legally operating competitors, face competition from the illicit markets, including from psychoactive hemp-based products. See "*Item 1A. Risk Factors — Risks Related to our Business and Operations — The Cannabis Industry.*" However, as state and local regulators increase scrutiny on these illicit markets, management of the Company believes this competitive threat will be meaningfully reduced.

There remains a significant lack of traditional sources of bank lending and equity capital available to fund the operations of companies in the cannabis sector. Financing for companies in the cannabis sector is more difficult than other sectors, particularly in the U.S., due to cannabis's classification as a Schedule I drug under the Controlled Substance Act and federal illegality, which create barriers to entry. Additionally, the dynamics of the changing regulatory environment at the state level further complicate financing for companies in the cannabis sector. Competitors, particularly those that sell hemp products which are currently legal in the U.S., may have better access than we do to financing sources and the capital markets.

Marketing and Sales

As of February 25, 2025, through our subsidiaries and affiliates we operate businesses in 13 states, including 153 retail dispensaries and 15 cultivation and processing facilities with over 1.1 million square feet of cultivation capacity. Our sales revenue is derived from our wholesale business and our national chain of retail dispensaries operating under our brands, including Zen Leaf™ and MÜV™.

For the fiscal year ended December 31, 2024, approximately 34.5% of our consolidated revenue, net of discounts, were generated by our wholesale operations and approximately 65.5% of our consolidated revenue, net of discounts were generated by our retail dispensary operations, in each case, excluding intersegment eliminations. For the fiscal year ended December 31, 2024, medical-use sales and adult use sales contributed approximately 51% and 49% of our consolidated revenues, respectively.

For the fiscal year ended December 31, 2024, approximately 17% and 16% of our consolidated sales were generated in Illinois and New Jersey, respectively, where 69% and 90% of sales were in adult use products in each market, respectively. For the fiscal year ended December 31, 2024, approximately 22% of our consolidated sales were generated by our Florida operations, where all sales are for medical products and are generated solely by our retail stores given the vertical integration requirements of Florida's cannabis regulations. Verano is not dependent upon any single customer, or a few customers, noting that a customer is a single retail customer or an individual dispensary customer, would not have a material adverse effect on our business or financial results.

Some of the states in which we operate have regulations that restrict marketing and sales activities of cannabis products. Restrictions may specify what, where and to whom cannabis product information and descriptions may appear or be advertised. Marketing, advertising, packaging and labeling regulations for cannabis products also vary from state to state, potentially limiting the consistency and scale of consumer branding communications and product education efforts. We strive to deploy a diverse range of marketing and brand recognition strategies that comply with applicable local and state laws and regulations.

In medical cannabis markets we seek to educate patients and potential patients about our products and medical dispensaries through certifying physicians, community outreach events and on-going staff training and education. For adult use markets, we seek to educate customers and potential customers about our products and retail dispensaries through community outreach events, compliant advertising and on-going staff training and education, in each case, where allowed under applicable regulations. In Florida we operate a patient care call center with staff that provide support via direct phone, email and online chat customer service communication for customers spanning a majority of our multi-state footprint.

Market data for more established markets expanding into adult use of cannabis are generally more reliable than market data for medical cannabis in states launching their initial programs. We rely largely on our own market research to forecast sales based upon historical sales, demographics, regulatory changes, demand, competition and similar consumer driven research. Using market data for medical and adult use cannabis can be difficult due to ongoing regulatory changes, limited information given the age of the industry and unreliable market information on supply levels. See *"Item 1A. Risk Factors — Our sales volumes are difficult to forecast and a failure in the expected demand for our products to materialize could have a material adverse effect on our business, financial condition and results of operations"* for more information.

Cultivation and Production

The cultivation and production of cannabis products requires licensing and permitting by each state where operations are conducted. As of February 25, 2025, we actively operate 15 cultivation and production facilities with over 1.1 million square feet of cultivation capacity. Seven of these production facilities are Current Good Manufacturing Practices certified.

We only use state-permitted products in our cultivation sites to meet testing, inventory, and other applicable state regulatory requirements. We have implemented and are adhering to standard operating procedures across all of our production facilities.

Although cannabis is an agricultural product, our cultivation methodologies employ a perpetual harvest system whereby plants are propagated and harvested on a staggered schedule. This ensures limited variability in the availability of finished products and minimizes the otherwise cyclical or seasonal nature of the plant-based business.

Components

The principal components in the production of our consumer packaged products include cannabis grown internally or acquired through wholesale channels, as well as other agricultural products, and packaging materials (including glass, plastic and cardboard) acquired through wholesale channels. Almost all raw material inputs, except packaging materials, used to produce our cannabis consumer packaged goods are cultivated or processed internally for further use in the manufacturing process. Due to the U.S. federal prohibition on cannabis, we must source cannabis within each state in which we operate.

Environmental

Similar to traditional agricultural practices, the cultivation and processing of cannabis can impact the environment through waste, energy use, air pollutants, agriculture water runoff, and soil degradation. The extent of these environmental impacts is contingent on the methods of cultivation and production employed. The cannabis industry is in its early stages, and as it continues to mature and expand with increasing legalization, we believe the industry will develop comprehensive environmental sustainability practices in accordance with emerging state regulatory requirements. The establishment of cooperative policies and standards across local, state, regional, and national levels for both cannabis and hemp markets will be pivotal to advancing environmental sustainability across the cannabis industry.

Organic plant waste and single-use consumer packaging constitute a significant portion of the waste generated from the industrial-scale cultivation and processing of cannabis. In several states, regulations mandate that cannabis waste must be rendered "unusable" and "unrecognizable" before it can be disposed in a landfill. Subsequently, in certain states, it is required to be mixed with non-cannabis waste to achieve a ratio of 50% cannabis waste and 50% non-cannabis waste before it can be disposed in a landfill. While many states provide various alternatives that can be mixed with cannabis waste, cultivation sites may struggle to provide sufficient volumes of non-cannabis waste to meet the required ratio without needing to add superfluous waste or having to bring in additional waste for augmentation.

Cannabis cultivation is energy-intensive, particularly when grown indoors. Energy is essential for lighting, environmental controls, and hydration at indoor cultivation operations. Access to energy infrastructure, such as power grids, can pose challenges, leading to temporary reliance on generators powered by fossil fuels that can impact air quality. Despite these challenges, indoor cultivation remains our primary method of cultivating cannabis, driven by market demand for consistent, high-quality cannabis products year-round, independent of adverse weather and fluctuating daylight. According to the National Cannabis Industry Association, as of October 2020, an estimated 63% of commercial cannabis cultivation occurred indoors with another 20% conducted in partial indoor operations, such as greenhouses. Currently, all of the Company's cultivation is done indoors, including in enclosed greenhouse facilities. We anticipate conducting substantially all cultivation and production in indoor facilities.

Beyond the emissions generated from electricity, the cultivation, processing, and transportation of cannabis products all contribute to air emissions. Similar to many other crops, cannabis often relies upon water supplied through artificial irrigation. Agricultural runoff from cannabis cultivation can contain wastewater pollutants, which impact the environment. While traditional agricultural practices are associated with soil erosion, nutrient loss, reduction in organic carbon stored within the soil, and increased acidity, these environmental impacts are more prevalent in outdoor cultivation.

We believe that cannabis businesses aiming to incorporate environmentally sustainable practices must start with a comprehensive plan for cultivation and production. This plan should enable operators to consider the short, medium, and long-term impacts of their operations. Such a plan must include timelines for implementation, objective metrics to gauge progress, standards to monitor compliance, and periodic evaluation of the plan itself.

We are in the process of evaluating our operations to develop a comprehensive cultivation plan that takes into account the Company's short, medium, and long-term environmental impacts. In doing so, we have identified emerging agricultural practices that are applicable to the cannabis industry and promote environmental sustainability. One early-stage practice for managing plant waste involves on-site anaerobic digestion utilizing plant waste to generate and capture methane, carbon dioxide, and nutrient-rich fertilizer. This approach not only diverts waste from landfills but also allows for the reuse of plant waste. To further environmental sustainability, cultivation and retail cannabis facilities could collaborate on establishing practices that promote and integrate reusable and refillable containers for their products, instead of disposable single-use packaging designs. Through proactive planning and the leveraging of business networks, the cannabis industry could collectively pursue more energy-efficient practices. Implementing LED lighting and efficient HVAC systems can significantly reduce energy use in indoor cultivation and processing facilities. Optimizing space utilization and scheduling the use of high energy equipment around peak demand periods could also help reduce the industry's energy footprint. Existing emission control technologies have the potential to be broadly applied across the cannabis industry, mitigating adverse air quality impacts. Industry best practices should prioritize minimizing water usage, addressing agriculture runoff, and eliminating adverse impacts to water quality from any discharges back into the environment.

The federal legalization of cannabis would grant access to federal programs, including the U.S. Department of Agriculture for financial and technical assistance, the Small Business Administration for loan support, and the Environmental Protection Agency for grants, technical assistance, education, research, and traditional funding through nationally recognized financial institutions. Federal legalization has the potential to advance the industry, simultaneously safeguarding consumers and the environment through a national regulatory structure that prioritizes environmental sustainability.

Historically, expenditures for compliance with environmental laws and regulations have not been material to the Company's financial results. In addition, we have not, and do not currently anticipate, material capital expenditures for environmental control facilities. However, they could become an increasing expense for the Company as we develop and implement a comprehensive plan for environmentally sustainable practices, especially if enhanced environmental laws and regulations are enacted for the cannabis industry.

Employees and Human Capital

The Company recruits, hires and promotes individuals that it believes are best qualified for each position, priding itself on using a selection process that recruits people who are trainable, cooperative and share our core values as a company. As of February 25, 2025, the Company had approximately 3,800 employees across its consolidated operating jurisdictions, including corporate, retail, cultivation and processing, both full- and part-time employees, and including but not limited to: finance and accounting, legal, human resources, regulatory and compliance, supply chain and operations, sales and marketing, commercial and cannabis agriculture, chemists, customer service, construction and project management, and real estate.

We offer a comprehensive package of company-sponsored benefits to our employees. Eligibility depends on the full-time or part-time status, employee location and other factors, and benefits include medical and dental plans, disability insurance, a 401(k) retirement and savings plan, employee assistance programs, paid time off and life insurance. Additionally, we believe in aligned incentives and utilize employee stock and incentive plans for a competitive total rewards program. We did not experience any work stoppages in 2024 that had a material impact on us, and we consider our relationship with our employees to be good.

As of February 25, 2025, approximately 600 employees at various cultivation and dispensary operations across our network are covered under one of 15 collective bargaining agreements ("**CBAs**").

Social Equity

We believe that a more diverse and community-oriented focus leads to a more sustainable, inclusive and responsible cannabis industry. We aim to foster a more equitable industry where participation and success are possible regardless of the numerous factors that have historically held many people, businesses, and communities back. To support the growth of an inclusive cannabis industry, we have implemented social equity initiatives at the national level and in states and municipalities in which we operate. The social equity programs are generally designed to develop and carry out initiatives that seek to provide support and create opportunities in the cannabis industry for deprived communities, people of color and other disadvantaged minorities. In each state of operation, we seek to partner with local organizations to provide education, entrance into the cannabis industry, or other growth opportunities to both our employees and the community. To date, we have partnered with Legal Aid Chicago to host a virtual expungement and record sealing clinic to provide relief for those with nonviolent cannabis offenses. This includes our ongoing national fundraising and awareness efforts benefiting Mission Green, an organization that provides clemency, expungement and pardon support and advocacy for nonviolent individuals convicted of cannabis-related crimes, which has yielded more than $275,000 in proceeds to date.

Moreover, we have engaged various local social equity partners for our dispensary operations, including tens of thousands of dollars in donations to local food banks, resulting in thousands of hot meals for disproportionately impacted residents within the communities where we operate.

Several of our state-specific social equity programs include delineated funding for STEM (science, technology, engineering, and mathematics) coursework for disadvantaged youth, further addressing inequities within the local education system(s).

The Company has also subsidized local fire department and first responder agencies for annual supplies of Narcan to reduce the threat of overdose and death.

Lastly, the Company routinely hires within the communities where we operate.

The Company provided complimentary training to law enforcement agencies in Pennsylvania, Maryland, Connecticut and Virginia, as well as organizations such as the PA DUI Association and District Attorney's offices in Pennsylvania and Maryland. These sessions covered various product types available on the market, safe consumption practices, proper medication storage, and strategies to keep products out of children's reach. Additionally, the training addressed different routes of administration, their effects on the body, and the average time it takes for individuals to feel the effects.

In Florida, we provide medical cannabis education through certifying physicians, community outreach events and ongoing staff education, all of which are supported by a patient care call center with dozens of staff members for direct phone, email and online chat support. At the state and local level, we have focused on the region to create volunteer opportunities for employees and donate to charitable organizations, including matching employee donations.

Nationally, Verano has also conducted charitable campaigns supporting the Lynn Sage Breast Cancer Foundation for Breast Cancer Awareness Month, provided endowments for first generation college students, and hosted employee volunteer days. We plan to continue and expand these partnerships and events at the national, state and local levels to increase social equity in the cannabis industry.

Many states and cities have implemented social equity programs in connection with the legalization of medical or adult use cannabis and the Company has participated in some of these programs. These programs seek to ensure that people of color, other disadvantaged minorities and those with prior cannabis offenses, are afforded an opportunity to participate in a meaningful way in the cannabis industry. As new medical and adult use legislation is passed, multi-state operators such as the Company may be prevented, limited or discouraged from obtaining new licenses, renewing licenses or from participating in new markets or existing markets, or otherwise may be required to partner with people of color or other disadvantaged minorities.

Available Information

The Company's website address is www.verano.com. Through this website, the Company's filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, will be accessible (free of charge) as soon as reasonably practicable after materials are electronically filed with or furnished to the SEC. The information provided on the Company's website is not part of this Form 10-K, unless otherwise noted.

The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Canadian securities authorities also maintain an Internet site (www.sedarplus.ca) that contains reports, circulars, annual financial statements and other information regarding the Company.

ITEM 1A. RISK FACTORS

The Company is subject to risks, certain of which are described below. The occurrence of any one or more of these risks or uncertainties could have a material adverse effect on the value of any investment in the Company and the financial condition or operating results of the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. Due to the nature of the Company and its business, investors should carefully consider all such risks, including those set out in the discussion below, together with the other information in this Form 10-K and our other filings with the SEC and Canadian Securities Administrators.

Summary Risk Factors

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

- the illegality of cannabis under federal law, the U.S. federal regulatory landscape and enforcement related to medical or adult use cannabis, including political risks, civil asset forfeiture and regulation by additional regulatory authorities;
- regulatory and political changes to U.S. federal, state and local laws related to medical or adult use cannabis, including political risks and regulation by additional regulatory authorities;
- the impacts of economic uncertainty stemming from disruptions in U.S. and global markets, inflation, rising interest rates, and changes in consumer and business confidence;
- our outstanding indebtedness and potential future indebtedness, including our ability to repay such indebtedness;
- reliance on key management;
- market acceptance of existing and new products and potential returns or recalls of our products;
- consumer acceptance of our brand portfolio;
- the accuracy of our forecasted demand for our products;
- the potential for fraudulent activity by employees, contractors and consultants;
- our exposure to growth-related operational and execution risks;
- potential negative findings in our clinical research with respect to our products;
- our ongoing litigation matter with Vireo Growth Inc., formerly known as Goodness Growth Holdings, Inc.;
- potential product liability claims;
- our exposure to natural phenomena and resulting potential uninsured or under insured losses;
- the risk that our property will be subject to civil asset forfeiture;
- our structure and our resulting reliance on the performance of our subsidiaries and affiliates;
- our expansion-by-acquisition strategy;
- our ability to acquire businesses and cannabis licenses in desired markets and the integration and operation of acquired businesses;
- the typically limited operations of businesses we acquire;
- the unconventional due diligence process in the cannabis industry;
- our ability to acquire and lease properties suitable for the cultivation, production and sale of cannabis;
- potential limited representations and warranties of businesses we may acquire;
- our acquisition of businesses in developing cannabis markets;
- our lack of portfolio diversification by industry or geography;
- our use of joint ventures, strategic partnerships and alliances;
- our contractual relationships with our consolidated variable interest entities;
- existing competition and new market entrants;
- the introduction of synthetic alternatives to cannabis products by pharmaceutical and other companies;
- the immaturity of the cannabis industry and limited comparable, competitive and established industry best practices;

- the availability of and our reliance on third-party suppliers, service providers, contractors and manufacturers, and any significant interruption of these relationships, including negative changes to quality, availability, pricing, trade policy and other economics;
- wholesale and retail price fluctuations;
- public opinion and perception of the cannabis industry;
- the availability of raw or other materials;
- rising or volatile energy costs;
- agricultural and environmental risks and the impacts of environmental regulations on the cannabis industry and environmental protections;
- physical security risks, such as theft;
- potential scrutiny from Canadian authorities;
- disparate state-by-state regulatory landscapes and licensing regimes for medical and adult use cannabis;
- the difficulties cannabis businesses face accessing and maintaining banking or financial services due to federal regulations;
- the cost and difficulty of complying with various regulatory schemes;
- the impact of state social equity legislation as it relates to the cannabis industry;
- the risk of high bonding and insurance costs;
- environmental regulations;
- effects of changes in laws and policies governing employees and by union organizing activity;
- potential divestment of licenses if required by regulatory authorities;
- our dependency on the banking industry;
- required public disclosure and governmental filings containing personal information of our officers, investors and other stakeholders;
- potential findings by regulatory authorities that one of our shareholders is unsuitable;
- the risk that our directors, officers, employees or investors are barred from entering the U.S.;
- the ability to, and constraints on, promoting and marketing cannabis products;
- potential U.S. Food and Drug Administration governance of the cannabis industry;
- the potential limitations on our ability to enforce our contracts or any liens granted to us;
- the potential lack of access to federal bankruptcy protections in the U.S.;
- reliance on information technology systems, the potential disclosure of personal information of patients and customers and cybersecurity risks;
- our reliance on third-party software providers;
- cost related to preserving our brand identity;
- our ability to protect our intellectual property due to limited intellectual property protection available for cannabis products and the potential infringement by third parties;
- potential infringement or misappropriation claims;
- the risk of financial crimes;
- the risk of receiving no return on our securities;
- our elimination of monetary liability and indemnification rights against our directors, officers and employees under British Columbia law;
- our dual class capital structure with Class A subordinate voting shares and Class B proportionate voting shares;
- the time and resources necessary to comply with corporate governance practices and securities rules and regulations in the U.S. and Canada;
- our management's ability to maintain effective internal controls;
- potential dilution if we issue additional Subordinate Voting Shares or Proportionate Voting Shares;
- market perception of sales of a substantial amount of Subordinate Voting Shares;
- transfer restrictions on our Subordinate Voting Shares;
- price volatility of our Subordinate Voting Shares;
- our shareholders' limited participation in our affairs;
- our expectation to not declare or pay out dividends;
- the concentration of our voting control; and
- the taxation of cannabis companies in the U.S., including the impact of Section 280E of the Code; and
- other risks described in this Form 10-K, as more particularly described herein.

Risks Related to Our Business and Operations – General

Cannabis, other than hemp, remains illegal under U.S. federal law, and therefore any change in federal enforcement could have material adverse impact on our business, financial condition and results of operations.

To date, in the U.S. 38 states plus the District of Columbia and the U.S. territories of Puerto Rico, Guam, the Commonwealth of Northern Marina Islands, and the U.S. Virgin Islands have authorized comprehensive medical cannabis programs, 24 states plus the District of Columbia and the U.S. territories of Guam, the Commonwealth of Northern Mariana Islands, and the U.S. Virgin Islands have authorized comprehensive programs for medical and adult use (i.e. recreational) cannabis, and 7 states allow the use of low THC and high CBD products for specified medical uses.

Under U.S. federal law, however, those activities are illegal. Cannabis, other than hemp, is currently a Schedule I controlled substance under the CSA, which means it is viewed by the U.S. federal government as a drug that has a high potential for abuse and no therapeutic value. Therefore, even in U.S. states and territories that have legalized cannabis to some extent, the cultivation, possession and sale of cannabis violates the Controlled Substances Act and is punishable by imprisonment, substantial fines and forfeiture. Moreover, individuals and entities may violate U.S. federal law if they aid and abet another in violating the Controlled Substances Act, or conspire with another to violate the law. Violating the Controlled Substances Act is also a predicate for other crimes in the U.S., including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. The U.S. Supreme Court has ruled that the U.S. federal government has the authority to regulate and criminalize the sale, possession and use of cannabis in the U.S., even for individual medical purposes, regardless of whether it is legal under state law. To date, however, the U.S. federal government has not enforced those laws against companies (and their vendors) complying with state cannabis law. In October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review cannabis's Schedule I status. In August of 2023, the HHS recommended to the DEA that cannabis be rescheduled to Schedule III under the CSA. On December 2, 2024, the DEA held a preliminary formal hearing regarding the rescheduling of cannabis, and additional hearings were scheduled from January 21, 2025 to March 6, 2025. On January 13, 2025, Chief Administrative Law Judge presiding over the rescheduling of cannabis ordered that the hearing scheduled for January 21, 2025 was cancelled, and that the proceedings in the matter were stayed, pending a resolution of an interlocutory appeal to the DEA Administrator. A joint status update must be provided to the tribunal ninety (90) days from the issuance of the order, and every ninety (90) days thereafter. In addition, in November 2024, Donald Trump was elected president of the U.S. and announced that Pam Bondi would be his pick for attorney general. While the ongoing rescheduling process could result in the decriminalization of cannabis for medical and adult-use by descheduling or rescheduling cannabis, there are no assurances if or when there could be any change in the regulation of cannabis under the CSA, particularly due to the change in administration and the stay to the rulemaking process. Although we believe that our business activities are compliant with applicable state and local laws in the United States, strict compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive substantially all of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

The likelihood of any future adverse enforcement against companies complying with state cannabis laws remains uncertain. In 2018, then-U.S. Attorney General Jeff Sessions issued the Sessions Memorandum rescinding the DOJ's previous guidance under the Cole Memorandum that had given federal prosecutors discretion not to enforce federal law in states that legalized cannabis, as long as the state's legal regime adequately addressed specified federal priorities. The Sessions Memorandum, which remains in effect, states that each U.S. Attorney's Office should follow established principles that govern all federal prosecutions when deciding which cannabis activities to prosecute. As a result, federal prosecutors can use their prosecutorial discretion to decide to prosecute state-legal cannabis activities. Since the Sessions Memorandum was issued, however, U.S. Attorneys have not targeted state law compliant cannabis entities. The policy of not prosecuting companies complying with state cannabis laws continued under U.S. Attorney General Merrick Garland. The DOJ may change its enforcement policies at any time, with or without advance notice, under acting U.S. Attorney General, James McHenry, or pending nominee, Pam Bondi.

Additionally, since 2014, versions of the U.S. omnibus spending bill have included a provision prohibiting the DOJ from using appropriated funds to prevent states from implementing their medical-use cannabis laws. While the omnibus spending bill affords some protection to medical cannabis businesses, we also operate adult use cannabis businesses that are permissible under state and local laws. Consequently, some of our operations may be outside any protections extended to medical-use cannabis under the spending bill provision. This could subject us to greater and different U.S. federal legal and other risks as compared to businesses where cannabis is sold exclusively for medical use, which, in turn, could materially and adversely affect our business. Furthermore, any change in the U.S. federal government's enforcement posture with respect to state-licensed cannabis sales, including the enforcement postures of individual federal prosecutors in judicial districts where we operate, would lead to an inability to execute our business plan, likely resulting in significant losses with respect to our customer base and adversely affecting our business, financial condition and results of operations.

In addition to criminal liability for producing, manufacturing, distributing and selling cannabis, other subsections of the CSA criminalize related activities with expanded sentences and increased penalties for corporations. For example, entities or persons who manage or control a property and knowingly make that property available for the purposes of manufacturing, distributing or using any controlled substances can be found liable under the Controlled Substances Act. We own properties on which activities prohibited by the Controlled Substances Act occur. Therefore, a federal prosecutor could prosecute us as an owner of "drug-involved premises" and we could be found to violate U.S. federal law by virtue of these assets. Additionally, we intend to acquire and invest in businesses that are directly or indirectly engaged in the medical and adult use cannabis industry in the U.S. where state and local law permits such activities.

Our anticipated funding of businesses engaged in the medical and adult use cannabis industry, whether through loans or through other forms of investment, is currently illegal under applicable U.S. federal laws. Any criminal charges brought against us could result not only in the inability to execute our business plan, but the cessation of our operations and could further result in significant fines, penalties and losses, which would adversely affect our business, financial condition and results of operations.

THE CONSEQUENCES OF SUCH GOVERNMENTAL ENFORCEMENT WOULD BE MATERIALLY DETRIMENTAL TO US, OUR BUSINESS AND THE VALUE OF THE SUBORDINATE VOTING SHARES AND COULD RESULT IN THE FORFEITURE OR SEIZURE OF ALL OR SUBSTANTIALLY ALL OF OUR ASSETS.

There is a substantial risk of regulatory or political change to federal, state and local laws permitting cannabis activities. Such changes could have a material adverse impact on our business, financial condition and results of operations.

Continued development of the U.S. cannabis industry depends upon legislative authorization of cannabis at the federal, state and local level. The status quo of, or progress in, the federal or state regulated U.S. cannabis industry, while encouraging, is not assured and any number of factors could slow or halt further progress in this area. The political environment surrounding the cannabis industry in the U.S. in general can be volatile and the regulatory framework remains in flux. While there may be ample public support for legislative action permitting the production and use of cannabis, numerous factors impact and can delay the legislative and regulatory processes. If pro-cannabis regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, our growth targets and prospects, and thus, the effect on the return of investor capital, could be extended or reduced.

Further, there is no guarantee that, at some future date, voters or the applicable state legislative bodies will not repeal, overturn or limit any such legislation legalizing the cultivation, manufacture, sale, distribution or consumption of medical or adult use cannabis. Local and city ordinances may strictly limit or restrict the applicability of state laws to their jurisdictions and the distribution of cannabis in their jurisdictions in a manner that may make it extremely difficult or impossible to transact business that is necessary for the continued operation of the cannabis industry generally and us specifically. Although our operations are legal under the laws of the states in which our business operates, local governments have the ability to limit, restrict and ban cannabis businesses from operating within their jurisdiction. Land use, zoning, ordinances and similar federal, state and local laws could be adopted or changed and have a material adverse effect on our business.

In addition, the rule making process to reschedule cannabis to a Schedule III substance under the CSA is ongoing at the time of this filing. We cannot predict the effects such rescheduling would have on our business, and there is no guarantee that the formal rule making process will happen within a certain timeframe or that cannabis will be rescheduled. If cannabis were rescheduled to a Schedule III substance, we cannot predict the federal regulations that may be put into place regarding the cannabis industry. In particular, Donald Trump was elected president of the U.S. in 2024. While Donald Trump has generally expressed support for regulations that are favorable to the U.S. cannabis industry, there is no guarantee that he will agree with President Biden's review of the scheduling of cannabis under the CSA, or how the new administration, including new attorney general, will affect the formal rule making process. In addition, particularly considering the U.S. congressional elections that occurred in 2024, there is no guarantee that on-going pro-cannabis federal legislative efforts such as the State Reform Act or the SAFER Act will continue, or that legislation that further restricts the cannabis industry at the federal U.S. level will not be proposed or passed. Many states held elections in 2024 as well, and as such, we cannot predict if newly-elected state officials will adversely change the regulatory schemes regarding cannabis in the states where we operate.

Any one of these factors could slow or halt additional legislative authorization of cannabis, which could harm our business, financial condition and results of operations. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, our business or operations in those states or under those laws would be materially and adversely affected. As they amend or develop legislation and regulations, state and local regulators and legislatures may use the regulatory process to slow the growth of multi-state operators like us, with the intent of creating increased opportunities for resident farmers and entrepreneurs, which could severely restrict our ability to operate in those jurisdictions. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect our business and our assets or investments. Maintaining compliance with complex and ever-changing regulations and laws, including sometimes unclear regulations and laws, can be a difficult task, and a materially compliant business can be found in violation of one or more laws, rules or regulations while remaining materially or substantially compliant with applicable state cannabis laws.

Challenging U.S. and global economic conditions may negatively impact our business, financial condition and results of operations.

Any disruptions and volatility in U.S. and global financial markets, inflation, potential recession and declining consumer and business confidence could lead to decreased levels of consumer spending and higher costs. Our operations have been, and could continue to be affected by inflation, and could be effected by any potential recession, real or perceived market disruptions, the unemployment level, the impact of a federal government shutdown, or rising or elevated interest rates reach levels that influence consumer trends and spending and, consequently, impact our sales volume, pricing, cost of goods and profitability. The Company takes a cautious approach in allocating its capital to maximize its returns while ensuring appropriate liquidity. Given inflation and the uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the potentially negative impact on its operations and expansion plans. There is no guarantee that these measures will minimize such potentially negative impacts and that we may not continue to take further measures in the future. In addition, economic uncertainty may make it more difficult to access financing at the rates we have received previously.

These macroeconomic developments could negatively impact our business, which depends on the general economic environment and levels of consumer spending. In addition, macroeconomic conditions could cause budgetary pressures for our wholesale and end customers, which could result in a delay or reduction in their spending, and in turn could adversely affect our business. We may not be able to maintain our existing customers or attract new customers, or we may be forced to increase or reduce the price of our products. We are unable to predict the likelihood of the occurrence, duration, or severity of a recession or other disruptions in the U.S. credit and financial markets and adverse U.S. and global economic conditions. Any general or market-specific economic downturn could have a material adverse effect on our business, financial condition and results of operations.

The Company and certain of our subsidiaries are borrowers under secured debt facilities, and we may be unable to repay, renew or refinance our indebtedness when it becomes due. Further, our debt facilities contain covenants that restrict our business and they may be difficult or costly for us to comply with. If we are unable to repay, renew or refinance our debts as they become due, it would have a material adverse effect on our business, financial condition and results of operations and the value of the Subordinate Voting Shares.

The Company and certain of our subsidiaries are borrowers of secured indebtedness and are subject to risks typically associated with secured debt financing, which are heightened by the cannabis regulatory environment in the U.S. Our cash flows could be insufficient to satisfy the amount of required payments of principal and interest and we may not be able to repay our indebtedness. Our ability to make scheduled payments of principal and interest on our indebtedness when due depends on our future cash flow which is subject to the financial performance and results of our business, the value of our assets, prevailing economic conditions, the cannabis regulatory environment, prevailing interest rate levels and other financial, competitive and operational factors impacting the cannabis industry, many of which are beyond our control.

The covenants of our indebtedness limit our ability to engage in activities that may be in the Company's long-term best interest. In addition, compliance with the financial, operational and reporting covenants, including obligations to maintain minimum cash balances at certain financial institutions, increases our legal and financial costs, make certain activities more difficult or restricted, and may be time-consuming or costly and increase demand on the Company's systems and resources. Our failure to comply with any of these covenants could result in a default, which could result in increased default interest rates, the acceleration of repayment of our debt or our lenders' foreclosure on our assets securing our indebtedness.

We may not be able to renew or refinance our indebtedness, including indebtedness under the 2022 Credit Agreement or the Loan Agreement on substantially similar terms, or at all, particularly in an environment of economic uncertainty such as the one discussed above in "—*Challenging U.S. and global economic conditions may negatively impact our business, financial condition and results of operations*." Our ability to access short-term and long-term lending and capital markets to obtain, and the availability of acceptable terms and conditions of, financing are impacted by many factors, including the liquidity and volatility of the overall lending and capital markets, the cannabis regulatory environment and the current state of the economy, including the cannabis industry. There can be no assurances that we will be able to access the lending and capital markets to refinance our indebtedness. We may have to pay higher interest rates and additional fees and expenses, and we may have to agree to terms that could increase the cost of our indebtedness structure. If we are unable to renew or refinance our indebtedness on terms that are not materially less favorable than the terms currently available to us or obtain alternative or additional financing arrangements, we may not be able to timely repay our indebtedness, which may result in a default under our indebtedness, which could result in our lenders' foreclosure on our assets securing our indebtedness.

The Company and our subsidiaries may incur additional indebtedness, and we may be unable to borrow on better or substantially similar terms to our existing indebtedness. New indebtedness facilities may contain covenants that further restrict our business and they may be difficult or costly for us to comply with. If we were to incur additional indebtedness that increases the cost of our indebtedness structure, it would have a material adverse effect on our business, financial condition and results of operations and the value of the Subordinate Voting Shares.

We may incur additional indebtedness. As funds are borrowed, additional interest and debt service increases the expense of operating our business. In addition, lenders of future borrowings may require additional restrictions on our business and operations and additional assets to secure our obligations. Our ability to access short-term and long-term lending and capital markets to obtain, and the availability of acceptable terms and conditions of, financing are impacted by many factors, including the liquidity and volatility of the overall lending and capital markets, the cannabis regulatory environment and the current state of the economy, including the cannabis industry. We may have to pay higher interest rates and additional fees and expenses, and we may have to agree to terms that could increase the cost of our indebtedness structure.

We rely on the expertise of our management team and other employees experienced in the cannabis industry, and the loss of key personnel could negatively affect our business, financial condition and results of operations.

Our success largely depends upon the continued services of our executive officers and management team members. If one or more of our executive officers or management members is unable or unwilling to continue in his or her present position, we may not be able to replace such individual readily, if at all. Additionally, we may incur additional expenses to recruit and retain new executive officers and management members and personnel with experience in the cannabis industry. We do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any key persons could adversely affect our business, financial condition and results of operations.

We face risks related to our products.

We have committed and expect to continue committing significant resources and capital to develop and market existing products and new products and services. These products are relatively untested in the marketplace, and we cannot assure that we will achieve market acceptance for new products and services that we may offer in the future, or that our products that achieve market acceptance will maintain that acceptance over time. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop and market these new products and services could have a material adverse effect on our business, financial condition and results of operations. We also face competition from hemp and illicit market products that are not subject to testing or regulation by state agencies and that are not subject to the same taxes state-legal cannabis businesses face, and may be priced significantly lower than our products.

Our products may be returned or recalled, which could damage our brand identity and adversely affect our business, financial condition and results of operations.

Despite quality control procedures, cultivators, manufacturers and distributors of cannabis products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of our products or any of the products that we purchase from a third party are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall, and may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. A recall or return of our products could lead to a deterioration in our brand identity, decreased demand for our products or limit our ability to purchase from a third-party and could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the popularity of consumer acceptance of our brand portfolio.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on consumer acceptance of and demand for our products. Acceptance of our products depends on several factors, including availability, cost, ease of use, familiarity of use, convenience, effectiveness, safety and reliability. If customers do not accept our products, or if such products fail to adequately meet customers' needs and expectations, our ability to continue generating revenues could be reduced. As the number of available licenses increase in the markets in which we operate, and the illicit market and psychoactive hemp-based products proliferate, additional competition and increased product availability may result in competitors undercutting our prices. From time to time, we may need to reduce our prices in response to competitive and customer pressures and to maintain our market share, which could materially reduce our revenues.

Our sales volumes are difficult to forecast and a failure in the expected demand for our products to materialize could have a material adverse effect on our business, financial condition and results of operations.

As a result of the early stage of the cannabis industry, ongoing U.S. state and federal regulatory and policy changes for medical and adult use cannabis and unreliable levels of market supply, the market data available for cannabis demand can be limited. We must rely largely on our own market research to forecast sales, as detailed forecasts are not generally obtainable from other sources in the states in which our business operates. Additionally, any market research and our own projections of sales, demographics, demand and similar consumer research, are based on assumptions from limited and unreliable market data. A failure in the expected level of demand for our products to materialize as a result of competition, regulatory changes, technological change or other factors could have a material adverse effect on our business, financial condition and results of operations.

There is a risk of fraudulent or illegal activity by our employees, contractors and consultants, and any fraudulent or illegal acts could negatively affect our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or disclosure of unauthorized activities that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and state healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; (v) our contractual agreements; or (vi) our policies and code of ethics. It may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such investigations or actions are instituted against us, and we are not successful in defending them or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to growth-related operational and execution risks and our inability to mitigate and address these risks would have a material adverse effect on our business plan, financial results and financial condition.

We are subject to growth-related operational and execution risks, including integration of acquired businesses, facility, personnel, and other capacity constraints, efficient management of assets and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our integration processes and operational and financial systems and to expand, train and manage our employee base. Our inability to effectively manage our growth may have a material adverse effect on our business financial results and financial condition.

Past performance is not necessarily indicative of future results, and if our actual operations differ materially from management's expectations, it could have a material adverse effect on our business, financial condition and results of operations.

Our growth is in large part attributable to acquisitions of existing cannabis businesses and licenses. Our past operational performance may not be indicative of our future operating results. There can be no assurance that the revenue growth, cashflow, operating margins and other historical operating results achieved by us will be achieved by us going forward, and our financial performance and operating results may be materially different.

Clinical research with respect to our products is ongoing, and negative findings could lead to rollbacks of state legalizations laws and negative public perceptions of cannabis, which would negatively affect our business, financial condition and results of operations.

Research in the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Although we rely on the articles, reports and studies that support our beliefs regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis, future research and clinical trials may prove such beliefs to be incorrect, or could raise concerns regarding, and public perceptions relating to, cannabis. Further, the cannabis industry is highly dependent upon consumer perception, which can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity.

Future research studies and clinical trials may reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could lead to rollbacks in state regulation or otherwise have a material adverse effect on the demand for our products with the potential to lead to a material adverse effect on our business, financial condition and results of operations. There is no assurance that such adverse research studies or clinical trials will not arise.

We are currently involved in litigation with GGH arising from our termination of the GGH Arrangement Agreement. Any unfavorable verdict or settlement of the litigation with GGH could have a material adverse effect on our business, financial condition, results of operations and the Subordinate Voting Shares. We also may be a party to other material litigation that requires outsized expenses or results in negative outcomes that could affect our business, financial condition, results of operations and Subordinate Voting Shares.

We are currently involved in litigation with Vireo Growth Inc., formerly known as Goodness Growth Holdings, Inc. ("**GGH**"). On January 31, 2022, we entered into an Arrangement Agreement (the "**GGH Arrangement Agreement**") with GGH, pursuant to which we agreed to acquire all of the issued and outstanding equity interests of GGH in exchange for equity interests in the Company. On October 13, 2022, we provided written notice to GGH of the exercise of our termination rights under the GGH Arrangement Agreement. On October 21, 2022, GGH filed suit against us in the Supreme Court of British Columbia alleging that the Company breached (i) the GGH Arrangement Agreement through, among other things, the purported wrongful repudiation of the GGH Arrangement Agreement, (ii) the duty of good faith, and (iii) the duty of honest performance in contract. We filed a counterclaim on November 14, 2022 asserting that GGH owes us a termination fee in the amount of $14,875,000, or alternatively, the reimbursement of out-of-pocket fees and expenses of up to $3,000,000 as a result of our termination of the GGH Arrangement Agreement, which was based upon our belief that GGH breached covenants and representations in the GGH Arrangement Agreement and the occurrence of other termination events. GGH filed a response to such counterclaim on December 7, 2022, in which GGH denied it was obligated to pay any termination fee or transaction expenses.

On May 2, 2024, GGH filed an application with the Supreme Court of British Columbia seeking an order granting summary trial in the ongoing litigation between the Company and GGH regarding the GGH Arrangement Agreement. In the application, GGH stated it is seeking $860,900,000 in damages, plus costs and interest (the "GGH Application for Summary Trial"). On June 19, 2024, the Company filed an application in response seeking: (i) dismissal of the GGH Application for Summary Trial on the grounds that the issues raised by it are not suitable for disposition by summary trial and will not assist the efficient resolution of the proceeding; and (ii) an order that the report on damages filed by GGH in support of the GGH Application for Summary Trial is inadmissible and shall be excluded from evidence in the trial, or any summary trial, of this matter. On September 17, 2024, the Company filed an amended response and counterclaim with the Supreme Court of British Columbia, primarily in response to communications recently disclosed by GGH.

We can provide no guarantees or assurances that we will prevail or be able to settle this lawsuit or our counterclaim on favorable terms, if at all. This lawsuit, our counterclaim and future litigation, including any shareholder litigation or governmental or regulatory investigation, could have a material adverse effect on our business, results of operations, financial condition, reputation and cash flows, as well as on the market price of the Subordinate Voting Shares.

The Company or our subsidiaries may become party to litigation from time to time which could be concluded in a way which is adverse to us and could adversely affect our business operations and use significant resources. Although the results of lawsuits and claims cannot be predicted with certainty, defending and prosecuting these claims is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an unfavorable judgment that may not be reversed on appeal, or we may decide to settle lawsuits on similarly unfavorable terms. Any such negative outcome could result in payments of substantial monetary damages or fines, changes to our business practices, and could have a material adverse effect upon our business, financial condition, results of operations and the Subordinate Voting Shares.

We may be subject to product liability claims which could adversely affect our business, financial condition and results of operations.

We manufacture, process and distribute products designed to be ingested and used topically by humans, and therefore we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption and use of cannabis products alone or in combination with other medications or substances could occur. Although we have quality control procedures in place, we may be subject to various product liability claims, including, among others, that the products produced by us, or the products that we purchase from third party licensed producers, caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation, and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurances that product liability insurance will be obtained or maintained on acceptable terms or with adequate coverage against potential liabilities.

We are exposed to various operational risks and natural phenomena, any of which may be uninsured or underinsured, and uninsured losses could have a material adverse effect on our business, financial condition and results of operations.

We may be affected by a number of operational risks and natural phenomena for which we may not be adequately insured, including labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures; changes in the regulatory environment; impact of non-compliance with laws and regulations (both related and unrelated to the cannabis industry); the outbreak of a global pandemic; and inclement weather conditions, hurricanes, floods, earthquakes and other natural disasters. Such risks can cause interruption of operations, shortage of staff, disruption of supply chain, market volatility, personal injury, loss of life, suspension of operations, damage to facilities, damage to or destruction of property, equipment and the environment. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our properties, dispensary facilities and cultivation and production facilities, or cause personal injury or death, environmental damage or have an adverse impact on our operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, there can be no assurance that we will not encounter hazardous conditions, such as asbestos or lead, at the sites of the real estate used to operate our business, which may delay the development of our business. Climate change or significant weather events may accelerate or exacerbate environmental conditions in ways that adversely affect the business due to potential negative effects on agricultural conditions, increased difficulty in construction projects to support our operations, and ownership or leasing of real property generally. Upon encountering a hazardous condition, work at our facilities may be suspended. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. If additional hazardous conditions were present, it would likely delay construction and may require significant expenditure of our resources to correct the conditions. Such conditions could have a material adverse effect on our business, financial condition and results of operations.

We plan to continuously monitor our operations for quality control and safety and to mitigate risk. However, there are no assurances that our safety procedures will always prevent damage and we may be affected by liability or sustain losses in respect of risks and hazards. Although we maintain insurance coverage, such insurance does not cover all of the potential risks associated with our business and operations, including natural disasters.

The cost of insurance for companies engaged in cannabis-related activities is higher than many other industries and we may be unable to maintain insurance to cover these risks at economically feasible premiums, in part or at all. In addition, insurance coverage may not be available to us or may not be adequate to cover any resulting liability. In certain locations where we operate, such as Florida, it may be difficult to get insurance at reasonable costs, or at all, that will adequately cover adverse weather events such as hurricanes. Moreover, insurance against risks such as environmental pollution or other hazards encountered in our operations is not generally available on acceptable terms. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits then maintained by us, or a claim at a time when we are not able to obtain liability insurance, could have a material adverse effect on our business, financial condition and results of operations.

Our property is subject to risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

Risks Related to Our Business and Operations – Organizational Structure and Acquisition-Based Strategy

The Company is the ultimate holding company in its corporate organizational structure. As such, the Company depends on the performance of its subsidiaries and affiliates and therefore any material declines in the financial health or prospects of these entities will adversely affect our business, liquidity, financial condition and results of operations.

We are a holding company, and the vast majority of our assets are the ownership interests we hold in our subsidiaries. As a result, our investors, lenders and creditors are subject to the risks attributable to our subsidiaries. As a holding company, we conduct all of our business operations through our subsidiaries and affiliates, which generate all of our revenues. Consequently, to the extent we cannot raise funds from the issuance of debt or equity securities, our cash flow and ability to complete our business plan and growth objectives are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of our subsidiaries and affiliates to pay dividends and other distributions to us or to any of our other subsidiaries will depend on their operating results and are subject to laws and regulations which require that solvency and capital standards be maintained as well as contractual restrictions contained in mortgages, credit facilities and other similar agreements. In the event of a liquidation or reorganization of any of our subsidiaries or affiliates, lenders and trade creditors may be entitled to payment of their claims from the assets of such subsidiaries or affiliates before us. Accordingly, any decline in the financial performance or prospects of any of our subsidiaries or affiliates will adversely affect our investment in such subsidiaries or affiliates, the value of our assets and our ability to receive cashflow and realize a return on our investment.

We engage in acquisitions, dispositions and other strategic transactions, which present numerous execution risks. We may encounter unforeseen obstacles related to these transactions that would negatively impact our business, financial condition and results of operations and the Subordinate Voting Shares.

Material acquisitions, dispositions and other strategic transactions involve a number of execution risks, including: (i) potential disruptions to our ongoing business; (ii) distraction of management; (iii) our becoming more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or taking longer to realize than expected; (v) an increase in the scope and complexity of our operations, including in employee relations as a result of growth or acquiring existing union and collective bargaining agreements; and (vi) a loss or reduction of control over our assets. Additionally, we may issue Subordinate Voting Shares and other equity interests as consideration in such transactions, which issuances would dilute our existing shareholders' equity holdings in the Company.

Our acquisitions are subject to varying degrees of approval which include in some cases, among other things, (i) approval by the Company's shareholders; (ii) approval by local and state authorities of the change in ownership in the cannabis licensee or the deemed sale, transfer or assignment of the cannabis-related licenses; and (iii) other state and local regulatory approvals. We are unable to predict when all required approvals or authorizations will be obtained, if at all.

After acquisitions are consummated, the presence of one or more material liabilities of an acquired company or limitations on its operations that are unknown to us at the time of acquisition could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to identify and acquire businesses and cannabis licenses in desired markets or successfully integrate acquired businesses and assets that we deem necessary to achieve our desired growth, which would negatively impact our business plans, financial condition and results of operations.

The ability to achieve desired growth will depend in part on our ability to identify, evaluate, successfully negotiate and consummate acquisition and investment opportunities with target companies. Achieving this objective in a cost-effective manner is a product of our sourcing capabilities, our management of the negotiation and investment process, the ability to structure and provide purchase prices on terms that are attractive to target companies as well as our access to financing on acceptable terms. Failure to successfully consummate and integrate suitable acquisitions and investments could have a material adverse effect on our business, financial condition and results of operations.

Many of the businesses that we acquire or invest in are early-stage companies that may have limited operations or revenues. These businesses may underperform our targets and projections and thus negatively impact our business, financial condition and results of operations.

We may acquire and make investments in businesses that we perceive to have potential future value but have little operating history, no significant sources of operating cash flow and no revenues from operations. Our resources and opportunity costs spent on these companies are subject to risks and uncertainties that new businesses with no operating history or limited financial results may face. In particular, there is a risk that these early-stage businesses will not be able to meet anticipated performance targets or financial projections, which could have a material adverse effect on our business plans, financial condition and results of operations.

The uncertain, fragmented and early-stage nature of the cannabis industry often results in an unconventional due diligence process and acquisition and transaction terms that could result in unknown and materially detrimental consequences to us.

The uncertainty inherent in various aspects of the cannabis industry can result in what otherwise would be considered inadequate acquisition and investment due diligence information and assumption of uncertain legal consequences relative to a target acquisition or investment. The reluctance of banks and other financial institutions to facilitate financial transactions in the cannabis industry can result in inadequate and unverifiable financial information about target acquisitions and investments, as well as cash management practices that are vulnerable to theft and fraud. The lack of established, traditional sources of financing for industry participants can result in unusual and uncertain arrangements affecting the ownership and obligations of a target investment. The reluctance of some professionals and advisors to represent cannabis-industry participants in financings and other business transactions can result in the lack of documentation setting forth the terms of agreements and understandings, inadequately documented transactions, and transactions that in whole or in part do not comply with applicable state or local laws, among other detrimental consequences. We have acquired or invested in, and may in the future acquire or invest in, businesses and companies that are or may become party to unforeseen legal proceedings, have inadequate financial and other due diligence information, employ vulnerable cash management practices, lack written or adequate legal documents governing significant transactions, lack policies and processes with respect to compliance with laws and otherwise have known or unknown conditions that could be detrimental to its business and assets, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Competition for the acquisition and leasing of properties suitable for the cultivation, production and sale of medical and adult use cannabis may impede our ability to make acquisitions or increase the cost of these acquisitions, which could negatively impact our business, financial condition and results of operation.

We compete for the acquisition of properties suitable for the cultivation, production and sale of medical and adult use cannabis with entities engaged in agriculture and real estate investment activities, including corporate agriculture companies, cultivators, producers and sellers of cannabis. In addition, in certain markets the local governments have authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities. All of these factors may prevent us from acquiring and leasing desirable properties, may cause an increase in the price we must pay for properties or may result in us having to lease our properties on less favorable terms than we expect.

Our competitors may have greater financial and operational resources than we do and may be willing to pay more for certain assets or may be willing to accept more risk than we believe can be prudently managed. In particular, larger companies may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, due to a number of factors, including but not limited to potential greater clarity of the laws and regulations governing medical cannabis by state and federal governments, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties or enter into leases for such properties on less favorable terms than we expect, our profitability and ability to generate cash flow may be adversely impacted. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

We may purchase businesses and assets with limited representations and warranties from, or recourse to, the sellers of those businesses and assets. These limited representations and warranties and lack of recourse could result in no or limited legal remedies for unknown and materially detrimental problems with the business or assets we acquire, which in turn would negatively impact our business, financial condition and results of operations.

We may acquire businesses and assets with only limited representations and warranties from the sellers regarding the quality of the business, its operating results, liabilities and risks and quality of assets. We may have limited or no recourse to the sellers if they breached their representations or warranties in the applicable transaction documents. As a result, if defects or liabilities are subsequently discovered, we may not be able to pursue a claim for damages against the sellers. The extent of damages that we may incur as a result of such matters cannot be predicted, but potentially could have a material adverse effect on the value of our assets and revenue streams and financial performance. Further, some of our remedies and recourse may consist of obligations of cannabis operations, and our remedies may be limited if deemed unenforceable under federal laws or for other regulatory reasons.

We may enter or acquire businesses in developing markets where regulation of medical or adult use cannabis is uncertain or in process, exposing us to additional risks and expenses with respect to regulatory compliance.

We may enter markets or acquire businesses and assets in developing markets where the regulation of cannabis is uncertain. The medical or adult use cannabis regulatory regime in a market may not be settled at such time and final regulations with respect to cannabis licenses may still be unknown. If final regulations differ from our expectations, or the existing terms of the acquired license are changed by the adoption of final regulations, we may realize less value from the expansion or acquisition than expected. This possibility, as well as other general uncertainties surrounding cannabis markets with regulation that is not established, could have negative consequences detrimental to our business plan and asset values, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Our business and asset portfolio are not highly diversified by either industry or geographically. If our cannabis business and assets underperform, our business, financial condition and results of operations would be negatively impacted.

Our assets are associated with the medical and adult use cannabis industry. While we may purchase other assets and make investments not limited to the cannabis industry, we intend to maintain and continue to acquire businesses, licenses and assets related to the cannabis industry. Thus, we have, and are expected to have, limited industry diversity as to asset type and revenue generation. Additionally, our business is geographically concentrated in the U.S. states in which we hold licenses to operate cannabis-related businesses. This lack of industry and geographic diversification increases the risk associated with the revenue stream we expect to receive from our businesses and assets and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Our use of joint ventures, strategic partnerships and alliances may expose us to risks associated with jointly owned investments.

We currently operate parts of our business through joint ventures with other companies or individuals, and we may enter into additional joint ventures and strategic alliances in the future. Joint venture investments may involve risks not otherwise present in investments made solely by us, including: (i) we may not control the joint ventures; (ii) our joint venture partners may not agree to distributions that we believe are appropriate; (iii) where we do not have substantial decision-making authority, we may experience impasses or disputes with our joint venture partners on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (iv) our joint venture partners may become insolvent or bankrupt, fail to fund their share of capital contributions or fail to fulfill their obligations as a joint venture partner; (v) the arrangements governing our joint ventures may contain certain conditions or milestone events that may never be satisfied or achieved; (vi) our joint venture partners may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (vii) we may suffer losses as a result of actions taken by our joint venture partners with respect to our joint venture investments; and (viii) it may be difficult for us to exit a joint venture if an impasse arises or if we desire to sell our interest for any reason. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations. In addition, we may, in certain circumstances, be liable for the actions of our joint venture partners.

The contractual arrangements we have with our consolidated variable interest entities ("VIEs") is not as secure as direct ownership of such entities.

We have, and may in the future, enter into financing arrangements with certain VIEs to provide funding for potential capital expenditures including, but not limited to, the construction of dispensaries and other facilities. Our existing VIEs are, and may in the future be, owned by certain of our employees or their affiliates. We may enter into management service agreements ("MSAs") with these VIEs, which grant us the ability to make business operating decisions, manage and staff employees, determine product mix, and t direct allocation of cash. The MSA may also allow us to limit distributions from the entity.

We consolidate VIEs with the Company for financial reporting purposes. If we were to hold such entities directly, we would be able to exercise our rights as an equity holder directly to effect changes in the boards, managers or employees of those entities, which could affect changes at the management and operational level. In contrast, under our current contractual arrangements with these VIEs, we may not be able to directly change the members of the boards, managers or employees of these entities and would have to rely on the entities and the entities' equity holders to perform their obligations in order to exercise our control over the entities. If any of these affiliated entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.

Risks Related to our Business and Operations – The Cannabis Industry

If we are unable to compete effectively with current and potential participants in the cannabis industry and the illicit and psychoactive hemp-based markets, or if competition with current and potential market participants results in pricing pressure on our products, our business, financial condition and results of operations will be adversely impacted.

The U.S. cannabis industry is, and is expected to continue to be, competitive. A number of other companies engage in, and may in the future engage in, cannabis-related businesses, operate businesses in competition with us, purchase businesses and assets and/or make investments that we will also seek to purchase or make. This competition may increase the price we must pay for acquisitions, make it more difficult for us to acquire licenses and purchase additional businesses and assets and put pricing pressure on our products, making it more difficult to operate at a profit. The inability to operate at a profit and acquire licenses, businesses and assets on terms favorable to us may adversely impact the revenue stream, geographic footprint and growth that we anticipate achieving.

Large conglomerates and companies who also recognize the potential for financial success through acquisitions and investment in the cannabis industry could strategically purchase or assume control of dispensaries and cultivation and production facilities in the states in which we operate or plan to operate. In doing so, these larger competitors could establish price setting and cost controls which would effectively "price out" many of the participants in the varied businesses operating in the cannabis industry. While the trend in most state laws and regulations seemingly deters this type of takeover, the industry in the U.S. is young and the future regulatory landscapes at both the state and federal level remain largely unknown.

We also face competition from the psychoactive hemp-based market and the illicit market, along with illegal dispensaries and cultivation operations that are unlicensed and unregulated, and that are selling cannabis products, including products with higher concentrations of active ingredients, and using delivery methods that we may be prohibited from offering due to laws and regulations. Any inability or unwillingness by law enforcement authorities to enforce existing laws prohibiting the unlicensed production and sale of cannabis and cannabis products could result in increased competition for us. Any or all these events could have a material adverse effect on our business, financial condition and results of operations.

Synthetic products may compete with cannabis and cannabis products resulting in increased competition and downward pressure on demand, volume and the profitability of our products, which could adversely affect our business, financial conditions and results of operations.

The pharmaceutical industry may attempt to compete with or dominate the cannabis industry through the development and distribution of synthetic products that emulate the effects and treatment of organic cannabis. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of cannabis and cannabis related products. This competition could adversely affect our ability to secure long-term profitability and success through sustainable and profitable operations and could have a material adverse effect on our business, financial condition and results of operations.

We face risks due to industry immaturity and limited comparable, competitive or established industry best practices.

As a relatively new industry, there are not many established operators in the cannabis industry with business models we can follow or build upon. Similarly, there is limited information about comparable companies available to industry participants and potential investors to review in making business and investment decisions.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies like us. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the expansion or operation of our business. We may fail to successfully address these risks and uncertainties or fail to successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares such that investors may lose their entire investments.

We rely on third-party suppliers, manufacturers and contractors based in the U.S., and any significant interruption or negative change in the quality, availability, trade policy, pricing and other economics of these relationships could have a material adverse effect on our business, financial condition and results of operations.

The cultivation, extraction, production, sale and distribution of cannabis and cannabis products is dependent on a number of key inputs from third-party suppliers based in the U.S. and their related costs, including raw materials, electricity, water and other local utilities. Many of these inputs are provided by local suppliers, manufacturers and contractors operating in the same state or U.S. region as our operations, especially with respect to energy sources and other utilities. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier were to go out of business, fail to ship products in a timely manner, fail to produce products that meet our quality standards, have limited supply, become unwilling to do business with a cannabis business or substantially raise its prices, we might be unable to find a replacement for such source locally, regionally or anywhere within the U.S. in a cost-effective or timely manner or at all, which could materially and adversely impact our reputation and operations. Further, the rates charged for electricity and other energy sources may increase due to diminished supply, general economic conditions, rising inflation or general economic recessions, and the cost of raw materials and other components, natural gas and electricity may be adversely affected by geopolitical disruptions, such as ongoing conflicts between Russia and Ukraine and Israel and Hamas, changes in trade policies, including the imposition of new tariffs or increases in existing tariffs between the United States, Mexico, Canada, China or other countries, or reactionary measures including retaliatory tariffs, legal challenges, or currency manipulation, climate change and harvesting conditions. If our suppliers were to increase costs for any reason, we may need to increase costs to our end consumers, which may not be successful in offsetting cost pressures. Consumers may be less willing to pay a price differential for our branded products and may increasingly purchase lower-priced offerings from us or our competitors, or may forego some purchases altogether, particularly of our premium products, during an economic downturn or times of increased inflationary pressure.

We also rely on relationships with numerous business partners and third-party service providers located in the U.S and in Canada. Unless and until the U.S. federal legal landscape with respect cannabis changes, there is a significant risk that U.S. business partners and third party service providers may be required or otherwise decide to suspend, limit or withdraw services and business relationships to avoid prosecution by federal authorities under U.S. federal laws. Any inability to secure partners and required services or to do so on appropriate terms could have a material adverse effect on our business plans, financial condition and results of operations.

A drop in the wholesale or retail price of cannabis products in the geographic areas in which we operate would negatively impact our business, financial condition and results of operations.

The price and demand for our products is determined on a state-by-state basis and depends in part on the price and supply of commercially-grown cannabis in the particular state. Fluctuations in economic and market conditions and changes in regulations that impact the prices and supply of commercially grown cannabis, such as increases in the supply of cannabis and the decrease in the price of products using commercially grown cannabis, could cause increased competition and restrictions on selling products, resulting in our revenues and profitability declining, which would have a negative impact on our business, financial condition and results of operations.

Inconsistent public opinion and perception of the medical and adult use cannabis industry may hinder market growth and state adoption of cannabis, which would adversely impact our growth plans and current operations and result in an adverse effect on our business, financial condition and results of operations.

Public opinion and support for medical and adult use cannabis has traditionally been inconsistent and varies from state to state. While public opinion and support appears to be rising generally in the U.S. for legalizing medical and adult use cannabis, it remains an issue subject to differing opinions surrounding the level of legalization (for example, medical cannabis only as opposed to legalization in general). Inconsistent public opinion and perception of medical and adult use cannabis hinders the growth of the cannabis industry and state adoption, which could have a material adverse effect on our business plans, financial condition and results of operations.

Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, regardless of accuracy or merit, could have a material adverse effect on us. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis generally, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a material adverse effect on our sales and profits. Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume the products appropriately or as directed.

The cannabis industry is subject to the risks inherent in an agricultural business, including environmental factors and the risk of crop failure. These risks could negatively impact our business, financial condition and results of operations.

The growing of cannabis is an agricultural process. As such, we are subject to the risks inherent in an agricultural business, including risks of climate change, crop failure and destruction presented by water scarcity, power failure, fires, insects, plant diseases and similar agricultural risks. These factors could have an adverse effect on our business, financial condition and results of operations.

We may be adversely impacted by rising or volatile energy costs and available supply.

Cannabis cultivation and processing consumes considerable energy, which makes us vulnerable to rising energy costs and available supply, including the price and availability of oil and natural gas. Accordingly, recent rising or volatile energy costs and supply disruptions caused by global supply constraints, inflation, limits on U.S. production and sanctions imposed on Russian imports may adversely impact our business operations, financial condition and results of operations.

We face physical security risks. Any theft or other security event could lead to human injury and financial losses that would negatively affect our business, financial condition and results of operations. If a security breach resulted in substantial cannabis diversion, we could become a target for federal cannabis enforcement.

The business premises and assets of our operating locations are targets for theft. While we have implemented security measures at each of our locations and continue to monitor and seek to improve our security measures, our cultivation, production and dispensary facilities could be subject to break-ins, robberies and other breaches in security. If there was a breach in security and we fell victim to a robbery or theft, our employees or customers could be harmed and the loss of cannabis products, cultivation and production equipment or cash may be uninsured or underinsured, all of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if such losses resulted in cannabis diversion, especially diversion to minors or across state lines, we could become a target for federal enforcement action, which could lead to criminal or civil sanctions that would materially impact our business, financial condition and results of operations.

Risks Related to our Business and Operations – United States and Canadian Regulation of Cannabis

As a British Columbia corporation with cannabis-related business activities, the Company may be subject to heightened scrutiny by Canadian authorities, which could negatively affect our business, financial condition and results of operations.

The business, operations and investments of the Company in the U.S., and any future businesses, operations and investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, we may be subject to significant direct and indirect interaction with Canadian public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of restrictions on our ability to invest or hold interests in other entities in the U.S. or any other jurisdiction.

The Canadian Securities Administrators' Staff Notice 51-352 describes the Canadian Securities Administrators' disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for Canadian issuers with U.S. cannabis-related activities, and includes additional disclosure expectations that apply to all Canadian issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as Canadian issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

The Canadian Depository for Securities Ltd. ("**CDS**") is Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets. CDS has signed a Memorandum of Understanding (the "**TSX MOU**") with Aequitas NEO Exchange Inc. (now CBOE Canada Inc.), the CSE and the Toronto Stock Exchange confirming that it relies on such exchanges to review the conduct of listed issuers. Pursuant to the TSX MOU, CDS currently will not ban accepting deposits of or transactions for clearing and settlement of securities of Canadian issuers with cannabis-related activities in the U.S.

However, there can be no guarantee that the settlement of such securities will continue in the future. If CDS were to implement a ban, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented, and our shareholders would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a Canadian stock exchange.

Disparate state-by-state regulatory landscapes and the constraints related to holding cannabis licenses in various states results in operational and legal structures that could have materially detrimental consequences to our business, financial condition and results of operations.

We realize, and will continue to realize, the benefits from cannabis licenses pursuant to several different operational and legal structures, depending on the regulatory requirements for specific states, including realizing the economic benefit of cannabis licenses through Management Agreements, which are often with third parties who hold the cannabis license. Management Agreements may be required to comply with applicable state laws and regulations or are in response to perceived risks that we determine warrants such arrangements.

The foregoing structures present various risks to us, including the following risks, each of which could have a material adverse effect on our business, financial condition and results of operations:

- A regulatory authority may determine that these Management Agreement structures are in violation of an existing legal or regulatory requirement or it may change the legal or regulatory requirements such that this contractual structure violates such changed requirements. We cannot provide assurance that a license application submitted by a third party for operations that would be governed by a Management Agreement will be approved or renewed.

- There could be a material and adverse impact on the revenue stream we intend to receive from a Management Agreement structure. If a Management Agreement is terminated, we will no longer receive any economic benefit from the applicable dispensary or cultivation license previously subject to the Management Agreement.

- These structures could potentially result in the funds invested by us for the development and operation of the business subject to the applicable license being used for unintended purposes, such as to fund litigation or damages from a contractual breach by the license holder.

- Under a Management Agreement structure, we will not be the holder of the applicable cannabis license, and therefore, we only would have contractual rights with respect to any interest in any such license. If the license holder fails to adhere to its contractual agreement with the us, or if the license holder makes, or fails to make, decisions in respect of the license that we disagree with, we will only have contractual recourse and will not have recourse to any regulatory authority.

- The license holder may renege on its obligation to pay fees and other compensation pursuant to a Management Agreement or violate other provisions of these agreements.

- The license holder's acts or omissions may violate the applicable license, thus jeopardizing the status and economic value of the license holder and, by extension, us.

- The license holder may attempt to terminate the Management Agreement with us in violation of its express terms.

In any or all of the above situations, it would be difficult and expensive for us to protect our rights through litigation, arbitration or similar proceedings.

Our business is subject to a variety of laws regarding financial transactions related to cannabis, which could subject us to legal claims or otherwise adversely affect our business, financial condition or results of operations.

We are subject to a variety of laws and regulations that prohibit money laundering, including the Money Laundering Control Act and any related or similar rules, regulations or guidelines issued, administered or enforced by governmental authorities in the U.S. or any other jurisdiction in which we have business operations. Financial institutions in the U.S. that we rely on are subject to the Bank Secrecy Act. The penalties for violation of these laws include imprisonment, substantial fines and forfeiture.

In 2014, the DOJ directed federal prosecutors to exercise restraint in prosecuting money laundering violations arising in the state legal cannabis programs and to consider the federal enforcement priorities enumerated in the Cole Memorandum when determining whether to charge institutions or individuals based upon cannabis-related activity. In the same year, the Treasury Department issued guidance that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions' obligations under the Bank Secrecy Act. Then Attorney General Sessions' rescission of the DOJ's guidance on the state cannabis programs increased uncertainty and heightened the risk that U.S. federal law enforcement authorities could seek to pursue money laundering charges against entities or individuals, engaged in supporting the U.S. cannabis industry. In January 2018, the Treasury Department issued additional guidance that the 2014 guidance would remain in place until further notice, despite the rescission of the DOJ's earlier guidance memoranda. While proposed legislation such as the SAFE Banking Act, SAFER Banking Act and the CLIMB Act may make it easier for cannabis companies to access U.S. financial institutions, there is no guarantee that these acts will pass in the near future or at all, or that they will not significantly change prior to passing.

If any of our business activities, any dividends or distributions therefrom, or any profits or revenue accruing thereby are found to be in violation of money laundering statutes, we could be subject to criminal liability and significant penalties and fines. Any violations of these laws, or allegations of violations could disrupt our operations and involve significant management distraction and expenses. As a result, money laundering charges could materially and adversely affect our business, financial condition and results of operations. Additionally, proceeds from our business activities could be subject to seizure or forfeiture if they are found to be illegal proceeds of a crime transmitted in violation of anti-money laundering laws, which could have a material adverse effect on our business, financial condition and results of operations.

THE CONSEQUENCES OF SUCH GOVERNMENTAL ENFORCEMENT WOULD BE MATERIALLY DETRIMENTAL TO US, OUR BUSINESS AND THE VALUE OF THE SUBORDINATE VOTING SHARES AND COULD RESULT IN THE FORFEITURE OR SEIZURE OF ALL OR SUBSTANTIALLY ALL OF THE COMPANY'S ASSETS.

Compliance with regulations regarding cannabis is difficult and costly because the regulation of cannabis differs by jurisdiction, is uncertain and frequently changes. Compliance with applicable regulatory laws may be costly and take an extended period of time which may adversely affect our business, financial condition and financial results. If we fail to comply with applicable laws regarding cannabis, our business, financial condition and results of operations may be adversely affected.

Achievement of our business objectives is contingent, in part, upon our compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the operation of our business and the sale of our products. We cannot predict the impact of the compliance regime regulatory bodies in the U.S. and Canada are implementing or may implement that may affect our business. Similarly, we cannot predict the cost and time that will be required to secure or renew all appropriate regulatory licenses and approvals for the operation of our business or the sale of our products, or the cost and extent of testing, tracking, documentation, reporting and other compliance requirements that may be required by governmental authorities. The impact of governmental compliance regimes, the cost in obtaining and maintaining regulatory approvals and any delays in obtaining, or failure to obtain regulatory approvals may significantly delay or impact existing markets and the development of new markets, products and sales initiatives and could have a material adverse effect on our business plans, results of operations and financial condition.

Recent and proposed state legislation throughout the U.S. has prioritized minority and diversity participation in the cannabis industry, including providing licensing preferences to minority owners, individuals with specified criminal convictions, local residents and individuals and businesses from economically depressed or disadvantaged areas. Social equity state legislation could prevent, limit or discourage us from obtaining new licenses, renewing licenses or participating in new or existing markets, which would have a material adverse impact on our business, financial condition and results of operations.

Recent and proposed state legislation throughout the U.S. has prioritized minority and diversity participation in the cannabis industry, including providing licensing preferences to minority owners, individuals with specified criminal convictions, local residents and individuals and businesses from economically depressed or disadvantaged areas. As new medical and adult use legislation is passed, multi-state operators such as us may be prevented, limited or discouraged from obtaining new licenses, renewing licenses or from participating in new markets or existing markets, or may be required to partner with specific individuals, who may be difficult to find and agree to terms with. Social equity initiatives could adversely impact our ability to increase or maintain market share and revenues in certain states, expand our geographic footprint or obtain a positive return on our acquisitions or investments, all of which could have a material adverse impact on our business, financial condition and results of operations. However, on January 20, 2025, President Trump issued an executive order ending certain federal diversity, equity and inclusion programs. As such, we are uncertain whether the programs discussed above will continue in the cannabis industry.

There is a risk of high bonding and insurance costs which could materially impact our business, financial condition and results of operations.

There is risk that some or all state and local regulatory agencies will require entities and individuals engaged in aspects of the cannabis business to post a bond and maintain specified levels of insurance when applying for a cannabis-related license or renewal as a guarantee of payment of sales and franchise tax. It remains an unknown cost that could have a negative impact on our ultimate success or our participation in the business opportunities ultimately selected.

Unknown additional or increased regulatory fees, required fundings and taxes may be assessed in the future, which could materially impact our business, financial condition and results of operations.

Various states and localities have imposed (or may in the future impose) licensing and other fees to fund, among other things, schools, road improvements, low-income and moderate-income housing and financing for social equity operators. Additionally, multiple states in the U.S. are considering, or may in the future consider, special taxes, funding requirements or increasing or adding fees on businesses in the cannabis industry, including substantial licensing fees. The imposition of additional taxes, required fundings or increased fees would adversely affect our operating results and expected returns on acquisitions, investments and business opportunities.

We are subject to environmental regulations, and future changes in environmental regulations could have a material adverse effect on our business, financial condition and results of operations.

Our operations are subject to environmental regulations in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards, emissions standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased compliance costs, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation will not have a material adverse effect on our business, financial condition, and results of operations.

Our operating results may be adversely affected by changes in laws and policies governing employers and by union organizing activity.

Congress and certain state legislatures continue to consider and pass legislation that increases our costs of doing business, including increased minimum wages and requiring employers to provide paid sick leave or paid family leave. In addition, our employee-related operating costs may be increased by union organizing activity and the National Labor Relations Board adopted regulatory changes that could facilitate union organizing. If we are unable to reflect these increased expenses in our pricing or otherwise modify our operations to mitigate the effects of such increases, our operating results will be adversely affected.

We may be required by regulatory authorities to divest licenses, which would adversely impact our business, financial condition and results of operations.

Some states in which we operate, or expect to operate, limit or may in the future limit, the number of licenses that can be held by one consolidated entity within that state. We may hold more than the prescribed number of licenses in a state, including after consummating an acquisition of a business that also holds licenses in the applicable state, and accordingly we may be required to divest licenses and related operations in order to comply with applicable regulations or in order to receive approval to consummate such acquisition. The required divestiture of licenses and related operations may result in us accepting sales prices below market value and the incurrence of divestiture costs and disruptions which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the banking industry, and we have difficulty accessing or consistently maintaining banking or other financial services due to the federal illegality of cannabis businesses, which could adversely impact our business, financial condition and results of operations.

Our participation in the cannabis industry limits our ability to do business or establish collaborative relationships with U.S. financial institutions that may fear disruption or increased regulatory scrutiny of their own activities.

We are dependent on the banking industry. Our business operating functions, including payroll for employees, equipment and property lease payments, and the payment of other vendor and operating expenses, are reliant on having access to traditional banking services. We require access to banking services to make and receive payments in a timely manner, and these could be jeopardized if we lose access to bank accounts. Most federal and federally insured banks currently do not serve cannabis businesses on the stated ground that growing and selling cannabis is illegal under federal law, even though the Treasury Department issued guidelines to banks in February 2014 that clarified how financial institutions can provide services to cannabis-related businesses, consistent with financial institutions' obligations under the Bank Secrecy Act. When cannabis businesses are able to find a bank that will provide services, they face extensive customer due diligence in light of complex state regulatory requirements and guidance from the Treasury Department, and these reviews are time-consuming and costly, creating additional barriers to financial services for, and imposing additional compliance requirements on, us. While the U.S. federal government has generally not initiated financial crime prosecutions against state-law compliant cannabis companies or their vendors, the U.S. federal government theoretically could initiate such prosecutions, at least against companies in the adult use cannabis markets. The continued uncertainty surrounding financial transactions related to cannabis activities, including legislation such as the SAFE Banking Act, the SAFER Banking Act and the CLIMB Act, and the subsequent risks this uncertainty presents to U.S. financial institutions may result in their discontinuing services to the cannabis industry or limiting their ability to provide services to the cannabis industry or ancillary businesses providing services to the cannabis industry.

We, our directors, officers, investors and other stakeholders may be required to disclose personal information to regulatory authorities. Failing to do so could put our licenses in jeopardy and negatively impact our business, financial condition and results of operations.

We own, operate, manage, and provide products or services to various U.S. state-licensed cannabis businesses. Acquiring even a minimal or indirect interest in a U.S. state-licensed cannabis business can trigger requirements to disclose directors', officers', investors' and other stakeholders' personal information to applicable regulatory authorities. While these requirements vary by jurisdiction, some require interest holders to personally apply for regulatory approval and to provide tax returns, compensation agreements, fingerprints for background checks, criminal history records and other personal documents and information. Some states require disclosures of directors, officers and holders of more than a specified percentage of equity of the applicant. While some states allow exceptions for investments in publicly traded companies like us, not all states do so, and some of these public company exceptions are limited to companies traded on a U.S. stock exchange, which we are not. If these regulations apply to us, our directors, investors, officers and other stakeholders are required to comply with the regulations or face the possibility that our relevant cannabis license could be revoked or cancelled by the state licensing authority.

If one of our shareholders is found unsuitable by one of our licensing authorities, we may seek to redeem such shareholder's ownership interests and we may be forced to use our cash or incur debt to fund such redemption of our securities. If we are unable to redeem our securities, such failure could result in the loss of current or potential cannabis licenses which would have an adverse effect on our revenues, financial performance and growth objectives.

We may seek to redeem our securities held by certain shareholders in the event (i) a licensing authority has determined that the shareholder is unsuitable to own securities of a cannabis licensee, or (ii) we have determined that the shareholder's ownership of our securities may result in the loss, suspension or revocation (or similar action) with respect to our cannabis licenses or in us being unable to obtain any new cannabis licenses, in each case including as a result of the evaluation of such person's suitability review or such person otherwise failing to comply with the requirements of a licensing authority. Any redemption and the price of such redemption would be determined by our board of directors (the "**Board**") and, if a license application has been filed, after consultation with the applicable licensing authority. Any redemption may be required to be made at a premium to the market value of such securities, and a redemption diverts our cash resources from other productive uses and may require us to obtain additional financing which may involve additional restrictive covenants and further leveraging of our assets. In the event we seek to redeem specified securities and are unable to do so, such failure may result in the loss of one or more current or potential cannabis licenses which would have an adverse effect on our revenues, financial performance, growth objectives and geographic diversity.

Our directors, officers, employees and investors may be subject to the risk of being barred from entry into the U.S. If our investors or personnel are barred from entering the United States, it could negatively impact our business, financial condition and results of operations.

Because cannabis remains illegal under U.S. federal law, non-U.S. citizens employed at or investing in U.S. state licensed cannabis businesses could face detention, denial of entry or lifetime bans from the U.S. for their associations with U.S. cannabis businesses. Entry happens at the sole discretion of the officers on duty of the U.S. Customs and Border Protection ("**U.S. Customs**"), and these officers have wide latitude to ask questions to determine the admissibility of a foreign national. The government of Canada has posted on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry into the U.S. Business or financial involvement in the legal cannabis industry in Canada or in the U.S. could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, U.S. Customs released a statement outlining its current position with respect to enforcement of U.S. laws. It stated that Canada's legalization of cannabis will not change U.S. Customs enforcement of U.S. federal laws regarding controlled substances and, because cannabis continues to be a controlled substance under U.S. federal law, working in or facilitating the proliferation of the cannabis industry in U.S. states where it is deemed legal, or in Canada, may affect admissibility into the U.S. As a result, U.S. Customs has affirmed that employees, directors, officers, managers and investors of businesses involved in activities related to cannabis in the U.S. or Canada who are not U.S. citizens face the risk of being barred from entry into the U.S. for life. On October 9, 2018, U.S. Customs released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. U.S. Customs stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admitted into the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible.

Applicable state laws may prevent us from maximizing our potential income, including by restricting our sales and marketing activities. If our profits are constrained by such regulations, it could negatively impact our business, financial condition and results of operations.

The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The cannabis regulatory environment in the U.S. limits our ability to grow sales among existing customers and reach new customers in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased prices for our products, our sales and operating results could be adversely affected.

Cannabis may become subject to increased regulation by the FDA or the Bureau of Alcohol, Tobacco, Firearms and Explosives (the "ATF"). If we are unable to comply with applicable regulations, it could have a material adverse effect on our business, financial condition and results of operations.

At this time, cannabis remains a Schedule I controlled substance under U.S. federal law. In October 2022, President Biden announced that he was asking the Secretary of HHS and the Attorney General to review the scheduling of cannabis under federal law. In August 2023, HHS recommended to the DEA that cannabis be rescheduled from Schedule I to Schedule III under the CSA. In May 2024, the DEA announced that it was submitting a notice of a proposed rulemaking to the Federal Register, and hearings for the formal rulemaking process began in December 2024. On December 2, 2024, the DEA held a preliminary formal hearing regarding the rescheduling of cannabis, and additional hearings were scheduled from January 21, 2025 to March 6, 2025. On January 13, 2025, Chief Administrative Law Judge presiding over the rescheduling of cannabis ordered that the hearing scheduled for January 21, 2025 was cancelled, and that the proceedings in the matter were stayed, pending a resolution of an interlocutory appeal to the DEA Administrator. A joint status update must be provided to the tribunal ninety (90) days from the issuance of the order, and every ninety (90) days thereafter.

Additionally, the FDA may issue rules and regulations, including good manufacturing practices, related to the growth, cultivation, harvesting and processing of cannabis. Clinical trials may be needed to verify the efficacy and safety of cannabis products. It is also possible that the FDA would require facilities that grow medical-use cannabis to register with the FDA and comply with federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is unknown, including what costs, requirements and possible prohibitions may be enforced. If we become subject to these enhanced regulations prescribed by the FDA and are unable to comply, it may have a material adverse effect on our business, financial condition and results of operations.

It is also possible that the federal government could seek to regulate cannabis under the ATF. The ATF may issue rules and regulations related to the use, transporting, sale and advertising of cannabis or cannabis products, including smokeless cannabis products.

Because cannabis is illegal at the U.S. federal level, we may be unable to enforce our contracts, which could negatively impact our business, financial condition and results of operations.

Judges in multiple U.S. states have on several occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of state law. Therefore, there is uncertainty that we will be able to legally enforce our agreements through U.S. legal proceedings because cannabis is illegal at the U.S. federal level.

Because states may not allow or enforce the pledge of cannabis assets as collateral, we may not be able to obtain financing or obtain better terms of financing on a secured basis or enforce any liens we may be granted on the inventory or licenses of third parties that secure our payment and other rights.

In general, the laws of the states that have legalized the sale and cultivation of cannabis do not expressly or impliedly allow for the pledge of cannabis inventory as collateral for the benefit of third parties that do not possess the requisite licenses and entitlements to cultivate, sell or possess cannabis pursuant to the applicable state law. Likewise, the laws of those states generally do not allow for the transfer of licenses and entitlements to sell or produce cannabis products to third parties that were not directly granted such licenses and entitlements by the applicable state agency. The inability to enforce liens on cannabis inventory and licenses that secure the payment of debt and other contractual rights increases the risk of loss resulting from breaches of the applicable agreements by the contracting parties, which, in turn, could have a material adverse effect on our ability to obtain secured financing, or obtain better terms on financing, or secure any loans or advances we make to third parties in the cannabis industry.

Because cannabis is illegal under U.S. federal law, we may lack access to U.S. bankruptcy protections, which could negatively impact our business, financial condition and results of operations.

Because the use of cannabis is illegal under U.S. federal law, certain U.S. federal courts have denied cannabis businesses bankruptcy protections, thus making it difficult for lenders and investors to quantify the risk of being able to recoup their investments in the cannabis industry in the event of an insolvency. If we were to become insolvent, there is no guarantee that U.S. federal bankruptcy protections would be available, the unavailability of which would have a material adverse effect on any restructuring transaction.

Additionally, there is no guarantee that we will be able to effectively enforce any interests we may have in our subsidiaries, affiliates and investments. A bankruptcy or other similar insolvency event of an entity in which we hold an interest that precludes such entity from performing its obligations owed to us under an agreement may have a material adverse effect on our business, financial condition and results of operations. Further, should an entity in which we hold an interest have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities or equity owed to us. In addition, bankruptcy or other similar insolvency proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on our business, financial condition and results of operations.

Also, some state cannabis laws preclude entities which become insolvent from holding medical or adult use cannabis licenses. Any insolvency proceedings by the Company could therefore put the operations of our subsidiaries or affiliates at risk, which would have a negative impact on theirs and our consolidated business, financial condition and results of operations.

Risks Related to our Business and Operations – Information Technology, Cybersecurity and Intellectual Property

We are subject to risks related to our information technology systems, including cyber-security risks. Successful cyber-attacks or technological malfunctions can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of confidential information and reputational risk, all which would negatively impact our business, financial condition and results of operations.

Our use of technology is critical to our continued operations. We are susceptible to operational, financial and information security risks resulting from cyber-attacks or technological malfunctions. Successful cyber-attacks or technological malfunctions affecting us or our respective service providers can result in, among other things, financial losses, the inability to process transactions, the unauthorized release of customer information or other confidential information and reputational risk. Depending on the severity of a potential cybersecurity incident, our customers' data, our employees' data, our intellectual property (including trade secrets and research and development), and other third-party data (such as suppliers and vendors) could be compromised, which could adversely affect our business. As cybersecurity threats continue to evolve, we may be required to use additional resources to continue to modify or enhance protective measures or to investigate security vulnerabilities, which could have a material adverse effect on our business, financial condition and results of operations.

In connection with our products and services, we may receive, process, store and transmit sensitive business information and, in certain circumstances, personal medical and other information. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, including any personal information, we could incur liability and reputational damage and could be subject to civil fines and penalties, including under the Health Insurance Portability and Accountability Act of 1966 ("**HIPAA**"), and other relevant state and federal privacy laws in the U.S.

We rely on third-parties to provide numerous capabilities that we depend upon on to operate, and a disruption of these systems could adversely affect our business.

We are dependent on vendors and third-party software providers, such as our seed-to-sale tracking software providers and point of sale transaction processing providers to operate our business. A serious disruption to any of these could significantly limit our ability to serve our customers and operate profitably. The failure of one or more such providers to provide the expected services, provide them on a timely basis or provide them at the prices we expect, or otherwise meet our performance standards and expectations (including with respect to data security, compliance and data privacy and protection laws) may adversely affect our business. Further, if we found it necessary to replace any such service provider, disruptions arising from the transition of functions to an alternative provider, or the costs developing our own software if we were unable to find an alternate provider, may have a material adverse effect on our results of operations or financial condition. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

Strong brand identities are important to our success, and we may have to incur significant expenses to maintain our brand identities. If we are unable to protect our brands or if the cost is excessive, it could negatively affect our business, financial condition and results of operations.

We believe that establishing and maintaining the brand identities of our national retail chain and products are critical aspects of attracting, expanding and keeping a large customer base. Promotion and enhancement of brands will depend largely on our success in operating our dispensaries and providing high-quality products. If customers and patients do not perceive our retail operations and products to be consistently of high quality and value, or if we introduce new products, change products or enter into new business ventures that are not favorably received by customers and patients, we risk diluting our brand identities and decreasing their attractiveness to existing and potential customers. Moreover, in order to attract and retain customers and to promote and maintain brand equity in response to competitive pressures, we may have to substantially increase our financial commitment to creating and maintaining distinct brand loyalty among customers. We may incur significant expenses in an attempt to promote and maintain our brands, and if such efforts are not successful it could have a material adverse effect on our business, financial condition and results of operations.

We are reliant on intellectual property rights. If we fail to protect our intellectual property it could negatively affect our business, financial condition and results of operations.

Our success will depend in part on our ability to use and develop new extraction technologies, recipes, formulations, know-how and novel cannabis genetics. We may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of acquired businesses. In addition, effective future patent, copyright and trade secret protection may be diminished or limited based on significant innovation and advances within the market. If we fail to adequately maintain and enhance protection over our proprietary techniques and processes, as well as over our unregistered intellectual property, including our policies, procedures and training manuals, it could have a material adverse effect on our business, financial condition and results of operations.

There is limited trademark protection for cannabis products. If we are unable to protect our trademarks, it could negatively affect our business, financial condition and results of operations.

Because producing, manufacturing, processing, possessing, distributing, selling and using cannabis is illegal under the Controlled Substances Act, the United States Patent and Trademark Office will not permit the registration of any trademark that identifies cannabis products. As a result, we likely will be unable to protect our cannabis related trademarks beyond the geographic areas in which we conduct business. The use of our trademarks outside the states in which we operate by one or more other persons could have a material adverse effect on the value of our trademarks and as a result, on our business, financial condition and results of operations.

Our trade secrets may be difficult to protect. Our failure to maintain meaningful trade secret protection could adversely affect our competitive position and our business, financial condition and results of operations.

Our success depends upon the skills, knowledge, and experience of our scientific and technical personnel, our consultants and advisors, as well as our contractors. Because we operate in a highly competitive industry, we rely in part on trade secrets to protect our proprietary technologies and processes. However, trade secrets are difficult and costly to protect. We enter into business protection, confidentiality and non-disclosure agreements with our partners, employees, consultants, outside scientific collaborators, developers and other advisors. These agreements generally require that the receiving party will keep confidential and not disclose to third parties our confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party's relationship with us. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to us will be our exclusive property. In addition, we enter into assignment agreements to further perfect our rights in our intellectual property, including trade secrets, inventions, work product and confidential information.

These confidentiality, inventions, assignment and business protection agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered or reverse engineered by competitors, in which case we would not be able to prevent the use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts may be less willing to protect trade secrets related to cannabis activities. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could subject us to significant liabilities and other costs, negatively impacting our business, financial condition and results of operations.

Our success will depend in part on our ability to use and develop new extraction technologies, recipes, know-how and new strains of cannabis without infringing the intellectual property rights of third parties. We cannot assure that third parties will not assert intellectual property claims against us or companies we acquire. We are subject to additional risks if entities licensing intellectual property to us do not have adequate rights in the licensed materials. If third parties assert trademark, copyright or patent infringement or violation of other intellectual property rights against us or companies we acquire, we will be required to defend ourselves in litigation or administrative proceedings, which can be both costly and time consuming and may significantly divert the efforts and resources of our personnel. An adverse determination in any such litigation or proceeding to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties or pay ongoing royalties or subject us to injunctions prohibiting the development and operation of our applications.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

We are susceptible to fraudulent activity that may be committed against us or our customers which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customers' information, misappropriation of assets, privacy breaches against our customers, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Nationally, reported incidents of fraud and other financial crimes have increased year-over-year. We have also experienced losses due to apparent fraud and other financial crimes. While we have policies and procedures designed to prevent such losses, there can be no assurance that such losses will not occur.

Risks Related to our Securities, Internal Controls and Governance

A return on our securities is not guaranteed.

There is no guarantee that our Subordinate Voting Shares will earn any positive return in the short or long term. A holding of Subordinate Voting Shares is speculative, involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in Subordinate Voting Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

The elimination of monetary liability against our directors and officers under British Columbia law and the existence of indemnification rights for our directors and officers may result in substantial expenditures by us and may discourage us from bringing claims for wrongful acts against our directors and officers, which could negatively impact our business, financial condition and results of operations.

Our corporate articles contain a provision permitting the elimination of personal liability of our directors and officers to us and our shareholders for damages caused by a director or officer to the extent provided for under British Columbia law. We may also incur contractual indemnification obligations under employment agreements with our officers or agreements entered into with our directors. These indemnification obligations could result in us incurring substantial expenditures to cover the cost of settlement or damage awards against our directors and officers, which may be uninsured or underinsured and for which we may be unable to recoup. These agreements and the resulting costs may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors and officers even though such actions, if successful, might otherwise benefit us and our shareholders.

Our capital structure may negatively impact the trading price of the Subordinate Voting Shares, which could adversely affect the trading volume and liquidity of the Subordinate Voting Shares and our ability to attract investors and raise funds through equity issuances.

Although many other Canadian companies have dual class or multiple class share structures and we currently do not have any Proportionate Voting Shares outstanding, our dual class capital structure, with each Proportionate Voting Shares being convertible into 100 Subordinate Voting Shares, could result in a lower trading price for, or greater fluctuations in, the trading price, volume and liquidity of the Subordinate Voting Shares. This could impair our ability to issue Subordinate Voting Shares as consideration in our acquisitions, raise additional capital through the sale of securities, attract investors and could have other adverse consequences.

The Company is a public issuer in both the U.S. and Canada. The Board and management must devote time and resources to compliance initiatives, corporate governance practices and securities rules and regulations that impose various requirements on both Canadian and U.S. public companies. These additional costs and management attention could negatively impact our business, financial condition and results of operations.

As a public issuer in Canada, the Company is subject to the reporting requirements and rules and regulations under Canadian securities laws and the rules of Cboe. As a public issuer in the U.S., the Company is also subject to the rules and regulations of the SEC and the reporting requirements of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Application of both existing or new U.S. or Canadian regulatory requirements may have adverse consequences on our ability to issue securities to acquire companies or to raise capital in private placements or prospectus offerings.

As a public company, there are costs associated with legal, accounting and other expenses related to regulatory compliance in Canada as well as compliance with the U.S. Securities legislation and the rules and policies of Canadian Securities Administrators, Cboe and the SEC require reporting and listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to a company's legal and financial compliance costs. Complying with these U.S. and Canadian statutes, regulations and requirements, particularly now that we no longer qualify as an Emerging Growth Company under U.S. securities laws, occupies a significant amount of time of the Board and management.

Shareholder activism, the political environment and a high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which could then result in additional compliance costs and affect the manner in which we operate our business. We also devote greater resources than a non-reporting company otherwise would to communications and other activities involving shareholders, investors and analysts which are typically considered important for publicly traded companies. Any new regulations or disclosure obligations or additional shareholder communications and activities may increase our legal and financial compliance costs and may make some compliance activities more time-consuming and costly.

Our management must devote substantial time and cost to the establishment, modification and maintenance of effective internal controls required by Section 404(a) of the Sarbanes-Oxley Act of 2002 ("SOX"). These requirements take time and resources and increase our legal and financial compliance costs. If we are unable to maintain effective internal controls, our ability to produce timely and accurate financial statements could be impaired, investors could lose confidence in our financial information and the price of our Subordinate Voting Shares could decline.

As a U.S. and Canadian reporting company, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. Our management is required to furnish a report on our internal controls over financial reporting in our Annual Reports on Form 10-K. In addition, our independent registered public accounting firm is required, pursuant to Section 404(b) of SOX, to attest to the effectiveness of our internal control over financial reporting and we are required to include such attestation in our Annual Reports on Form 10-K.

We have incurred significant costs related to maintaining our internal controls over financial reporting, and cannot predict or estimate the amount of time resources and additional costs we may incur or the impact and timing of such use of resources and costs. We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal controls over financial reporting.

Any testing by us conducted in connection with Section 404 of SOX, have in the past, and may in the future reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses that may require prospective or retrospective changes to our consolidated financial statements, or identify other areas for further attention or improvement. Inferior internal controls could impair our ability to produce timely and accurate financial statements and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Subordinate Voting Shares.

Despite the efforts we have undertaken, we have in the past concluded, and there is a risk in the future that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404 of SOX. If within the prescribed time frame, in the future we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and the price of our Subordinate Voting Shares could decline.

Additional issuances of Subordinate Voting Shares and Proportionate Voting Shares, or securities convertible into such classes of shares, may result in voting and economic dilution to our shareholders.

We plan to issue additional securities in the future in connection with acquisitions, equity incentive plans, securities offerings and financing transactions (including through the sale of securities convertible into or exchangeable or exercisable for shares of our capital stock), which will dilute our shareholders' holdings in the Company. Our corporate articles permit the issuance of an unlimited number of Subordinate Voting Shares and an unlimited number of Proportionate Voting Shares, and our shareholders have no pre-emptive rights in connection with any further issuances. The Board has discretion to determine the price and the terms of further issuances, and such terms could include rights, preferences, and privileges superior to those of our existing outstanding securities. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of our securities will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional securities by us, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of our securities, investors will suffer dilution to their voting power and we may experience dilution in our revenue and earnings per share.

Sales of substantial amounts of Subordinate Voting Shares in the public market or the perception that such substantial sales may occur may have an adverse effect on the market price of the Subordinate Voting Shares.

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time either by existing holders of Subordinate Voting Shares or by holders of Proportionate Voting Shares that are converted into Subordinate Voting Shares. These sales, or the market perception that shareholders intend to sell a large number of Subordinate Voting Shares, could reduce the market price of the Subordinate Voting Shares. If this occurs and continues, it could impair our ability to issue Subordinate Voting Shares as consideration in our acquisitions, raise additional capital through the sale of securities, and attract investors, along with other adverse consequences.

Upon issuance, transfer restrictions under securities laws or contractual terms may apply to the Subordinate Voting Shares. When transfer restrictions expire or are otherwise lifted, the holders of the unrestricted Subordinate Voting Shares may seek to sell the shares in the public markets, and the increase in the volume of available Subordinate Voting Shares for sale may have an adverse effect on the market price of the Subordinate Voting Shares.

When issued, Subordinate Voting Shares may be subject to restrictions on transfer under applicable securities laws or contractual terms. In anticipation of and following the expiration or lifting of these transfer restrictions, the sales price of the Subordinate Voting Shares may experience a decline due to additional Subordinate Voting Shares being available for sale on the public markets. The sale of a significant amount of Subordinate Voting Shares by existing shareholders or the perception by investors that such sales may occur, could adversely affect the prevailing market price for the Subordinate Voting Shares.

The Subordinate Voting Shares are subject to price volatility.

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including the following:

- actual or anticipated fluctuations in our annual and quarterly results of operations;

- operating and financial performance that varies from the expectations of management, securities analysts and investors;

- changes or anticipated changes in U.S. federal cannabis regulations, including the rescheduling of cannabis as a controlled substance and the ability of cannabis companies to access banking services;

- changes or anticipated changes in state cannabis regulations affecting our business and operations;

- the public announcement of pending or consummated material acquisitions, business combinations, divestitures, investments or partnerships by us or our competitors;

- recommendations by securities research analysts;

- changes in the economic performance or market valuations of companies in the cannabis industry;

- the addition or departure of our directors or executive officers and other key personnel;

- sales or perceived sales of additional Subordinate Voting Shares;

- announcements of developments and other material events by us or our competitors;

- fluctuations to our costs of vital production materials and services;

- changes in U.S. financial markets and economies and general market conditions, such as inflation, interest rates, recessions and product price volatility; and

- news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the cannabis industry or our target markets.

In recent years, the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many cannabis companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil may adversely impact the price of the Subordinate Voting Shares. There can be no assurance that the fluctuations in price of the Subordinate Voting Shares will not occur.

A decline in the price or trading volume of the Subordinate Voting Shares could affect our ability to consummate acquisitions, expand existing operations, raise further capital and could cause increased dilution to shareholders and adversely impact our ability to continue current operations, which would have a negative impact on our revenues and profitability.

A prolonged decline in the price or trading volume of the Subordinate Voting Shares could in the future result in a reduction in the liquidity of the Subordinate Voting Shares and inhibit our ability to raise capital. Because a significant portion of our acquisitions and operations have been, and may continue to be, financed through the issuance of equity securities, a decline in the price or trading volume of the Subordinate Voting Shares could be especially detrimental to our growth strategy, liquidity and operations and may cause us to issue additional Subordinate Voting Shares we otherwise would not need to, which would be dilutive to our shareholders. Such reductions may force us to reallocate funds from other planned uses and may have a material adverse effect on our business plan and operations, including our ability to operationalize existing licenses, consummate acquisitions and complete planned capital expenditures. If the price or trading volume of the Subordinate Voting Shares declines, there can be no assurance that we will be able to raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

If securities or industry analysts do not publish research or reports about us or publish misleading, inaccurate, or unfavorable research about us, our business, our share price and trading volume could decline.

The trading market for the Subordinate Voting Shares may be influenced by the research and reports that securities or industry analysts publish about us, our business, prospects, market, or competitors. If few securities or industry analysts cover us, the trading price and volume of the Subordinate Voting Shares would likely be negatively impacted. If one or more of the analysts who covers us downgrades the Subordinate Voting Shares, publishes inaccurate or unfavorable research about our business, or provides more favorable relative recommendations about competitors, the price of the Subordinate Voting Shares would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for the Subordinate Voting Shares could decrease, which could cause the Subordinate Voting Share price or trading volume to decline.

An investor may face liquidity risks with an investment in the Subordinate Voting Shares.

There is a significant liquidity risk associated with an investment in the Subordinate Voting Shares. The Subordinate Voting Shares currently trade on Cboe in Canada and are quoted on the OTCQX in the U.S. We cannot predict at what prices the Subordinate Voting Shares will continue to trade or be quoted, and there is no assurance that an active trading market will be sustained. The Subordinate Voting Shares do not currently trade on any U.S. national securities exchange. In the event the Subordinate Voting Shares begin trading on any U.S. national securities exchange, we cannot predict at what prices the Subordinate Voting Shares will trade and there is no assurance that an active trading market will develop or be sustained.

Trading in securities quoted on the OTCQX is often thin and characterized by wide fluctuations in trading prices due to many factors, some of which may have little to do with our financial results, operations or business prospects. This volatility could depress the market price of the Subordinate Voting Shares for reasons unrelated to our operating performance or financial results. Moreover, the OTCQX is not a U.S. national securities exchange, and trading of securities on the OTCQX is often more sporadic than the trading of securities listed on a U.S. national securities exchange such as the Nasdaq Stock Market or the New York Securities Exchange. These factors may result in investors having difficulty reselling Subordinate Voting Shares on the OTCQX.

Shareholders have little or no rights to participate in our business affairs.

With the exception of the limited rights of shareholders under applicable Canadian laws, the day-to-day decisions regarding the management of our affairs will be made exclusively by the Board and our officers. Our shareholders will have little or no control over our future business, investment decisions, and affairs, including the selection and investment in licensees, dispensaries, cultivation operations and real estate. We may also retain consultants, advisors and agents to provide various services to us, over which the shareholders will have no control. There can be no assurance that the Board, our officers, advisors or agents will effectively manage and direct our affairs.

We do not expect to declare or pay dividends, and restrictions in our credit facility restrict our ability to pay cash dividends.

Holders of the Subordinate Voting Shares and Proportionate Voting Shares will not have a right to receive dividends on such shares unless declared by the Board. We have not paid dividends in the past, and we do not anticipate that we will declare or pay any dividends in the foreseeable future. The declaration of dividends is at the discretion of the Board, even if we have sufficient funds, net of our liabilities, to pay dividends, and the declaration of any dividend will depend on our financial results, cash requirements, future prospects, credit facility restrictions and other factors deemed relevant by the Board. Any dividends paid by us would be subject to withholding taxes as further summarized under the heading "*Risks Related to Taxation*."

Our voting control is concentrated.

As of February 25, 2025, George Archos, our Chairman and Chief Executive Officer, exercises in the aggregate, approximately 7.5% of the voting power in respect of our outstanding shares. In addition, per a public ownership filing made by the entity, Eminence Capital, LP beneficially owned 41,431,627 Subordinate Voting Shares as of December 31, 2024, the date of Eminence Capital LP's last filing regarding its holdings of Verano equity, which represents approximately 11.5% of the voting power in respect of our outstanding shares. As a result, Mr. Archos and Eminence Capital, LP each has substantial ability to control the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any material business transactions. Even if Mr. Archos does not retain any employment with us, he will continue to have the ability to exercise this voting power.

As our Chairman and Chief Executive Officer, Mr. Archos has control over our day-to-day management and the implementation of major strategic decisions, subject to authorization and oversight by the Board. As a member of the Board, Mr. Archos owes a fiduciary duty to the Company and is obligated to act honestly and in good faith.

Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Subordinate Voting Shares or prevent our stockholders from realizing a premium over the then-prevailing market price for their Subordinate Voting Shares. In addition, sales of significant amounts of shares beneficially held by Mr. Archos or Eminence Capital, LP or the prospect of these sales, could adversely affect the market price of our Subordinate Voting Shares.

Risks Related to Taxation

We are subject to Canadian and United States tax on our worldwide income.

We are deemed to be a resident of Canada for Canadian federal income tax purposes by virtue of being organized under the laws of British Columbia, a province of Canada. Accordingly, we are subject to Canadian taxation on our worldwide income, in accordance with the rules set forth in the Income Tax Act (Canada) (the "**Tax Act**") generally applicable to corporations residing in Canada.

Notwithstanding that we are deemed to be a resident of Canada for Canadian federal income tax purposes, we are also treated as a U.S. corporation for U.S. federal income tax purposes, pursuant to Section 7874(b) of the Code, and we are subject to U.S. federal income tax on our worldwide income. As a result, we are subject to taxation both in Canada and the U.S., which could have a material adverse effect on our business, financial condition and results of operations. Accordingly, all our prospective investors and shareholders should consult with their own tax advisors in this regard.

We may not be successful in defending our tax filing positions, which could adversely impact our financial condition and results of operations.

If our tax positions, including with respect to employee retention credits available under the Coronavirus Aid, Relief, and Economic Security ("**CARES**") Act, were to be challenged by federal, state, local or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions. We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Our management exercises significant judgment when assessing the probability of successfully sustaining our tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts, or we may be required to reduce the carrying amount of our net deferred tax asset, either of which could be significant to our financial condition and results of operations.

As a cannabis business, the IRS takes the view that we are subject to certain tax provisions that have a material adverse effect on our business, financial condition, and results of operations.

Under Section 280E of the Code, "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of Schedule I and II of the CSA) which is prohibited by Federal law or the law of any state in which such trade or business is conducted." The IRS has interpreted this provision to apply to cannabis operations, prohibiting cannabis operators such as us, from deducting expenses directly associated with cannabis businesses. Section 280E and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result, an otherwise profitable business may, in fact, operate at a loss, after taking into account its United States income tax expenses. The Company has taken a position that it may deduct ordinary and necessary business expenses and that such expenses are not limited to the application of Section 280E of the Code.

The IRS has asserted against various state-legal cannabis businesses in the U.S that Section 280E applies to limit deductions for such businesses. Although the IRS has clarified its position by allowing the deduction of certain expenses, the IRS has interpreted this allowance very narrowly, deeming substantial other customary operating and general administrative costs as non-deductible. While there are currently several pending cases before various administrative and federal courts challenging the applicability of Section 280E, there is no guarantee that these administrative and/or federal courts will issue an interpretation of Section 280E that aligns with our position or that is otherwise favorable to the cannabis industry.

The IRS's interpretations of Section 280E of the Code substantially limits our ability to deduct certain expenses from our federal taxable income for U.S. tax purposes.

If the IRS determined, and courts upheld that Section 280E does apply to restrict our deduction of business expenses, our U.S. federal taxable income would likely exceed our actual profits, and the IRS would likely continue to apply Section 280E to us indefinitely. This result may change if cannabis is rescheduled as a Schedule III substance under the CSA or if federal legislation affects Section 280E. We cannot predict whether such rescheduling or federal legislation will occur within a given timeframe or at all, and thus cannot predict the future applicability or effect of Section 280E on our business or operations.

Dividends, if ever paid, on the Subordinate Voting Shares or Proportionate Voting Shares are subject to Canadian or United States withholding tax.

It is currently not anticipated that we will pay any dividends on the Subordinate Voting Shares or Proportionate Voting Shares in the foreseeable future.

To the extent dividends are paid, dividends received by our shareholders who are not residents of the U.S. ("**Non-U.S. Holders**") and who are residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax. Any dividends may not qualify for a reduced rate of withholding tax under the U.S.-Canada income tax treaty ("**U.S.-Canada Treaty**"). In addition, a Canadian foreign tax credit or a deduction in respect of such U.S. withholding taxes paid may not be available.

Dividends received by shareholders who are residents of the U.S. ("**U.S. Holders**") will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Any dividends may not qualify for a reduced rate of withholding tax under the U.S.-Canada Treaty. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Dividends paid by us will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. Holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax. Subject to certain limitations, a U.S. Holder should be able to take a deduction for the U.S. Holder's Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year.

Dividends received by Non-U.S. Holders who are not residents of Canada for purposes of the Tax Act will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to our shareholders, subject to examination of the relevant treaty. These dividends may, however, qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to our shareholders, subject to examination of the relevant treaty.

Each of our shareholders should seek tax advice, based on such shareholder's particular facts and circumstances, from an independent tax advisor.

The transfer of Subordinate Voting Shares may be subject to U.S. estate and generation-skipping transfer tax.

Because the Subordinate Voting Shares will be treated as shares of a U.S. domestic corporation for U.S. federal income tax purposes, the U.S. estate and generation-skipping transfer tax rules generally may apply to a Non-U.S. Holder of the Subordinate Voting Shares.

Each of our shareholders should seek tax advice, based on such shareholder's particular facts and circumstances, from an independent tax advisor.

We may be classified as a USRPHC.

We are treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code. As a result, the taxation of Non-U.S. Holders upon a disposition of Subordinate Voting Shares or Proportionate Voting Shares generally depends on whether we are classified as a U.S. real property holding corporation (a "**USRPHC**") under the Code. We do not believe that we are or have been, and we do not anticipate becoming, a USRPHC. However, we do not expect to seek formal confirmation of our status as a non-USRPHC from the IRS. If we were to be considered a USRPHC, Non-U.S. Holders may be subject to U.S. federal income tax on any gain associated with the disposition of Subordinate Voting Shares or Proportionate Voting Shares, as applicable.

Changes in tax laws may affect us and our shareholders.

There can be no assurance that our Canadian and U.S. federal income tax treatment or an investment in us will not be modified, prospectively or retroactively, by legislative, judicial or administrative action, in a manner adverse to us or our shareholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

The Company faces cybersecurity threats such as ransomware and denial-of-service. The Company's customers, vendors and business partners face similar cybersecurity threats, and a cybersecurity incident impacting the Company or any of these third-party entities could materially adversely affect our operations, performance and results of operations. In particular, the Company emphasizes the importance of cybersecurity as it may receive, store and transmit personal medical and other information relating to its customers, and believes it is imperative to protect this information from potential threats.

Additionally, the Board recognizes the critical importance of maintaining the trust and confidence of the Company's customers, vendors, business partners and employees. The Board oversees the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("**ERM**"). The Company's Cybersecurity Incident Response Plan (the "**Cybersecurity Plan**"), which includes the Company's standards, processes and practices are a component of the Company's ERM program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and other applicable industry standards. In general, the Company's Cybersecurity Plan states that it seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on (i) preserving restrictions on information access and disclosing, including means for protecting the confidentiality of personal private and proprietary information, (ii) guarding against improper information modification or destruction, and (iii) ensuring timely and reliable access to the Company's information systems.

Risk Management and Strategy

As one of the critical elements of the Company's overall ERM approach, the Company's cybersecurity program is focused on the following key areas:

Preparing for Cybersecurity Risks: The Company's Cybersecurity Plan lays out on-going processes for incident response and prevention, including processes for bettering Company cybersecurity response following any cybersecurity incidents. All employees undergo training to aid in understanding the Company's expectations for safeguarding all data stored on Company cyber networks. In addition to its Cybersecurity Plan, the Company has established risk management guidelines (the "**Risk Management Guidelines**") that address the Company's response to risks, including a cybersecurity incident. The Risk Management Guidelines describe the Company's policy of managing enterprise risk, including external risks arising from cybersecurity threats and provide that the audit committee of the Board (the "**Audit Committee**") will coordinate with and assist the Board in its oversight of risk.

The Company's Risk Management Guidelines also dictate that the Board will conduct an annual performance evaluation of the Board's oversight of the Company's overall risk-taking tolerance and management, conducted in such manner as the Board deems appropriate.

Identify Risks and Notify Company of Risks: The Cybersecurity Plan dictates an approach to identify and confirm expected incidents, to determine the severity of the risk and promptly take basic initial containment steps. The Cybersecurity Plan includes notification processes for certain cybersecurity incidents which aim to inform and activate an incident response team consisting of officers and employees at the Company and certain external service providers.

Containment, Eradication and Recovery: The Company's Cybersecurity Plan includes processes for containing ongoing cybersecurity threats if they occur and preventing past malicious activity, providing proposed solutions to malicious activity, and recovering any business processes with the goal of restoring business operations.

Third-Party Risk Management: The Company's Cybersecurity Plan contemplates a Company response to cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

Use of Third-Party Vendors: Per the Company's Risk Management Guidelines, the Board may, in its discretion, delegate all or a portion of its duties and responsibilities to other committees of the Board. While the Board has not yet engaged assessors, consultants auditors or other third parties to aid in processes related to cybersecurity threats, any such committee will have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate, without seeking approval of the Board or management. The Company may, from time to time, engage third party vendors to assist in developing, identifying and managing risks.

Governance

Board Oversight: The Board has reviewed and discussed with management, the Company's risk assessment process, risk management framework and reporting mechanisms, implementation and monitoring, including as each of these relates to cybersecurity risks. The Audit Committee coordinates and assists the Board in its oversight of risk. The Board and Audit Committee each receive presentations and reports on Company risks, including cybersecurity risks. The Cybersecurity Plan also contemplates that the Board will also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. The Board has discussed the Company's approach to cybersecurity risk management with the members of management, including the Company's Executive Vice President of Information Technology.

Management: The Company has a Cyber Incident Response Team (the "**IRT**"), which is comprised of employees including, among others, the Executive Vice President of Information Technology, the Chief Financial Officer ("**CFO**"), the Chief Operations Officer ("**COO**") and the Chief Legal Officer ("**CLO**"), as well as potential outside advisors and service providers, as deemed appropriate. The Cybersecurity Plan contemplates that, in the case of a cybersecurity risk, Executive Vice President of Information Technology, in coordination with the IRT, will work collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, the Cybersecurity Plan contemplates that multidisciplinary teams throughout the Company will be deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the Cybersecurity Plan dictates that the Executive Vice President of Information Technology and the IRT monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the Board when appropriate.

The Executive Vice President of Information Technology has served in various roles in information technology and information security for over 25 years, including serving as the Chief Information Officer of other public companies.

Past Incidents

Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and we do not believe are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, the risk of cybersecurity threats could be significant if the cybersecurity attack disrupts the Company's critical operations, service or financial systems. See "*Item 1A — Risk Factors — Risks Related to our Business and Operations — Information Technology, Cybersecurity and Intellectual Property*" for additional information on risks related to cybersecurity threats.

ITEM 2. PROPERTIES

The following tables set forth the Company's owned and leased physical properties as of February 25, 2025, which includes the corporate principal office, a call center, locations of operating dispensaries, dispensaries under construction and actively being planned, and locations for operating cultivation and processing facilities and cultivation and processing facilities under construction. In some cases, dispensary sites under construction or being planned are intended to be re-location sites. The cultivation and processing facilities in operation comprise over 1.1 million square feet.

State/City	Comments/Description	County	Owned/Leased	Use	Operational
Subject to Mortgage					
ARIZONA	*Four cultivation facilities, one office, eight operating dispensary sites, one vacant leased site and one parking lease for the Prescott dispensary*				
Chandler		Maricopa	Leased	Office	Yes
Chandler		Maricopa	Leased	Dispensary	Yes
Chino Valley		Yavapai	Leased	Cultivation	Yes
Coolidge		Pinal	Owned	Cultivation	Yes
Mesa*		Maricopa	Owned	Dispensary	Yes
Mesa		Maricopa	Leased	Dispensary	Yes
Phoenix		Maricopa	Leased	Dispensary	Yes
Phoenix		Maricopa	Owned	Dispensary	Yes
Phoenix	Vacant (operations moved to below owned Phoenix site)	Maricopa	Leased	Dispensary	No
Phoenix*		Maricopa	Owned	Dispensary	Yes
Prescott		Yavapai	Leased	Dispensary	Yes
Prescott		Yavapai	Leased	Parking	Yes
Tempe		Maricopa	Leased	Dispensary and Cultivation	Yes
Winslow*		Navajo	Owned	Cultivation	Yes
CONNECTICUT	*One cultivation facility and five operating dispensary sites. Two dispensary sites under construction and one office and storage site*				
Enfield	Under Construction	Hartford	Owned	Dispensary	No
Newington		Hartford	Leased	Dispensary	Yes
Rocky Hill*		Hartford	Owned	Cultivation	Yes
Meriden		New Haven	Leased	Dispensary	Yes
Meriden		New Haven	Owned	Office/Storage	Yes
Naugatuck		New Haven	Leased	Dispensary	Yes
Waterbury		New Haven	Leased	Dispensary	Yes
Norwich		New London	Leased	Dispensary	Yes
Ashford	Under Construction	Windham	Leased	Dispensary	No

State/City	Comments/Description	County	Owned/Leased	Use	Operational
FLORIDA	*One call center/office, two operating cultivation facilities, eighty operating dispensary sites, two dispensary sites under construction, ten planned dispensary sites, one planned cultivation facility*				
Gainesville		Alachua	Leased	Dispensary	Yes
Panama City		Bay	Leased	Dispensary	Yes
West Melbourne*		Brevard	Owned	Dispensary	Yes
Melbourne		Brevard	Leased	Dispensary	Yes
Merritt Island		Brevard	Leased	Dispensary	Yes
Satellite Beach		Brevard	Leased	Dispensary	Yes
Titusville		Brevard	Leased	Dispensary	Yes
Deerfield Beach		Broward	Leased	Dispensary	Yes
Hollywood		Broward	Leased	Dispensary	Yes
Tamarac		Broward	Leased	Dispensary	Yes
Port Charlotte*		Charlotte	Owned	Dispensary	Yes
Orange Park		Clay	Leased	Dispensary	Yes
Crystal River	Under Construction	Citrus	Leased	Dispensary	No
Marco Island		Collier	Leased	Dispensary	Yes
Lake City		Columbia	Leased	Dispensary	Yes
Jacksonville Beach		Duval	Leased	Dispensary	Yes
Jacksonville		Duval	Leased	Dispensary	Yes
Jacksonville		Duval	Leased	Dispensary	Yes
Jacksonville	In Planning	Duval	Owned	Dispensary	No
Jacksonville	In Planning	Duval	Leased	Dispensary	No
Pensacola		Escambia	Leased	Dispensary	Yes
Spring Hill		Hernando	Leased	Dispensary	Yes
Sebring		Highlands	Leased	Dispensary	Yes
Apollo Beach*		Hillsborough	Owned	Cultivation	Yes
Apollo Beach*		Hillsborough	Owned	Dispensary	Yes
Apollo Beach		Hillsborough	Owned	Office	Yes
Brandon		Hillsborough	Leased	Dispensary	Yes
Tampa		Hillsborough	Leased	Dispensary	Yes
Tampa		Hillsborough	Leased	Dispensary	Yes
Tampa		Hillsborough	Leased	Dispensary	Yes
Tampa		Hillsborough	Leased	Dispensary	Yes
Sebastian		Indian River	Leased	Dispensary	Yes
Lady Lake		Lake	Leased	Dispensary	Yes
Bonita Springs		Lee	Leased	Dispensary	Yes
Cape Coral		Lee	Leased	Dispensary	Yes
Fort Myers		Lee	Leased	Dispensary	Yes
Fort Myers*		Lee	Owned	Dispensary	Yes
Fort Myers		Lee	Leased	Dispensary	Yes
Tallahassee*		Leon	Owned	Dispensary	Yes
Tallahassee	In Planning	Leon	Leased	Dispensary	No
Bradenton		Manatee	Leased	Dispensary	Yes
Bradenton		Manatee	Leased	Dispensary	Yes
Ocala		Marion	Leased	Dispensary	Yes
Hobe Sound		Martin	Leased	Dispensary	Yes
Stuart		Martin	Leased	Dispensary	Yes
Kendall		Miami-Dade	Leased	Dispensary	Yes
Naranja		Miami-Dade	Leased	Dispensary	Yes
North Miami		Miami-Dade	Owned	Dispensary	Yes
North Miami Beach		Miami-Dade	Leased	Dispensary	Yes
Palmetto Bay	In Planning	Miami-Dade	Leased	Dispensary	No

State/City	Comments/Description	County	Owned/Leased	Use	Operational
Key West		Monroe	Leased	Dispensary	Yes
Yulee		Nassau	Leased	Dispensary	Yes
Shalimar		Okaloosa	Leased	Dispensary	Yes
Apopka		Orange	Leased	Dispensary	Yes
Orlando		Orange	Leased	Dispensary	Yes
Orlando		Orange	Leased	Dispensary	Yes
Orlando		Orange	Leased	Dispensary	Yes
Okeechobee		Palm Beach	Leased	Dispensary	Yes
Wellington		Palm Beach	Leased	Dispensary	Yes
West Palm Beach		Palm Beach	Leased	Dispensary	Yes
West Palm Beach		Palm Beach	Leased	Dispensary	Yes
Boynton Beach		Palm Beach	Leased	Dispensary	Yes
Lutz		Pasco	Leased	Dispensary	Yes
Port Richey		Pasco	Leased	Dispensary	Yes
Zephyrhills		Pasco	Leased	Dispensary	Yes
Clearwater		Pinellas	Leased	Dispensary	Yes
Clearwater		Pinellas	Leased	Dispensary	Yes
Pinellas Park		Pinellas	Leased	Dispensary	Yes
St. Petersburg		Pinellas	Leased	Dispensary	Yes
Auburndale		Polk	Leased	Dispensary	Yes
Haines City		Polk	Leased	Dispensary	Yes
Lakeland		Polk	Leased	Dispensary	Yes
Winter Haven		Polk	Leased	Dispensary	Yes
Palatka		Putnam	Owned	Cultivation	Yes
Palatka		Putnam	Leased	Dispensary	Yes
Navarre		Santa Rosa	Leased	Dispensary	Yes
North Port		Sarasota	Leased	Dispensary	Yes
Sarasota		Sarasota	Leased	Dispensary	Yes
Sarasota		Sarasota	Leased	Dispensary	Yes
Venice		Sarasota	Leased	Dispensary	Yes
Longwood*		Seminole	Owned	Dispensary	Yes
Winter Springs		Seminole	Leased	Dispensary	Yes
St Augustine		St. Johns	Leased	Dispensary	Yes
Fort Pierce		St. Lucie	Leased	Dispensary	Yes
Port Saint Lucie		St. Lucie	Leased	Dispensary	Yes
Orange City		Volusia	Leased	Dispensary	Yes
Ormond Beach		Volusia	Leased	Dispensary	Yes
Port Orange		Volusia	Leased	Dispensary	Yes
Daytona Beach	In Planning	Volusia	Leased	Dispensary	No
Miramar Beach	In Planning	Walton	Leased	Dispensary	No
Palm Bay	In Planning	Brevard	Leased	Dispensary	No
Deltona	In Planning	Volusia	Leased	Dispensary	No
Englewood	In Planning	Charlotte	Leased	Dispensary	No
New Smyrna Beach	Under Construction	Volusia	Leased	Dispensary	No
Lehigh Acres	In Planning	Lee	Leased	Dispensary	No
Ocala	In Planning	Marion	Owned	Cultivation	No

State/City	Comments/Description	County	Owned/Leased	Use	Operational
ILLINOIS	*One corporate office, one storage facility, one cultivation facility, ten dispensary sites, and one leased warehouse*				
Chicago		Cook	Leased	Dispensary	Yes
Chicago		Cook	Leased	Office/Storage	Yes
Chicago		Cook	Leased	Dispensary	Yes
Chicago		Cook	Leased	Office	Yes
Chicago		Cook	Owned	Dispensary	Yes
Evanston		Cook	Leased	Dispensary	Yes
Prospect Heights		Cook	Leased	Dispensary	Yes
Lombard		DuPage	Leased	Dispensary	Yes
Naperville		DuPage	Leased	Dispensary	Yes
Albion		Edwards	Owned	Cultivation	Yes
Albion		Edwards	Leased	Warehouse	Yes
Aurora		Kane	Leased	Dispensary	Yes
St. Charles		Kane	Leased	Dispensary	Yes
Highland Park*		Lake	Owned	Dispensary	Yes
MARYLAND	*One cultivation facility and four operating dispensaries*				
Towson		Baltimore	Leased	Dispensary	Yes
Elkridge		Howard	Leased	Dispensary	Yes
Jessup*		Howard	Owned	Cultivation	Yes
Germantown		Montgomery	Leased	Dispensary	Yes
Pasadena*		Anne Arundel	Owned	Dispensary	Yes
MASSACHUSETTS	*One reduced operations cultivation facility and two operating dispensaries*				
Sharon		Norfolk	Leased	Dispensary	Yes
Sharon		Norfolk	Owned	Cultivation	Yes
Plymouth		Plymouth	Leased	Dispensary	Yes
MICHIGAN	*One operating dispensary*				
Buchanan		Berrien	Owned	Dispensary	Yes
NEVADA	*One operating cultivation facility, five operating dispensary sites and one dispensary under construction*				
Carson City		Carson City	Leased	Dispensary	Yes
North Las Vegas	Under Construction	Clark	Owned	Dispensary	No
Las Vegas		Clark	Owned	Dispensary	Yes
North Las Vegas		Clark	Owned	Cultivation	Yes
North Las Vegas		Clark	Leased	Dispensary	Yes
Spring Valley		Clark	Leased	Dispensary	Yes
Reno		Washoe	Leased	Dispensary	Yes

State/City	Comments/Description	County	Owned/Leased	Use	Operational
NEW JERSEY	*One cultivation facility, four dispensary sites, and one parking lease for Lawrence dispensary*				
Mount Holly		Burlington	Leased	Dispensary	Yes
Branchburg*		Hunterdon	Owned	Cultivation	Yes
Lawrence		Mercer	Leased	Parking	Yes
Lawrence		Mercer	Leased	Dispensary	Yes
Neptune		Monmouth	Leased	Dispensary	Yes
Elizabeth		Union	Leased	Dispensary	Yes
OHIO	*One cultivation facility, five operating dispensaries, one dispensary in planning, and one parking lot*				
Cincinnati		Hamilton	Leased	Dispensary	Yes
Dayton		Montgomery	Leased	Dispensary	Yes
Canton		Stark	Leased	Dispensary	Yes
Canton		Stark	Owned	Cultivation	Yes
Bowling Green		Wood	Leased	Dispensary	Yes
Newark*		Licking	Owned	Dispensary	Yes
Antwerp		Paulding	Owned	Parking	Yes
PENNSYLVANIA	*One cultivation facility, eighteen dispensary sites, one cultivation facility under construction, one cultivation facility that is not operational, one parking lease, one leased storage space, one office space, two vacant dispensary sites*				
Monroeville*		Allegheny	Owned	Dispensary	Yes
Pittsburgh		Allegheny	Leased	Dispensary	Yes
Pittsburgh		Allegheny	Leased	Dispensary	Yes
Fairless Hills		Bucks	Leased	Dispensary	Yes
Sellersville		Bucks	Leased	Parking	Yes
Sellersville		Bucks	Leased	Dispensary	Yes
Cranberry*		Butler	Owned	Dispensary	Yes
Malvern		Chester	Leased	Dispensary	Yes
Malvern		Chester	Leased	Storage	Yes
Harrisburg		Dauphin	Leased	Dispensary	Yes
Chester*		Delaware	Owned	Cultivation	Yes
Chester		Delaware	Leased	Cultivation	No
Chester*		Delaware	Owned	Dispensary	No
Clifton Heights		Delaware	Leased	Dispensary	Yes
Upland	Under Construction	Delaware	Owned	Cultivation	No
West Chester		Delaware	Leased	Dispensary	Yes
Altoona		Logan	Leased	Dispensary	Yes
Abington*		Montgomery	Owned	Dispensary	Yes
Abington		Montgomery	Leased	Dispensary	No
Jenkintown		Montgomery	Leased	Office	No
Wynnewood*		Montgomery	Owned	Dispensary	Yes
Norristown		Montgomery	Leased	Dispensary	Yes
Philadelphia		Philadelphia	Leased	Dispensary	Yes
Washington*		Washington	Owned	Dispensary	Yes
New Kensington		Westmoreland	Leased	Dispensary	Yes
York		York	Leased	Dispensary	Yes

State/City	Comments/Description	County	Owned/Leased	Use	Operational
VIRGINIA	*One cultivation facility and six operating dispensaries*				
Hampton		Hampton	Leased	Dispensary	Yes
Norfolk		Norfolk	Leased	Dispensary	Yes
Portsmouth		Portsmouth	Leased	Cultivation and Dispensary	Yes
Suffolk		Suffolk	Leased	Dispensary	Yes
Virginia Beach		Virginia Beach	Leased	Dispensary	Yes
Williamsburg		York	Leased	Dispensary	Yes
WEST VIRGINIA	*One cultivation facility and five operating dispensaries*				
Clarksburg		Harrison	Leased	Dispensary	Yes
Morgantown		Monongalia	Leased	Dispensary	Yes
Westover		Monongalia	Leased	Dispensary	Yes
Wheeling		Ohio	Leased	Dispensary	Yes
Beaver		Raleigh	Leased	Cultivation	Yes
Buckhannon		Upshur	Leased	Dispensary	Yes

Properties Subject to an Encumbrance.

A substantial portion of the real property owned by the Company's subsidiaries is subject to mortgages that secure outstanding indebtedness for borrowed money or are otherwise pledged as collateral securing the obligations of the Borrowers that are outstanding under the 2022 Credit Agreement. In addition, the Borrowers have pledged a substantial portion of their other assets to secure, on a joint and several basis, the obligations under the 2022 Credit Agreement, including their cash, accounts receivable, inventory, licenses and permits, intellectual property, equipment and ownership interests in other Borrowers. Dollar amounts below are in thousands.

On June 29, 2022, the Company entered into a real estate loan with a community bank to borrow an initial principal amount of $18,000 secured by real estate and improvements thereon in Branchburg, New Jersey. The mortgage bears an interest rate of 4% and matures in July 2047.

On March 9, 2023, the Company entered into a real estate loan with a community bank to borrow an initial principal amount of $20,000 secured by real estate and improvements thereon in Rocky Hill, Connecticut. The loan bears an interest rate of 5.75% and matures in March 2028, and may be extended for four additional five-year periods.

On September 29, 2023, the Company entered into a real estate loan with a community bank to borrow an initial principal amount of $14,500 secured by real estate in Chester, Pennsylvania. The loan bears an interest rate of 7.5% and matures in October 2028.

On December 26, 2023, the Company entered into a real estate loan with a community bank to borrow an anitial principal amount of $27,999 secured by real estate in Apollo Beach, Florida. The loan bears an interest rate of 8.34% and matures in December 2028.

ITEM 3. LEGAL PROCEEDINGS

On January 31, 2022, the Company entered into an Arrangement Agreement (the "GGH Arrangement Agreement") with Vireo Growth Inc., formerly known as Goodness Growth Holdings, Inc. ("GGH"), pursuant to which it agreed to acquire all of the issued and outstanding equity interests of GGH in exchange for equity interests in the Company, subject to the conditions set forth in the GGH Arrangement Agreement. On October 13, 2022, the Company provided written notice to GGH of GGH's breach of the GGH Arrangement Agreement and exercised the Company's termination rights under the GGH Arrangement Agreement. On October 21, 2022, GGH filed suit against the Company in the Supreme Court of British Columbia alleging that the Company breached (i) the GGH Arrangement Agreement through, among other things, the purported wrongful repudiation of the GGH Arrangement Agreement, (ii) the duty of good faith, and (iii) the duty of honest performance in contract. In addition, on November 14, 2022, the Company filed a counterclaim asserting that GGH owes it a termination fee in the amount of $14,875,000, or alternatively, the reimbursement of out-of-pocket fees and expenses of up to $3,000,000 as a result of our termination of the GGH Arrangement Agreement, which was based upon our belief that GGH breached covenants and representations in the GGH Arrangement Agreement and the occurrence of other termination events. GGH filed a response to such counterclaim on December 7, 2022, in which GGH denied it was obligated to pay any termination fee or transaction expenses. As of December 31, 2024, both the Company and GGH are engaged in ongoing discovery efforts.

On May 2, 2024, GGH filed an application with the Supreme Court of British Columbia seeking an order granting summary trial in the ongoing litigation between the Company and GGH regarding the GGH Arrangement Agreement. In the application, GGH stated it is seeking $860,900,000 in damages, plus costs and interest (the "GGH Application for Summary Trial"). On June 19, 2024, the Company filed an application in response seeking: (i) dismissal of the GGH Application for Summary Trial on the grounds that the issues raised by it are not suitable for disposition by summary trial and will not assist the efficient resolution of the proceeding; and (ii) an order that the report on damages filed by GGH in support of the GGH Application for Summary Trial is inadmissible and shall be excluded from evidence in the trial, or any summary trial, of this matter. On September 17, 2024, the Company filed an amended response and counterclaim with the Supreme Court of British Columbia, primarily in response to communications recently disclosed by GGH. The Company can provide no guarantees or assurances that it will prevail or settle this lawsuit or its counterclaim on favorable terms, if at all, and an adverse outcome could have a material adverse effect on its business, results of operations and financial condition.

See "*Note 13 – Contingencies and Other*" in the Notes to the Consolidated Financial Statements in this Form 10-K for further information.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Subordinate Voting Shares are traded on Cboe Canada under the stock symbol, "VRNO" and are traded over-the-counter in the U.S. on the OTCQX under the symbol "VRNOF." Any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Shareholders

As of February 25, 2025, there were 601 qualified holders of record of our Subordinate Voting Shares and no registered holders of record of our Proportionate Voting Shares.

Dividends

There are no restrictions in the Company's articles that prevent the Company from paying dividends. However, the Company has not paid dividends in the past, and it is not anticipated that the Company will pay any dividends in the foreseeable future. Rather, the Company currently intends to retain future earnings, if any, to fund the development and growth of its business, pay indebtedness and does not intend to pay any cash dividends on its shares for the foreseeable future. Any decision to pay dividends in the future will be made by the Board on the basis of earnings, financial requirements and other conditions existing at the time. In the event any dividends are declared and paid, both the outstanding Subordinate Voting Shares and Proportionate Voting Shares, if any, will share in the dividends with each Proportionate Voting Share being entitled to 100 times the amount of the dividend paid on each Subordinate Voting Share and each Subordinate Voting Share being entitled to 1/100 of the amount of the dividend paid on each Proportionate Voting Share. In the event the Board determines that a dividend is in the best interest of the Company, the terms and payment of such dividend must comply with the restrictions and covenants set forth in the 2022 Credit Agreement.

Recent Sales of Unregistered Securities

The following information represents securities sold by the Company for the period covered by this Form 10-K which were not registered under the Securities Act and which were not previously disclosed on a Quarterly Report on Form 10-Q or Current Report on Form 8-K. Included are new issuances, securities issued in exchange for property, services or other securities, and securities issued upon conversion or vesting of other Company securities not required to be disclosed in Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain sales of unregistered securities were reported on Current Reports on Form 8-K during 2024.

Equity Incentive Plan

During the year ended December 31, 2024, pursuant to the Verano Holdings Corp. Stock and Incentive Plan (the "Plan"), the Company issued 904,268 Subordinate Voting Shares, which were not registered under the Securities Act, in respect of vested restricted stock units ("RSUs"). The Company issued these securities pursuant to the exemption from registration provided by Rule 701 of the Securities Act, as the RSUs and Subordinate Voting Shares were issued in connection with a compensatory benefit plan and/or Section 4(a)(2) of the Securities Act with respect to recipients who were accredited investors.

Acquisition Sales

On December 28, 2023, the Company became contractually obligated, upon the completion of certain conditions precedent, to issue $1,250,000 worth of Subordinate Voting Shares, in the aggregate, as consideration for the acquisition of certain assets from Ivy Hall Mount Holly, LLC. During 2024, 297,225 Subordinate Voting Shares were issued as a portion of such consideration, representing a value of $625,000. The Company expects to issue an additional 297,555 Subordinate Voting Shares as the final portion of such consideration during 2025. All of such Subordinate Voting Shares were, and will be, issued in reliance upon the exemptions from registration afforded by Section 4(a)(2) and Rule 506 promulgated under the Securities Act, because (i) the issuances were not made by general solicitation or advertising and (ii) the issuances were made only to "accredited investors" (as such term is fined in Rule 501(a) of Regulation D under the Securities Act).

On November 10, 2021, the Company entered into an agreement (the "**Caring Nature Purchase Agreement**") to acquire all the issued and outstanding equity interests in Caring Nature LLC ("**Caring Nature**"), which operates a dispensary in Connecticut. The transaction closed on December 20, 2021. The Caring Nature Purchase Agreement included $2,000,000 of contingent consideration to be paid in Subordinate Voting Shares. On October 21, 2024, following the fulfillment of conditions for the contingent consideration, the Company issued 616,276 Subordinate Voting Shares to the previous member of Caring Nature. All of such Subordinate Voting Shares were issued in reliance upon the exemptions from registration afforded by Section 4(a)(2) and Rule 506 promulgated under the Securities Act, because (i) the issuances were not made by general solicitation or advertising and (ii) the issuances were made only to an "accredited investor" (as such term is fined in Rule 501(a) of Regulation D under the Securities Act).

Stock Performance Graph

The information contained in this Stock Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The following graph compares the cumulative total shareholder return on the Subordinate Voting Shares from February 17, 2021 to December 31, 2024, with the comparable cumulative return of the Russell 2000 Index and a selected peer group of companies. From February 17, 2021 through October 17, 2023, the Subordinate Voting Shares were traded on the CSE under the stock symbol VRNO. On October 18, 2023, the Subordinate Voting Shares began trading on Cboe under the stock symbol VRNO. The below chart shows cumulative total shareholder returns for Verano and the comparison assumes all dividends have been reinvested (if any) and an initial investment of $100 on February 17, 2021. The returns of each company in the peer group have been weighted to reflect their market capitalization. The stock price performance on the following graph is not necessarily indicative of future stock price performance.





Comparison of Cumulative Total Return
Among Verano Holdings Corp., Russell 2000 Index, and a Peer Group

Company/Index	Base Period 2/17/2021	Years Ending 12/31/2021	12/31/2022	12/31/2023	12/31/2024
Verano Holdings Corp.	100	38.22	9.62	13.47	3.71
Russell 2000 Index	100	99.52	78.07	89.85	98.85
Peer Group	100	44.31	16.89	18.63	12.74

Below are the specific companies included in the peer group.

Peer Group Companies

   – Cresco Labs Inc.   – Trulieve Cannabis Corp.

   – Curaleaf Holdings, Inc.   – Green Thumb Industries Inc.

Repurchases

During the year ended December 31, 2024, the Company did not repurchase any securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Form 10-K, a summary of the principal Canadian federal income tax considerations generally applicable under the **Tax Act** to shareholders who beneficially own Subordinate Voting Shares, and who at all relevant times, for purposes of the Tax Act, (i) hold their Subordinate Voting Shares as capital property, (ii) deal at arm's length with Verano and (iii) are not affiliated with Verano (each such person, a "**Holder**"). Generally, Subordinate Voting Shares will be considered to be capital property to the holder thereof provided that they are not held in the course of carrying on a business of buying and selling securities and have not been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain shareholders who are resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Subordinate Voting Shares as capital property may, in certain circumstances, be entitled to have their Subordinate Voting Shares and any other "Canadian security" (as defined in the Tax Act), owned by such holders in the taxation year in which the election is made, and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by Subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors regarding the potential application and consequences of this election in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules); (ii) an interest in which is a "tax shelter investment" (as defined in the Tax Act); (iii) that is a "specified financial institution" (as defined in the Tax Act); (iv) that has made a "functional currency" election under section 261 of the Tax Act; (v) that has received, or receives, Subordinate Voting Shares upon the exercise of an employee stock option, settlement of a restricted stock unit or pursuant to any other employee compensation plan; (vi) that is a corporation resident in Canada and that is, or becomes (or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a series of transactions or events, controlled by a non-resident person (or by a group of non-resident persons that do not deal at arm's length with each other for purposes of the Tax Act) for the purposes of the "foreign affiliate dumping" rules in the Tax Act; (vii) has entered into, or enters into, a "derivative forward agreement" or "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to its Subordinate Voting Shares; (viii) that receives dividends on its Subordinate Voting Shares under, or as part of, a "dividend rental arrangement" (as defined in the Tax Act), (ix) that is exempt from Part I of the Tax Act; or (x) that is a partnership. Such Holders should consult their own tax advisors.

This summary also does not address the tax considerations applicable to holders of stock options, restricted stock units or any other equity-based compensation award. Such holders should consult their own tax advisors.

This summary is based upon the provisions of the Tax Act and the regulations thereunder (the "**Tax Regulations**") in force on the date of this Form 10-K and the current published administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**") publicly available prior to the date of this Form 10-K. This summary takes into account all specific proposals to amend the Tax Act and the Tax Regulations which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Form 10-K (the "**Tax Proposals**") and, except as otherwise noted, assumes that the Tax Proposals will be enacted in their current form. There can be no assurance that any of the Tax Proposals will be implemented in their current form or at all. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or changes in the administrative policies or assessing practices of the CRA. In addition, this summary does not take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this Form 10-K.

For purposes of the Tax Act, all amounts (including amounts related to the acquisition, holding or disposition of Subordinate Voting Shares, such as dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars using the daily rate of exchange quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA. The amount of income, capital gains, losses and capital losses may be affected by changes in foreign currency exchange rates.

Verano is a Canadian corporation for purposes of the Tax Act. As referenced under "*Certain U.S. Federal Income Tax Considerations*," Verano is also classified as U.S. domestic corporations for United States federal income tax purposes, with related consequences and potential consequences to Verano and its shareholders. Accordingly, all Holders should review the discussion under "*Certain U.S. Federal Income Tax Considerations*," and consult with their own tax advisors in this regard. For the purposes of the discussion of Canadian federal income tax considerations below, it has been assumed that Verano is and will be classified as a U.S. domestic corporation for United States federal income tax purposes at all relevant times. No legal opinion or tax ruling has been sought or obtained in this regard or with respect to any other assumptions made for purposes of this summary.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the province or provinces in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Holder. Holders should consult their own legal and tax advisors for advice with respect to the tax considerations described in this Form 10-K based on their particular circumstances.

Resident Shareholders

The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, is or is deemed to be resident in Canada (a "**Resident Holder**").

Dividends on Subordinate Voting Shares

A Resident Holder generally will be required to include in computing its income for a taxation year any dividends received or deemed to be received on such Resident Holder's Subordinate Voting Shares during such taxation year.

In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules generally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit if such dividends are designated as "eligible dividends" (as defined in the Tax Act) by Verano. There may be limitations on the ability of Verano to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend received or deemed to be received on such Resident Holder's Subordinate Voting Shares and included in the Resident Holder's income for the taxation year generally will be deductible in computing the Resident Holder's taxable income. In certain circumstances, subsection 55(2) of the Tax Act may treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable under Part IV of the Tax Act to pay an additional tax (refundable in certain circumstances) on dividends received or deemed to be received on the Subordinate Voting Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year. A Resident Holder that, is a "Canadian-controlled private corporation" ("**CCPC**") (as defined in the Tax Act) throughout the relevant taxation year, or "substantive CCPC" (as defined in the Tax Act) at any time in the relevant taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act), including any dividends received or deemed to be received to the extent that such dividends are not deductible in computing the Resident Holder's taxable income for the taxation year.

A Resident Holder may be subject to United States withholding tax on dividends received on the Subordinate Voting Shares (see "*Certain U.S. Federal Income Tax Considerations*"). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Subordinate Voting Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Subordinate Voting Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Subordinate Voting Shares.

Disposition of Subordinate Voting Shares

A disposition or deemed disposition of a Subordinate Voting Share by a Resident Holder (except to Verano, unless purchased by Verano in the open market in a manner in which shares are normally purchased by any member of the public in the open market) will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Subordinate Voting Shares are greater (or less) than the aggregate of the Resident Holder's adjusted cost base of such Subordinate Voting Shares and any reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see "*Certain Canadian Federal Income Tax Considerations — Resident Shareholders — Taxation of Capital Gains and Capital Losses*" below.

Taxation of Capital Gains and Capital Losses

Currently, one-half of any capital gain (a "**taxable capital gain**") realized by a Resident Holder in a taxation year must be included in the Resident Holder's income for the year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year may generally be carried back and deducted in any of the three preceding taxation years, or carried forward and deducted in any subsequent taxation year, against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

Under Tax Proposals released on September 23, 2024 (the "**September 23 Tax Proposals**"), the capital gains inclusion rate would generally be increased from one-half to two-thirds for a Resident Holder that is a corporation or a trust, and from one-half to two-thirds for a Resident Holder that is an individual (other than most types of trusts) realizing net capital gains above an annual C$250,000 threshold, in all cases for capital gains and capital losses realized on or after June 25, 2024. The September 23 Tax Proposals also contemplate adjustments of carried forward or carried back allowable capital losses to account for changes in the relevant inclusion rate. The status of the September 23 Tax Proposals, however, is uncertain as Parliament was prorogued on January 6, 2025, which will delay any fiscal action on the September 23 Tax Proposals until at least March 24, 2025, when Parliament is scheduled to resume. On January 31, 2025, the Minister of Finance (Canada) announced that the federal government is deferring the effective date of the September 23 Tax Proposals from June 25, 2024 to January 1, 2026. The September 23 Tax Proposals are complex and may be subject to further changes or withdrawal, and their application to a particular Resident Holder will depend on that Resident Holder's particular circumstances. Resident Holders should consult their own tax advisors with respect to the September 23 Tax Proposals.

In the case of a Resident Holder that is a corporation, the amount of any capital loss realized on a disposition or deemed disposition by the Resident Holder of a Subordinate Voting Share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and, in certain circumstances, a share exchanged for such share), to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is a CCPC (as defined in the Tax Act) throughout the relevant taxation year, or a "substantive CCPC" (as defined in the Tax Act) at any time in the relevant taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on its "aggregate investment income" (as defined in the Tax Act), including any taxable capital gains.

A Resident Holder may be subject to United States federal income tax on a gain realized on the disposition of a Subordinate Voting Share if Verano is classified as a **USRPHC** under the Code (see "*Certain U.S. Federal Income Tax Considerations*"). United States federal income tax, if any, levied on any gain realized on a disposition of a Subordinate Voting Share may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Gains realized on the disposition of a Subordinate Voting Share by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit, having regard to their own particular circumstances.

Alternative Minimum Tax

Capital gains realized and taxable dividends received or deemed to be received by a Resident Holder that is an individual (including certain trusts) may affect the Resident Holder's liability to pay alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Eligibility for Investment

The Subordinate Voting Shares are, on the date hereof qualified investments for trusts governed by first home savings accounts ("**FHSAs**"), registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), registered education savings plans ("**RESPs**"), deferred profit sharing plans, registered disability savings plans ("**RDSPs**") and tax-free savings accounts ("**TFSAs**"), (as those terms are defined in the Tax Act) provided that, on the date hereof, the Subordinate Voting Shares are listed on a "designated stock exchange" (as defined in the Tax Act), which currently includes Cboe Canada.

Notwithstanding that the Subordinate Voting Shares may be qualified investments for a trust governed by a FHSA, TFSA, RDSP, RRSP, RRIF or RESP (each a "**Plan**"), a holder of a FHSA, TFSA or RDSP, an annuitant under an RRSP or RRIF or a subscriber of an RESP (each a "**Plan Holder**") will be subject to a penalty tax if the Subordinate Voting Shares are a "prohibited investment" within the meaning of the Tax Act (as defined in subsection 207.01(1) of the Tax Act) for a Plan. The Subordinate Voting Shares will generally not be a "prohibited investment" for a trust governed by a Plan for purposes of the prohibited investment rules if the Plan Holder deals at arm's length with the Company for purposes of the Tax Act and does not have a "significant interest" (within the meaning of subsection 207.01(4) of the Tax Act) in the Company. In addition, the Subordinate Voting Shares will not be a "prohibited investment" for a Plan if the Subordinate Voting Shares are "excluded property" (as defined in subsection 207.01(1) of the Tax Act) for such Plan.

Non-Resident Shareholders

The following portion of this summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, (i) is not resident in Canada and is not deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Subordinate Voting Shares in, or in the course of carrying on, a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, (iv) is not an "authorized foreign bank" (as defined in the Tax Act), and (v) is not a "foreign affiliate" (as defined in the Tax Act) of a person resident in Canada (a "**Non-Resident Holder**").

Dividends on Subordinate Voting Shares

A Non-Resident Holder will be subject to Canadian withholding tax on the amount of any dividends paid or credited, or deemed to be paid or credited, to it on its Subordinate Voting Shares. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend. The withholding rate may be reduced pursuant to the provisions of an applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention (1980), as amended (the "**Canada — US Tax Treaty**"), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada — US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%. The *Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting* of which Canada is a signatory, affects many of Canada's bilateral tax treaties (but not the Canada-US Tax Treaty), including the ability to claim benefits thereunder. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention. Certain Non-Resident Holders may be subject to United States withholding tax on dividends received on the Subordinate Voting Shares (see "*Certain U.S. Federal Income Tax Considerations*").

Disposition of Subordinate Voting Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of any capital gain realized on the disposition of its Subordinate Voting Shares unless such shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Subordinate Voting Shares are listed on a "designated stock exchange," as defined in the Tax Act (which currently includes Cboe Canada), at the time of disposition, a Subordinate Voting Share will generally only be "taxable Canadian property" of a Non-Resident Holder at that time if, at any time during the 60-month period immediately preceding the disposition, the following two conditions were met concurrently: (i) more than 50% of the fair market value of the Subordinate Voting Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) and options in respect of, interests in, or for civil law rights in, any such properties whether or not the properties exist; and (ii) one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length or any partnership in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of Verano. A Subordinate Voting Share may also be deemed to be "taxable Canadian property" in certain other circumstances.

If the Subordinate Voting Shares are "taxable Canadian property" to a Non-Resident Holder and such Non-Resident Holder is not exempt from Canadian tax in respect of the disposition of such Subordinate Voting Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the headings "*Certain Canadian Federal Income Tax Considerations — Resident Shareholders — Taxation of Capital Gains and Capital Losses*" will generally apply. Non-Resident Holders whose Subordinate Voting Shares may constitute "taxable Canadian property" should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder or a Non-U.S. Holder (each as defined below) arising from the ownership and disposition of Subordinate Voting Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder or Non-U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder or Non-U.S. Holder that may affect the U.S. federal income tax consequences to such holder (as discussed below), including specific tax consequences to a holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. This summary is limited to U.S. federal income tax considerations, and does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the ownership and disposition of such Subordinate Voting Shares. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the ownership and disposition of Subordinate Voting Shares.

No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership and disposition of Subordinate Voting Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not address the U.S. federal income tax consequences to any particular person of the ownership and disposition of Subordinate Voting Shares. Each holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the ownership and disposition of Subordinate Voting Shares.

Scope of This Disclosure

Authorities

This summary is based on the Code, proposed, final and temporary U.S. Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Form 10-K. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "**U.S. Holder**" means a beneficial owner of Subordinate Voting Shares that is for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income tax regardless of its source; or
- a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

Also, for purposes of this discussion, a "**Non-U.S. Holder**" is any beneficial owner of Subordinate Voting Shares who is neither a U.S. Holder nor an entity classified as a partnership for U.S. federal income tax purposes.

Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the ownership and disposition of Subordinate Voting Shares that are subject to special provisions under the Code, including holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own, Subordinate Voting Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Subordinate Voting Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Subordinate Voting Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Subordinate Voting Shares; (i) are required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Subordinate Voting Shares as a result of such item being taken into account in an applicable financial statement; (j) acquired Subordinate Voting Shares by gift or inheritance; (k) are certain former citizens or long-term residents of the United States; (l) are pension plans; (m) are integral parts or controlled entities of foreign sovereigns; or (n) are passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax. Holders that are subject to special provisions under the Code, including those holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the ownership and disposition of Subordinate Voting Shares.

If an entity or arrangement that is classified as a partnership (including any other "pass-through" entity) for U.S. federal income tax purposes holds Subordinate Voting Shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the ownership and disposition of Subordinate Voting Shares generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal, U.S. state and local, and non-tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Subordinate Voting Shares.

U.S. Tax Classification of Verano

Pursuant to Section 7874(b) of the Code and the U.S. Treasury Regulations promulgated thereunder, notwithstanding that Verano has been organized under Canadian law, solely for U.S. federal income tax purposes, Verano is classified as a U.S. domestic corporation. Accordingly, Verano will be subject to a number of significant and complicated U.S. federal income tax consequences as a result of being treated as a U.S. domestic corporation for U.S. federal income tax purposes and will be subject to taxation both in Canada and the United States.

U.S. Tax Considerations Relevant to the Ownership and Disposition of Subordinate Voting Shares for U.S. Holders

Distributions

We do not currently anticipate paying distributions on our Subordinate Voting Shares. If Verano makes distributions with respect to a Subordinate Voting Share, the distributions generally will be treated as U.S. source dividends to a U.S. Holder of a Subordinate Voting Share to the extent of Verano's current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the tax year in which the distribution occurs. To the extent the distributions exceed Verano's current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Subordinate Voting Share, and thereafter as gain from the sale or exchange of that Subordinate Voting Share. Corporate U.S. Holders may be entitled to claim the dividends-received deduction with respect to dividends paid on the Subordinate Voting Shares, and such dividends may constitute qualified dividend income to individual U.S. Holders, subject in each case to applicable restrictions and eligibility requirements.

Dividends on the Subordinate Voting Shares will not constitute foreign source income for U.S. foreign tax credit limitation purposes because Verano, even though organized as a Canadian corporation, will be treated as a U.S. corporation for U.S. federal income tax purposes, as described above under "— *U.S. Tax Classification of Verano*." Therefore, a U.S. Holder may not be able to claim a U.S. foreign tax credit for any Canadian tax unless the U.S. Holder has sufficient other foreign source income. However, if the U.S. Holder has not elected to credit other foreign taxes during the same taxable year, the U.S. Holder should be able to take a deduction for such Canadian tax.

Sale, Exchange or Other Taxable Disposition of Subordinate Voting Shares

Upon the sale or other taxable disposition of a Subordinate Voting Share, U.S. Holders generally will recognize capital gain or loss equal to the difference between the amount realized by such holders on the disposition and their adjusted tax basis in such Subordinate Voting Share. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held, or is treated as having held, such Subordinate Voting Share for more than one year as of the time of disposition. Long-term capital gains of individuals are currently eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

To the extent a sale or other taxable disposition of the Subordinate Voting Shares by a U.S. Holder results in Canadian tax payable by the U.S. Holder, such U.S. Holder may not be able to claim a U.S. foreign tax credit for any Canadian tax unless the U.S. Holder has sufficient other foreign source income. However, if the U.S. Holder has not elected to credit other foreign taxes during the same taxable year, the U.S. Holder should be able to take a deduction for such Canadian tax.

U.S. Tax Considerations Relevant to the Ownership and Disposition of Subordinate Voting Shares for Non-U.S. Holders

Distributions

If Verano makes distributions with respect to a Subordinate Voting Share, the distributions generally will be treated as dividends to a Non-U.S. Holder of a Subordinate Voting Share to the extent of Verano's current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the tax year in which the distribution occurs. To the extent the distributions exceed Verano's current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder's adjusted tax basis in the Subordinate Voting Share, and thereafter as gain from the sale or exchange of that Subordinate Voting Share.

Gain from the sale or exchange a Subordinate Voting Share that is effectively connected with the conduct of a trade or business by a Non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder) will be subject to tax at generally applicable U.S. federal income tax rates. A Non-U.S. Holder that is a foreign corporation may also be subject to an additional "branch profits tax" on any such gain at a 30% rate (or lower applicable treaty rate).

Gain recognized by a Non-U.S. Holder who is an individual present in the United States for 183 days or more in the taxable year of disposition, and who meets certain other conditions, generally will be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders are urged to consult their own tax advisors regarding possible eligibility for benefits under income tax treaties and the availability of U.S. source capital losses to offset any such gain.

Dividends paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount unless the Non-U.S. Holder is eligible for and properly claims a reduced rate of withholding under an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) will not be subject to U.S. withholding tax, unless Verano is classified as a USRPHC, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" equal to 30% of its effectively connected earnings and profits (subject to certain adjustments) or at such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Verano believes that it presently is not a USRPHC and it does not presently anticipate that it will become a USRPHC. However, if Verano is treated as a USRPHC, gain recognized by such holder on the sale, taxable exchange or other disposition of Subordinate Voting Shares will be subject to tax at generally applicable U.S. federal income tax rates if Verano is or has been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the Subordinate Voting Shares, and, in the case where the Subordinate Voting Shares are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of Subordinate Voting Shares at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder's holding period for the Subordinate Voting Shares. There can be no assurance that the Subordinate Voting Shares will be treated as regularly traded on an established securities market for this purpose. In addition, Verano may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. You are urged to consult your own tax advisors regarding the application of these rules.

Sale, Exchange or Other Taxable Disposition of Subordinate Voting Shares

A Non-U.S. Holder that disposes of its Subordinate Voting Shares in a taxable disposition generally will subject to the tax treatment described above in "— *U.S. Tax Considerations Relevant to the Ownership and Disposition of Subordinate Voting Shares for Non-U.S. Holders — Distributions*".

Foreign Account Tax Compliance Withholding

Under the Foreign Account Tax Compliance Act ("**FATCA**"), a 30% withholding tax may apply to payments of dividends on stock made to foreign financial institutions (including amounts paid to a foreign financial institution on behalf of a holder) and certain other non-financial foreign entities. Additionally, a 30% withholding tax may apply to payments of gross proceeds from the disposition of stock made to such institutions and entities; however, proposed Treasury Regulations eliminate this 30% withholding tax on payments of gross proceeds. Taxpayers may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. There can be no assurance that final Treasury Regulations would provide an exemption from FATCA for gross proceeds.

Withholding under FATCA generally will not apply where such payments are made to (i) a foreign financial institution that undertakes, under either an agreement with the United States Treasury or pursuant to an intergovernmental agreement between the jurisdiction in which it is a resident and the United States Treasury, to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders; (ii) a non-financial foreign entity that either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner to the United States Treasury; or (iii) a foreign financial institution or non-financial foreign entity that is exempt from these rules. Investors should consult their tax advisors regarding this legislation and the regulations thereunder.

Information Reporting and Backup Withholding

Payments of dividends or of proceeds on the disposition of Subordinate Voting Shares to U.S. Holders may be subject to information reporting and backup withholding unless the U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Non-U.S. Holders may be required to provide documentary evidence establishing they are not subject to information reporting and backup withholding. Payments of dividends to Non-U.S. Holders and the amount of U.S. federal withholding tax imposed on such dividends must generally be reported annually to the IRS. A similar report will be sent to Non-U.S. Holders. Copies of these reports may be made available to tax authorities in a holder's country of residence.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those projected, forecasted, or expected in these forward-looking statements as a result of various factors, including, but not limited to, those discussed below and elsewhere in this Form 10-K. See "Cautionary Note on Forward-Looking Statements" and "Risk Factors" in this Form 10-K. Our management believes the assumptions underlying the Company's financial statements and accompanying notes are reasonable. However, the Company's financial statements and accompanying notes may not be an indication of our financial condition and results of operations in the future. We have omitted discussion of the earliest of the three years covered by our consolidated financial statements presented in this report because that disclosure was already included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 15, 2024. You are encouraged to reference Part II, Item 7, within that report, for a discussion of our financial condition and result of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2023.

This management discussion and analysis (this "**MD&A**") of the financial condition and results of operations of Verano is for the years ended December 31, 2024 and December 31, 2023. It is supplemental to, and should be read in conjunction with, the Company's audited consolidated financial statements and the accompanying notes for the years ended December 31, 2024 and December 31, 2023. The financial statements referenced in this MD&A are prepared in accordance with U.S. GAAP. Financial information presented in this MD&A is presented in United States dollars ("**$**" or "**US$**") and expressed in thousands, unless otherwise indicated.

OVERVIEW OF THE COMPANY

Verano, one of the U.S. cannabis industry's leading companies based on historical revenue, geographical scope and brand performance, is a vertically integrated, multi-state operator embracing a mission of saying *Yes* to plan progress and the bold exploration of cannabis. An operator of licensed cannabis cultivation, processing, wholesale distribution and retail facilities, our goal is the ongoing development of communal wellness by providing responsible access to regulated medical and adult use cannabis products to discerning customers. As of February 25, 2025, through our subsidiaries and affiliates we operate businesses in 13 states, including 153 retail dispensaries and 15 cultivation and processing facilities with over 1.1 million square feet of cultivation capacity. We produce a wide variety of high quality cannabis products sold under our portfolio of consumer brands, including Encore™, Avexia™, MÜV™, Savvy™, (the) Essence™, BITS™ and Verano™. We also design, build and operate branded retail environments including Zen Leaf™ and MÜV™ dispensaries that deliver a cannabis shopping experience in both medical and adult use markets.

Notwithstanding the permissive regulatory environment of medical, and in some cases, also adult use (i.e., recreational) cannabis, at the state level, it remains illegal under U.S. federal law to cultivate, manufacture, distribute, sell or possess cannabis in the U.S. Because federal law prohibits transporting any federally restricted substance across state lines, cannabis cannot be transported across state lines. As a result of current federal law prohibitions, the U.S. cannabis industry is conducted on a state-by-state basis. To date, in the U.S. 38 states plus the District of Columbia and the U.S. territories of Puerto Rico, Guam, the Commonwealth of Northern Marina Islands, and the U.S. Virgin Islands have authorized comprehensive medical cannabis programs, 24 states plus the District of Columbia and the U.S. territories of Guam, the Commonwealth of Northern Mariana Islands, and the U.S. Virgin Islands have authorized comprehensive programs for medical and adult use (i.e. recreational) cannabis, and 7 states allow the use of low tetrahydrocannabinol (THC) and high cannabidiol (CBD) products for specified medical uses. Verano operates within states where cannabis use, medical or both medical and adult use, has been approved by state and local regulatory bodies. Strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company or any of its subsidiaries.

Our strategy is to vertically integrate as a single cohesive company in multiple states through the consolidation of seed-to-sale cultivating, manufacturing, distributing, and dispensing cannabis brands and products at scale. Our cultivation, processing and wholesale distribution of cannabis consumer packaged goods are designed to guarantee shelf-space in our national retail dispensary chains, as well as to develop and foster long term wholesale supply relationships with third-party retail operators. Our model includes geographic diversity by establishing a footprint to allow us to adapt to changes in both industry and market conditions.

As part of the Go Public Transactions described in "*Item 1. Business – History of the Company*," in February 2021, the Company resulted from a reverse takeover transaction.

SELECTED RESULTS OF OPERATIONS

The following presents selected financial data derived from the audited consolidated financial statements for the years ended December 31, 2024 and 2023. The selected consolidated financial information below may not be indicative of the Company's future performance.

Year Ended December 31, 2024, as Compared to Year Ended December 31, 2023

	For the Years Ended December 31,		
(*$ in thousands*)	**2024**	**2023**	**$ Change**
Revenues, net of Discounts	$ 878,585	$ 938,452	$ (59,867)
Gross Profit	443,931	475,206	(31,275)
Net Loss attributable to Verano Holdings Corp. & Subsidiaries	(341,859)	(117,348)	(224,511)
Net Loss per share – basic & diluted	$ (0.98)	$ (0.34)	$ (0.64)

Revenues, net of Discounts

Revenues, net of discounts for the year ended December 31, 2024 was $878,585, a decrease of $(59,867) or (6.4)%, compared to revenues, net of discounts of $938,452 for the year ended December 31, 2023. The year-over-year decrease in revenues, net of discounts, that the Company experienced was caused by a decrease in retail revenues, net of discounts, which was driven primarily by continued expected declines in New Jersey and Illinois retail markets as third-party dispensaries continue to open across the states during the year ended December 31, 2024. Additionally, revenues, net of discounts, in the Florida market decreased year-over year due to cultivation and process facility enhancements that temporarily reduced production. This is partially offset by increases in revenues, net of discounts, from the Maryland and Ohio markets in relation to the adult use program launches in July 2023 and August 2024, respectively, and acquisition activity during the year ended December 31, 2024. During the year ended December 31, 2024, the Company opened nine new retail stores, one in Connecticut, six in Florida, one in New Jersey and one in Pennsylvania. Additionally, the Company acquired eight additional retail stores, two in Arizona and six in Virginia, as part of acquisition activity during the third quarter of 2024. Consistent with other multi-state cannabis operators, the Company has continued to see increased competition and promotional activity in select retail markets, specifically in New Jersey and Illinois during the year ended December 31, 2024 compared to the year ended December 31, 2023. Retail revenues, net of discounts, for the year ended December 31, 2024 comprised 65.5% of revenues, net of discounts, compared to 68.0% of revenues, net of discounts, for the year ended December 31, 2023, excluding intersegment eliminations. The Company experienced an increase in cultivation (wholesale) revenues, net of discounts, driven by increased third-party wholesale sales in the New Jersey and Illinois markets, coupled with the adult use launch in the Ohio market, both of which attributed to increased production output and sales of cannabis flower and cannabis related products, when comparing the year ended December 31, 2024 to the year ended December 31, 2023. Cultivation (wholesale) revenues, net of discounts, made up 34.5% of revenues, net of discounts for the year ended December 31, 2024, as compared to 32.0% for the year ended December 31, 2023, excluding intersegment eliminations. Please see "*Results of Operations by Segment*" for information regarding year over year performance of our retail revenue and cultivation (wholesale) revenues.

Gross Profit

Gross profit for the year ended December 31, 2024 was $443,931, representing a gross profit margin of 50.5%. This is compared to gross profit for the year ended December 31, 2023 of $475,206, representing a 50.6% gross profit margin. The slight decrease was attributable to an impact related to an inventory step-up from acquisitions, coupled with, continued pricing pressure during the year ended December 31, 2024 when compared to the year ended December 31, 2023.

Net Loss

Net Loss attributable to Verano Holdings Corp. and its Subsidiaries, or the Company for purposes of this "*Management's Discussion and Analysis*", for the year ended December 31, 2024, was $(341,859) an increase of $224,511, compared to a Net Loss of $(117,348) for the year ended December 31, 2023. The increase in Net Loss year-over-year was largely attributable to intangible asset impairment charges of (i) $293,688 related to the Company's Pennsylvania retail licenses, (ii) $5,687 related to the Company's Arizona cultivation (wholesale) tradenames, (iii) $34 related to the Company's Maryland retail tradenames; and (iv) $425 related to the Company's Arizona cultivation (wholesale) technology, on the remaining net book value during the year ended December 31, 2024. Additionally, during the year ended December 31, 2024, the Company recorded (i) a fixed asset impairment charge of $10,526 associated with an Arizona cultivation facility, (ii) an impairment on a held-for-sale asset related to a cultivation facility in Pennsylvania of $9,160 as the carrying value exceeded the fair value less cost to sell by such amount; and (iii) a goodwill impairment charge of $8,179 associated with its Arizona cultivation (wholesale) reporting unit. This is partially offset by lower provision for income taxes for the year ended December 31, 2024, when compared to the year ended December 31, 2023.

($ in thousands)	For the Years Ended December 31,		
	2024	2023	$ Change
Cost of Goods Sold, net	$ 434,654	$ 463,246	$ (28,592)
Selling, General, and Administrative Expenses	353,408	331,928	21,480
Loss on Impairment of Investment in Associates	—	6,571	(6,571)
Loss on Impairment of Intangibles — Goodwill	8,179	37,931	(29,752)
Loss on Impairment of Intangibles & Fixed Assets	319,520	13,686	$ 305,834
Other Income (Expense), net	(62,739)	(56,986)	(5,753)
Provision for Income Taxes	(41,944)	(145,146)	103,202

Cost of Goods Sold, net

Cost of goods sold, net includes the costs directly attributable to cultivating and processing cannabis and for retail purchases of finished goods, such as flower, edibles, and concentrates. Cost of goods sold, net, for the year ended December 31, 2024 was $434,654, a decrease of $(28,592) or (6.2)%, from the year ended December 31, 2023. The decrease was primarily driven by a decline in revenues, net of discounts, within the retail markets due to expected declines in the New Jersey and Illinois markets as third-party dispensaries continue to open across the states, driving increased competition. Additionally, the Company recorded a $3,846 non-cash impact related to the inventory step-up from acquisitions during the year ended December 31, 2024.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses ("**SG&A**") for the year ended December 31, 2024 were $353,408, an increase of $21,480 or 6.5%, compared to selling, general and administrative expenses of $331,928 for the year ended December 31, 2023. SG&A expenses as a percentage of revenues, net of discounts, was 40.2% and 35.4% for the years ended December 31, 2024 and 2023, respectively. The year over year increase was attributable to a $9,350 increase in general and administrative expenses driven by enhancements in processes and technology and a $13,876 increase in salaries and benefits due to increased headcounts related to new store openings and acquisition activity for the year ended December 31, 2024.

Loss on Impairment of Investment in Associates

During the year ended December 31, 2023, the Company received notification that the DGV Group, LLC ("DGV"), an entity in which the Company held an equity interest, was permanently ceasing operations. The Company recorded an impairment loss for the full value of the equity method investment of $6,571 as DGV was previously held as an Investment in Associates on the Company's Consolidated Balance Sheets. No such impairment charges were recorded during the year ended December 31, 2024.

Loss on Impairment of Intangibles - Goodwill, License & Fixed Assets

During the year ended December 31, 2024, the Company recorded intangible asset impairment charges of (i) $293,688 related to the Company's Pennsylvania retail licenses, (ii) $5,687 related to the Company's Arizona cultivation (wholesale) tradenames, (iii) $34 related to the Company's Maryland retail tradenames; and (iv) $425 related to the Company's Arizona cultivation (wholesale) technology, on the remaining net book value during the year ended December 31, 2024. Additionally, during the year ended December 31, 2024, the Company recorded (i) a fixed asset impairment charge of $10,526 associated with an Arizona cultivation facility, (ii) an impairment on a held-for-sale asset related to a cultivation facility in Pennsylvania of $9,160 as the carrying value exceeded the fair value less cost to sell by such amount; and (iii) a goodwill impairment charge of $8,179 associated with its Arizona cultivation (wholesale) reporting unit. During the year ended December 31, 2023, the Company recorded an intangible asset impairment charge of $5,113 on the remaining net book value related to the Company's Massachusetts cultivation (wholesale) license, a fixed asset impairment charge of $8,573 related to the Company's Massachusetts cultivation facility, and goodwill impairment charges of (i) $33,622 associated with its Arizona cultivation (wholesale) reporting unit, (ii) $4,245 associated with its Nevada retail reporting unit, and (iii) $64 associated with its Massachusetts cultivation (wholesale) reporting unit, as the carrying values of the reporting units exceeded the estimated fair value by such amounts.

Other Income (Expense), net

Other income (expense), net for the year ended December 31, 2024 was $(62,739), an increase of $5,753, as compared to the year ended December 31, 2023. The increase in other income (expense), net, during the year ended December 31, 2024 was mainly due to a loss on debt extinguishment attributable to the Permitted Partial Optional Prepayment under the 2022 Credit Agreement and the Company's contributions to Florida's Smart & Safe adult-use legalization campaign when compared to December 31, 2023.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2024 was $41,944, a decrease of $103,202 or 71.1% as compared to the year ended December 31, 2023. The increase in income taxes was largely attributable to the Loss on Impairment of Intangibles & Fixed Assets for the year ended December 31, 2023.

Results of Operations by Segment

The Company has two reportable segments: (i) cultivation (wholesale) and (ii) retail. Due to the vertically integrated nature of our business, the Company reviews revenue at the cultivation (wholesale) and retail levels while reviewing operating results on a consolidated basis.

The following tables summarize revenues, net of discounts, by segment for the years ended December 31, 2024 and 2023:

($ in thousands)	For the Years Ended December 31,			
	2024	2023	$ Change	% Change
Revenues, net of Discounts				
Cultivation (Wholesale)	$ 353,476	$ 348,990	4,486	1.3 %
Retail	672,252	741,334	(69,082)	(9.3)%
Intersegment Eliminations	(147,143)	(151,872)	4,729	(3.1)%
Total Revenues, net of Discounts	$ 878,585	$ 938,452	$ (59,867)	(6.4)%

Revenues, net of discounts, for the cultivation (wholesale) segment was $353,476 for the year ended December 31, 2024, an increase of $4,486 or 1.3%, excluding intersegment eliminations, compared to the year ended December 31, 2023. The increase in cultivation (wholesale) revenues, net of discounts, was driven by increased third-party wholesale sales in the New Jersey and Illinois markets, coupled with the adult use launch in the Ohio market, both, of which attributed to increased production output and sales of cannabis flower and cannabis related products, when comparing the year ended December 31, 2024 to the year ended December 31, 2023. Additionally, the wholesale market experienced a strategic shift in third-party distribution, specifically in Connecticut and Pennsylvania market, with growing emphasis on vertical distribution channels through direct retail dispensaries.

Revenues, net of discounts, for the retail segment was $672,252 for the year ended December 31, 2024, a decrease of $(69,082) or (9.3)%, excluding intersegment eliminations, compared to the year ended December 31, 2023. Top contributors to retail sales were mainly due to increases in Maryland and Ohio retail markets due to the adult use program launches in July 2023 and August 2024, respectively, and acquisition activity during the year ended December 31, 2024. The overall decrease in retail revenues, net of discounts, was primarily driven by continued increased competition and promotional activity, as expected, in select retail markets, specifically in New Jersey and Illinois. Additionally, modest pricing pressure and promotional activity contributed to the decrease in revenues, net of discounts, when comparing the year ended December 31, 2024 to the year ended December 31, 2023.

Drivers of Operational Performance

Revenue

The Company derives its revenue from both its cultivation (wholesale) business in which it cultivates, produces and sells cannabis products to third-party retail customers, and its retail business, in which it directly sells cannabis products to retail patients and consumers. For the year ended December 31, 2024, approximately 34.5% of the Company's revenue was generated from the cultivation (wholesale) business and approximately 65.5% from the retail business, excluding intersegment eliminations. For the year ended December 31, 2023, approximately 32.0% of revenue was generated from the cultivation (wholesale) business and approximately 68.0% from the retail business, excluding intersegment eliminations.

Gross Profit

Gross profit is revenue less cost of goods sold, net. Cost of goods sold includes the costs directly attributable to product sales and includes amounts paid for finished goods, such as flower, edibles, and concentrates, as well as packaging and other supplies, fees for services and processing, rent, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes. Gross profit margin measures the Company's gross profit as a percentage of revenue.

The Company's expansion strategy and revenue growth have taken priority and will continue to do so for the foreseeable future as it expands its footprint, by exploring new markets and opening or acquiring new dispensary locations, and scales production within certain markets. In the core markets in which the Company is already operational and, as the state markets mature, the Company anticipates that there will be pressure on margins in the cultivation (wholesale) and retail channels. The Company's current production capacity has not been fully realized and it is expected that price compression at the cultivation (wholesale) level, will be partially offset by operational optimization.

Total Expenses

Total expenses other than the cost of goods sold consist of selling costs to support customer relationships and to deliver product to the Company's retail stores. It also includes a significant investment in the corporate infrastructure required to support ongoing business.

Selling costs generally correlate to revenue. As a percentage of sales, selling costs are expected to increase slightly in currently operational markets as facility and market expansion occurs. The increase is expected to be driven primarily by the growth of the Company's retail and cultivation (wholesale) channels and the ramp up from new retail openings.

SG&A expenses also include costs incurred at the Company's corporate offices, primarily related to back-office personnel costs, including salaries, incentive compensation, benefits, stock-based compensation and professional service costs. Going forward, SG&A expenses are expected to continue in line with the Company's expansion plans. Furthermore, the Company expects to continue to incur acquisition and transaction costs related to these expansion plans and anticipates an increase in stock compensation expenses related to recruiting and hiring talent, along with legal and professional fees associated with being a public-reporting company and publicly traded in Canada and a public-reporting company in the U.S.

Provision for Income Taxes

The Company is subject to income taxes in the jurisdictions in which it operates and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. As the Company operates in the cannabis industry, it is subject to the limits of Section 280E of the Code under which the Company is only allowed to deduct expenses directly related to the sale of products. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E of the Code and a higher effective tax rate than most industries. The Company has taken a position that it does not owe taxes attributable to the application of Section 280E of the Code.

During the second quarter of 2023, Connecticut, Illinois, and New Jersey enacted tax legislation to exempt, or decouple, from Section 280E of the Code, all of which became retroactively effective as of January 1, 2023. The Company has significant operations in these states and is now permitted to deduct ordinary and necessary cannabis business expenses in these states.

LIQUIDITY, FINANCING ACTIVITIES AND CAPITAL RESOURCES

As of December 31, 2024 and 2023, the Company had total current liabilities of $197,968 and $412,188, respectively, and had cash and cash equivalents of $87,796 and $174,760, respectively, to meet its current obligations. The Company had working capital of $159,541 and a working capital deficit of $(17,992), for the years ended December 31, 2024 and 2023, respectively. This increase in working capital of $177,533 for the year ended December 31, 2024 when compared to the year ended December 31, 2023, was primarily driven by the Company's position that it does not owe taxes attributable to the application of Section 280E of the Code, thus reducing its Income Taxes Payable balance on the Consolidated Balance Sheets.

The Company generates cash from revenues and deploys its capital to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and long term. Capital is primarily being utilized for capital expenditures, facility improvements, strategic investment opportunities, product development and marketing, as well as customer, supplier, and investor and industry relations. The Company takes a cautious approach in allocating its capital to maximize its returns while ensuring appropriate liquidity. Given inflation and the uncertainty of the future economic environment, the Company has taken additional measures in monitoring and deploying its capital to minimize the potentially negative impact on its operations and expansion plans.

Liquidity Requirements

Our short-term liquidity requirements consist primarily of funds necessary to pay for our acquisitions, to repay borrowings, maintain our operations and other general business needs. We believe that internally generated funds and other sources of liquidity discussed below will be sufficient to meet working capital needs, capital expenditures, and other business requirements for at least the next 12 months. We believe we will meet known or reasonably likely future cash requirements through the combination of cash generated from operating activities, available cash balances and available borrowings. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of equity securities or additional borrowings; however, there can be no assurances that we will be able to obtain additional equity financing or debt financing on acceptable terms, or on terms similar to our existing financings, in the future.

Our long-term liquidity requirements consist primarily of completing additional acquisitions, scheduled debt payments and future payments of income tax payables, maintaining and expanding our operations and other general business needs. We expect to meet our long-term liquidity requirements through various sources of capital, which may include future debt or equity issuances, net cash provided by operations and other secured and unsecured borrowings. We believe that the foregoing sources of capital will provide sufficient funds for our operations, anticipated expansion and scheduled debt payments for the long-term. Our ability to fund our operating needs will depend on our future ability to continue to generate positive cash flow from operations and our ability to obtain debt or equity financing on acceptable terms.

Credit Facility

In October 2022, Verano and certain of its subsidiaries and affiliates, as the Borrowers, entered into the 2022 Credit Agreement with the lenders party thereto, pursuant to which the lenders advanced the Borrowers a $350,000 senior secured term loan, and which also provides the Borrowers with the right, subject to conditions, to request an additional incremental term loan of up to $100,000; provided that the lenders elect to fund such incremental term loan. At funding, the proceeds of the loans made under the 2022 Credit Agreement were used to repay the amounts owing under the Company's previous senior secured term loan credit facility. In connection with such repayment, such previous credit facility was terminated and is no longer in force or effect.

The 2022 Credit Agreement allows the Borrowers to (i) incur up to $120,000 of additional indebtedness from third-party lenders secured by real estate excluded as collateral under the 2022 Credit Agreement, (ii) incur additional mortgage financing from third-party lenders secured by real estate acquired after the initial funding of the 2022 Credit Agreement, and (iii) upon the SAFE Banking Act or similar legislation making banking services available to U.S. cannabis companies being passed by the United States Congress, incur up to $50,000 under a revolving credit facility from third-party lenders that is *pari passu* or subordinated to the 2022 Credit Agreement obligations, all of which are subject to customary conditions.

The obligations under the 2022 Credit Agreement are secured by substantially all of the assets of the Borrowers, excluding vehicles, specified parcels of real estate and other customary exclusions. The 2022 Credit Agreement provides for a floating annual interest rate equal to the prime rate then in effect plus 6.50%, which rate may be increased by 3.00% upon an event of default that is not a material event of default or 6.00% upon a material event of default as provided in the 2022 Credit Agreement. The initially funded $350,000 loan requires scheduled amortization payments of $350 per month beginning in October 2023 with the remaining principal balance due in full on October 30, 2026.

At any time, the Borrowers may voluntarily prepay up to $100,000 of the principal balance, subject to a one-time $1,000 prepayment premium upon the first prepayment, and may prepay the remaining outstanding principal balance for a prepayment premium at varying rates based on the timing of any subsequent prepayments. The Borrowers may not voluntarily prepay more than $100,000 of the principal balance without prepaying the entire outstanding principal balance of the loan.

On April 30, 2024, the Company, made a Permitted Partial Optional Prepayment (as defined in the 2022 Credit Agreement) in the amount of $50,000 pursuant to the 2022 Credit Agreement and paid a $1,000 prepayment premium in connection therewith.

In connection with such Permitted Partial Optional Prepayment, Chicago Atlantic and certain Lenders agreed to (a) release the Released Borrowers from their obligations under, and as parties to, the 2022 Credit Agreement and related agreements and (b) release all liens over the Released Borrowers' property, including real estate, held by Chicago Atlantic for the benefit of the Lenders, in each case, pursuant to a limited consent and waiver, dated as of April 29, 2024, by and among the Borrowers, certain of the Lenders party thereto and Chicago Atlantic.

The 2022 Credit Agreement includes customary representations, warranties and covenants and customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, and events of bankruptcy and insolvency.

The 2022 Credit Agreement also includes customary negative covenants limiting the Borrowers' ability to incur additional indebtedness and grant liens, and the ability to enter into definitive documents or consummate acquisitions or dispositions that are not otherwise permitted thereunder, among others. Additionally, the 2022 Credit Agreement requires the Borrowers to meet financial tests regarding minimum cash balances, minimum levels of Adjusted EBITDA (as defined in the 2022 Credit Agreement) and a minimum fixed charge coverage ratio.

As of December 31, 2024, the Company was in compliance with such covenants.

George Archos, the Chairman and Chief Executive Officer of the Company, participated in the 2022 Credit Agreement as a lender funding $1,000 of the $350,000 principal amount. Mr. Archos is excluded from certain approval rights of the lenders and any penalties and fees due to Mr. Archos under the 2022 Credit Agreement are immaterial to the Company.

Mortgage Loans

On May 14, 2021, the Company acquired The Healing Center, LLC ("**The Healing Center**"), which consisted of three dispensaries in the greater Pittsburgh area. The Healing Center leased the real estate where the dispensaries are located from three separate real estate entities (collectively referred to as "THC Real Estate") and on September 3, 2021, the Company acquired the THC Real Estate. The Company funded the acquisition of the THC Real Estate through a credit facility with Chicago Atlantic Credit Company for $12,650 and interest of 9.75% per annum. This loan has been paid in full and is no longer outstanding as of December 31, 2023.

On June 29, 2022, the Company entered into a real estate loan with a community bank to borrow a principal amount of $18,000 secured by real estate and improvements thereon in Branchburg, New Jersey. The mortgage bears an interest rate of 4% and matures in July 2047.

On March 9, 2023, the Company entered into a real estate loan with a community bank to borrow a principal amount of $20,000 secured by real estate and improvements thereon in Rocky Hill, Connecticut. The loan bears an interest rate of 5.75% and matures in March 2028, and may be extended for four additional five-year periods.

On September 29, 2023, the Company entered into a real estate loan with a community bank to borrow a principal amount of $14,500 secured by real estate in Chester, Pennsylvania. The loan bears an interest rate of 7.5% and matures in October 2028.

2023 Loan Agreement

On December 26, 2023, a subsidiary of the Company, as the borrower ("**Loan Agreement Borrower**"), entered into a Loan Agreement (the "**Loan Agreement**"), with First Federal Bank ("**Loan Agreement Lender**"). The Loan Agreement Borrower's obligations under the Loan Agreement is guaranteed by the Company and another subsidiary of the Company.

Pursuant to the Loan Agreement, $27,999 in principal was funded which is being repaid in 60 monthly installment payments based on a 300-month amortization schedule, with a balloon payment upon maturity. All unpaid principal and interest is due in full on December 26, 2028.

The obligations under the Loan Agreement are secured by a mortgage on real property located in Apollo Beach, Florida and owned by the Loan Agreement Borrower, together with certain other limited assets of Loan Agreement Borrower related to such real property.

The Loan Agreement provides for a fixed annual interest rate of 8.34%, which interest rate may be increased by 2% if an event of default occurs; provided, that certain events of default allow the Loan Agreement Lender to declare all outstanding principal immediately due, in which case all unpaid principal will accrue interest at 18% per annum thereafter.

The Loan Agreement further provides the Loan Agreement Borrower with the right to prepay all or any portion of the outstanding principal balance with prepayment rates ranging from 0-2% of the principal amount prepaid, depending on when such prepayment occurs.

The Loan Agreement includes customary representations and warranties and events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other indebtedness, and events of bankruptcy and insolvency, among others.

Tax Liabilities

The Company has U.S. income tax payable liabilities. These income tax payable liabilities will require payment from our liquidity sources, and we believe we have sufficient liquidity for both short-term and long-term payments of our income tax payable liabilities and in addition to our other obligations. The Company expects to retain additional cash from operations, due in part to the Company's treatment of Section 280E of the Code as not applying to limit its deduction of ordinary and necessary business expenses.

Sources and Uses of Cash

Cash Provided by (Used in) Operating Activities, Investing and Financing Activities

Net cash provided by (used in) operating, investing, and financing activities for the years ended December 31, 2024, 2023, 2022, were as follows:

	For the Years Ended December 31,		
	2024	2023	2022
Net Cash Provided by Operating Activities	$ 112,195	$ 109,710	$ 94,347
Net Cash Used In Investing Activities	(133,251)	(34,150)	(207,851)
Net Cash Provided By (Used In) Financing Activities	(65,926)	14,354	99,245

Cash Flows from Operating Activities. Cash flow generated from operating activities provides us with a significant source of liquidity. Our cash flows from operating activities result from cash received from our customers, offset by cash payments we make for products and services, operational costs, and income taxes. The $2,485 incease was driven by an increase in inventory attributable to acquisition activity during the year ended December 31, 2024, when compared to the year ended December 31, 2023.

Cash Flows from Investing Activities. Cash used in investing activities increased by $99,101 which was attributable to an increase in capital expenditures of $62,718 for the year ended December 31, 2024 as compared to the year ended December 31, 2023, in addition to acquisition activity during the year ended December 31, 2024.

Cash Flows from Financing Activities. Cash provided by financing activities during the year ended December 31, 2024 was largely attributable to the Permitted Partial Optional Prepayment under the 2022 Credit Agreement during the year ended December 31, 2024 when compared to the year ended December 31, 2023.

The Company expects capital expenditures for 2025 to be between $25,000 and $40,000. The Company expects its capital expenditures in 2025 will be focused on efficiency initiatives at cultivation facilities in existing markets, targeting expansion of our retail footprint and improvements in our technology systems infrastructure.

Changes in or Adoption of Accounting Practices

Refer to the discussion of recently adopted/issued accounting pronouncements within the Notes to the Consolidated Financial Statements, *Note 2 — Significant Accounting Policies*.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed by the Company on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Goodwill and Indefinite-lived Intangible Asset Impairment

Goodwill and indefinite-lived intangible assets are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit or indefinite-lived intangible asset below its carrying value. In performing our annual goodwill impairment test, we may start with an optional qualitative assessment as allowed for under the accounting guidance. As part of the qualitative assessment, we evaluate all events and circumstances, including both positive and negative events, in their totality, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we bypass the qualitative assessment, or if the qualitative assessment indicates that a quantitative analysis should be performed, we perform a quantitative test for impairment. As part of the Company's quantitative impairment analysis, the fair value of a reporting unit or indefinite-lived intangible asset is generally determined using both the income and market approaches. The income approach requires management to estimate a number of factors for each reporting unit or indefinite-lived intangible asset, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping, as well as recent guideline transactions.

The determination of the fair value of the reporting units or indefinite-lived intangible assets requires the Company to make significant estimates and assumptions with respect to the business and financial performance of the Company's reporting units or indefinite-lived intangible assets. These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies, control premiums appropriate for acquisitions in the industries in which we compete, discount rates, terminal growth rates, forecasts of revenue, operating income, depreciation, amortization, working capital requirements and capital expenditures. With regard to the Company's goodwill reporting units, the Company also compares the sum of estimated fair values of reporting units to the Company's fair value as implied by the market value of its equity. This comparison provides an indication that, in total, assumptions and estimates are reasonable. Future declines in the overall market value of the Company's equity securities may provide an indication that the fair value of one or more reporting units has declined below its carrying value.

Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions, could have a significant impact on either the fair value of the reporting units and indefinite-lived intangibles, the amount of any goodwill and indefinite-lived intangible impairment charges, or both. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, availability of market information as well as the Company's profitability. The Company continues to monitor these potential impacts and economic, industry and market trends, and the impact these may have on the reporting units or indefinite-lived intangible assets.

Finite-Lived Intangible Assets and Other Long-lived Assets

The Company evaluates the recoverability of finite-lived intangible assets and other long-lived assets whenever events or changes in circumstances indicate that the carrying value of such an asset may not be recoverable. The evaluation of finite-lived intangible assets and other long-lived assets is performed at the lowest level of identifiable cash flows.

If the asset group fails the recoverability test, then an impairment charge is determined based on the difference between the fair value of the asset group compared to its carrying value. The fair value of the long-lived assets included in an impaired asset group may be determined using an income, market, or cost approach, or a combination thereof. The income approach utilizes assumptions including management's best estimates of the expected future cash flows and the estimated useful life of the asset group. The cost approach utilizes assumptions for the current replacement costs of similar assets adjusted for estimated depreciation and deterioration of the existing equipment and economic obsolescence. The market approach requires the use of judgment in evaluating market comparable assets.

The determination of the fair value of the asset group requires management to estimate a number of factors including anticipated future cash flows, discount rates, and the identification of market comparable assets. Although we believe these estimates are reasonable, actual results could differ from those estimates due to the inherent uncertainty involved in making such estimates.

Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. The determination of fair values of assets and liabilities acquired requires estimates and the use of valuation techniques when market value is not readily available. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. For intangible assets, the Company generally uses the income approach to determine fair value. The income approach requires management to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to: discount rates, terminal growth rates, royalty rates, forecasts of revenue, operating income, depreciation, amortization and capital expenditures. The discount rates applied to the projections reflect the risk factors associated with those projections. Judgment is also required in determining the intangible asset's useful life.

Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates. Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on the determination of the fair value of the intangible assets acquired. Certain fair values may be estimated at the transaction date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted in subsequent periods.

Provision for Income Tax

Provision for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. Although we believe our assumptions, judgements and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could significantly impact the amounts provided for income taxes.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. These uncertain tax positions include our estimates related to uncertainties that are based on an assessment of whether our available documentation corroborating the nature of our activities supporting the tax positions will be sufficient. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. If the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. The IRS has taken the position that cannabis companies are subject to the limits of Section 280E of the Code under which they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that its deduction of ordinary and necessary business expenses is not limited by Section 280E of the Code.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and the Audit Committee mitigate these risks by assessing, monitoring and approving the Company's risk management processes:

Credit Risk

The Company reviews its trade receivable accounts regularly and reduces amounts to their expected realizable values by adjusting the allowance for credit losses when management determines that the account may not be fully collectable. The Company applies ASC 326 Financial Instruments – Credit Losses for the measurement of expected credit losses, which uses an expected loss allowance model for all trade receivables. The Company has adopted standardized credit policies and performs assessments in an effort to minimize those risks. The Company has not identified significant credit risk with respect to its customers noting that a customer is a single retail customer or an individual dispensary customer.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk, but has limited risk as the majority of its sales are transacted with cash.

Financial instruments that potentially subject the Company to concentrations of banking and credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents primarily consisted of bank deposits and cash on hand. Concentrations of credit risk with respect to our cash and cash equivalents is limited primarily to amounts held with financial institutions in excess of federally insured limits.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign exchange rates, raw materials and other commodity prices. As domestic economic conditions change, trends in discretionary consumer spending also become unpredictable and subject to reductions due to uncertainties about the future. A general reduction in consumer discretionary spending due to a recession in the domestic economy, or uncertainties regarding future economic prospects, could have a material adverse effect on our results of operations. The Company takes steps to mitigate this risk through diversifying Verano branded products at price points suitable for our customer base.

Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. However, some of the Company's financial transactions are denominated in Canadian Dollars. The results of the Company's operations are subject to currency transaction risks. The Company has no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. Management believes that if the Company's rates of interest associated with its debt obligations were to hypothetically change 10% in the relative interest rate, it would not have a material effect on the Company's consolidated annual results of operations or cash flows.

Commodities Price Risk

Commodities price risk is the risk of variability in fair value due to movements in equity or market prices. The primary raw materials used by the Company aside from those cultivated internally are labels and packaging. Management believes a hypothetical 10% change in the price of these raw materials would not have a significant effect on the Company's consolidated annual results of operations or cash flows, as these costs are generally passed through to its customers. However, such an increase could have an impact on our customers' demand for our products, and we are not able to quantify the impact of such potential change in demand on our combined annual results of operations or cash flows.

Banking Risk

Notwithstanding that a majority of states have legalized medical or adult use cannabis, or both, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit, funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company and leaves their cash holdings vulnerable.

Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which either are used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Regulatory Risk

Regulatory risk pertains to the risk that the Company's business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company's business, results of operation, and financial condition.

The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes can have on the goals and operations of the business as a whole.

Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company's business, results of operations, and financial condition. Currently, state licensed cannabis businesses are assessed a comparatively high effective federal tax rate due to Section 280E of the Code which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. The Company has taken a position that its deduction of ordinary and necessary business expenses is not limited by Section 280E of the Code. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial information required by Item 8 is located beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2024, the end of the period covered by this Form 10-K, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Form 10-K.

We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management's Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, misstatements due to error or fraud may not be prevented or detected on a timely basis.

Remediation of Previously Identified Material Weaknesses

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023, we identified material weaknesses in our internal controls over financial reporting. The previously reported material weaknesses, pertain to (i) a lack of appropriate internal controls to mitigate process risk points ("PRP"); (ii) a lack of appropriately design and effectiveness of Information Technology General Controls ("ITGC") over vendor-hosted applications used by the Company supporting revenue and inventory processes; (iii) ineffectively designed controls over revenue and inventory processes to mitigate PRP; and (iv) ineffective implementation and documentation of management review controls over the goodwill and intangible asset impairment assessment.

During the fiscal year ended December 31, 2024, management, with the oversight of the Audit Committee, implemented the following measures to remediate such material weaknesses described above:

- The Company enhanced its risk assessment process, implemented more frequent monitoring activities, and improved coordination between Internal Audit and management to proactively address changes in financial reporting risks.

- The Company addressed deficiencies by strengthening user access controls, improving change management procedures, and where vendor-hosted applications lacked direct ITGC controls, compensating business process controls were implemented to mitigate financial reporting risks.

- Additional reconciliation and validation procedures were implemented for retail and cultivation (wholesale) revenue, as well as inventory balances. Management also enhanced monitoring and reporting controls over inventory processes and strengthened ITGC and business process controls related to financial reporting systems.

- Management implemented enhanced review controls, strengthened documentation of key inputs used in impairment testing, and increased training for personnel involved in the evaluation process.

Such material weaknesses were deemed to be remediated as of the end of the period covered by this Form 10-K given the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that the controls are designed and operate effectively.

Our management performed an assessment of the effectiveness of our internal control over financial reporting at December 31, 2024, utilizing the criteria discussed in the "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. The objective of this assessment was to determine whether our internal control over financial reporting were effective as of December 31, 2024. Based on management's assessment, management has concluded that our internal controls over financial reporting were effective as of December 31, 2024.

Our disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures and internal controls over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by our independent registered public accounting firm as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the last fiscal quarter of the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule *10b5-1* Trading Plans

As previously disclosed in the Company's Annual Report on Form 10-K filed with the SEC on March 15, 2024 and subsequent Quarterly Reports on Form 10-Q, each of Laura Marie Kalesnik, Edward McDermott, David Spreckman, Richard Tarapchak, John Tipton and Darren Weiss entered into prearranged share trading plans, all of which are intended to satisfy the affirmative defenses of Rule 10b5-1(c) under the Exchange Act and the Company's policies regarding insider trading, which were set to terminate December 31, 2024. Due to a settlement event that will occur in 2025 that affects awards covered by the applicable plans which vested in 2024, these plans will terminate upon the completion of all sales relating to such settlement event.

Brett Summerer, the Company's Chief Financial Officer, terminated his prearranged share trading plan, which was intended to satisfy the affirmative defenses of Rule 10b5-1(c) under the Exchange Act and the Company's policies regarding insider transaction, on December 13, 2024.

During the three months ended December 31, 2024, Brett Summerer adopted a new prearranged share trading plan following the termination of his prior plan noted above, with a brokerage firm on the date set forth opposite his name below. This plan which was entered into during an open trading window under the Company's insider trading policy and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and the Company's policies regarding insider transactions. The details regarding the estimated number of Subordinate Voting Shares for sale and the expiration date is set forth opposite his name below.

Name	Title	Date of Adoption	Estimated Number of Subordinate Voting Shares for Sale[1]	Expiration Date[2]
Brett Summerer	Chief Financial Officer	December 13, 2024[3]	317,455	December 31, 2026

[1] Such amounts reflect estimated tax withholdings and actual sale amounts may vary.
[2] Such plans are subject to earlier termination in the event of certain limited circumstances, and may remain in place until all sales contemplated by the plan are completed.
[3] Such prearranged share trading plan will not become effective until the completion of the applicable cooling-off period following the termination of Mr. Summerer's plan terminated in December 2024.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference to our definitive proxy statement for our 2025 Annual Meeting of Shareholders (our "**2025 Proxy Statement**"), which will be filed with the SEC not later than 120 days subsequent to December 31, 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to our 2025 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNER AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference to our 2025 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference to our 2025 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference to our 2025 Proxy Statement, which will be filed with the SEC not later than 120 days subsequent to December 31, 2024.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement and Schedules

The following Consolidated Financial Statements are included on the pages indicated:

Verano Holdings, Corp. Audited Consolidated Financial Statements	**Page**
Reports of Independent Registered Public Accounting Firm (MGO PCAOB ID: 324)	F-1
Consolidated Balance Sheets as of December 31, 2024 and 2023	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022	F-5
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2024, 2023 and 2022	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022	F-7
Notes to the Consolidated Financial Statements	F-9

(b) Exhibits

A list of exhibits filed with this Form 10-K is included in the Exhibit Index with Appendix A immediately preceding and is incorporated herein by reference:

Exhibit Number	Description of Exhibit
3.1	Articles of Verano Holdings Corp., dated February 11, 2021 (filed as Exhibit 3.1 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
3.2	Notice of Articles of Verano Holdings Corp., dated February 11, 2021 (filed as Exhibit 3.2 to our Registration Statement on Form 10 filed April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
4.1	Description of Registered Securities (filed as Exhibit 4.1 to our Annual Report on Form 10-K on March 30, 2023 (File No. 000-56342) and incorporated herein by reference).
10.1†	Credit Agreement, dated as of October 27, 2022, by and among Verano Holdings Corp., certain subsidiaries of Verano Holdings Corp. from time-to-time party thereto, certain lenders from time-to-time party thereto, and Chicago Atlantic Admin, LLC, a Delaware limited liability company, as administrative agent for the lenders (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on October 27, 2022 (File No. 000-56342) and incorporated herein by reference).
10.2††	Executive Employment Agreement between Verano Holdings Corp. and George Archos, dated February 18, 2021 (filed as Exhibit 10.3 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
10.3††	Amendment to Executive Employment Agreement between Verano Holdings Corp. and George Archos, effective January 1, 2022 (filed as Exhibit 10.4 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
10.4††	Executive Employment Agreement between Verano Holdings Corp. and Darren Weiss, dated February 18, 2021 (filed as Exhibit 10.5 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
10.5††	Amendment to Executive Employment Agreement between Verano Holdings Corp. and Darren Weiss, effective January 1, 2022 (filed as Exhibit 10.6 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
10.6††	Executive Employment Agreement between Verano Holdings Corp. and John Tipton, dated March 31, 2021 (filed as Exhibit 10.7 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
10.7††	Executive Employment Agreement between Verano Holdings Corp. and Brett Summerer, dated to be effective as of January 1, 2022 (filed as Exhibit 10.9 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).

Exhibit Number	Description of Exhibit
10.8††	Executive Employment Agreement between Verano Holdings Corp. and Laura Kalesnik, dated March 1, 2021 (filed as Exhibit 10.8 to our Annual Report on Form 10-K on March 15, 2024 (File No. 000-56342) and incorporated herein by reference).
10.9††	Stock and Equity Incentive Plan of Verano Holdings Corp (filed as Exhibit 10.10 to our Registration Statement on Form 10 filed on April 26, 2022 (File No. 000-56342) and incorporated herein by reference).
10.10††	Form of Equity Award Agreement for Stock Option (filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on August 8, 2023 (File No. 000-56342) and incorporated herein by reference).
10.11††	Form of Equity Award Agreement for RSU (filed as Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 8, 2023 (File No. 000-56342) and incorporated herein by reference).
10.12††	Verano Holdings Corp. Annual Bonus Plan (filed as Exhibit 10.12 to our Annual Report on Form 10-K on March 15, 2024 (File No. 000-56342) and incorporated herein by reference).
10.13†	Loan Agreement, dated as of December 26, 2023, by and between a subsidiary of the Company as the Borrower and First Federal Bank (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on January 2, 2024 (File No. 000-56342) and incorporated herein by reference).
10.14†	Promissory Note, dated as of December 26, 2023, by a subsidiary of the Company as the Borrower, in favor of First Federal Bank (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on January 2, 2024 (File No. 000-56342) and incorporated herein by reference).
10.15††	Cash Incentive Plan (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on March 26, 2024 (File No. 000-56342) and incorporated herein by reference).
10.16††	Form of Cash Award Agreement (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on March 26, 2024 (File No. 000-56342) and incorporated herein by reference).
10.17	Equity Purchase Agreement, dated July 29, 2024, among Verano Holdings, LLC, Verano Holdings Corp., Columbia Care Eastern Virginia LLC and the members of Columbia Care Eastern Virginia LLC and The Cannabist Company Holdings Inc. (filed as Exhibit 10.1 to our Current Report on Form 8-K filed on July 31, 2024 (File No. 000-56342) and incorporated herein by reference).
10.18†	Verano Holdings, LLC Promissory Note (filed as Exhibit 10.2 to our Current Report on Form 8-K filed on August 22, 2024 (File No. 000-56342) and incorporated herein by reference).
10.19†	Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, 203 Organix L.L.C., CC VA HoldCo LLC, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (filed as Exhibit 10.3 to our Current Report on Form 8-K filed on July 31, 2024 (File No. 000-56342) and incorporated herein by reference).
10.20†	Equity Purchase Agreement, dated July 29, 2024, among Verano Arizona, LLC, Salubrious Wellness Clinic, Inc., CC VA HoldCo LLC, Thomas Allison, Columbia Care-Arizona, Prescott, L.L.C. and The Cannabist Company Holdings Inc. (filed as Exhibit 10.4 to our Current Report on Form 8-K filed on July 31, 2024 (File No. 000-56342) and incorporated herein by reference).
14.1*	Code of Business Conduct and Ethics
19.1*	Verano Holdings Corp. Insider Trading Policy
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm, Macias Gini & O'Connell LLP
31.1*	Certification of CEO pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of CFO pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
32.1*	Certification of CEO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibit
32.2*	Certification of CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Verano Holdings Corp. Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

* Filed or furnished herewith. The certifications attached as Exhibit 32.1 and Exhibit 32.2 that accompany this Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Verano Holdings Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

† Certain confidential portions of this exhibit have been omitted and replaced with "[***]". Such identified information has been excluded from this exhibit because it (i) is not material and (ii) would likely cause competitive harm to the Company if disclosed.

†† Management contract, compensatory plan or arrangement.

Table of Contents

Appendix A

List of Licenses of Verano Holdings Corp.

Licenses in the State of Arizona

Holding Entity	License/Permit	City	Renewal Date	Description
203 Organix, LLC	00000074DCGW00540313	Prescott	8/7/2026	Medical Marijuana Dispensary Registration Certificate
203 Organix, LLC	00000070ESCO78837103	Prescott	8/7/2026	Adult-Use Marijuana Establishment License
Azgm 3, LLC	00000126DCSO00060479	Chandler	1/21/2027	Medical Marijuana Dispensary Registration Certificate
Azgm 3, LLC	00000040ESDX57445071	Chandler	1/21/2027	Adult-Use Marijuana Establishment License
Fort Consulting, LLC	00000105DCOU00194638	Phoenix	1/21/2027	Medical Marijuana Dispensary Registration Certificate
Fort Consulting, LLC	00000064ESAK09838873	Phoenix	1/21/2027	Adult-Use Marijuana Establishment License
Patient Alternative Relief Center, LLC	00000091DCWY00555666	Phoenix	8/7/2026	Medical Marijuana Dispensary Registration Certificate
Patient Alternative Relief Center, LLC	00000086ESQZ01367420	Phoenix	8/7/2026	Adult-Use Marijuana Establishment License
Perpetual Healthcare, LLC	00000033DCCK00134006	Phoenix	8/7/2026	Medical Marijuana Dispensary Registration Certificate
Perpetual Healthcare, LLC	00000105ESDR54985961	Phoenix	8/7/2026	Adult-Use Marijuana Establishment License
Salubrious Wellness Clinic, Inc.	000000097DCGK0045499	Tempe	8/7/2026	Medical Marijuana Dispensary Registration Certificate
Salubrious Wellness Clinic, Inc.	00000071ESFP14031510	Tempe	8/7/2026	Adult-Use Marijuana Establishment License
The Medicine Room, LLC	00000037DCDM00904008	Mesa	8/7/2026	Medical Marijuana Dispensary Registration Certificate
The Medicine Room, LLC	00000084ESFH12297246	Mesa	8/7/2026	Adult-Use Marijuana Establishment License
Vending Logistics, LLC	00000112DCLK00614860	Mesa	1/21/2027	Medical Marijuana Dispensary Registration Certificate
Vending Logistics, LLC	00000043ESPE02331128	Mesa	1/21/2027	Adult-Use Marijuana Establishment License

Licenses in the State of Connecticut

Holding Entity	License/Permit	City	Renewal Date	Description
Caring Nature EJV2, LLC	AMHF.0008262	Naugatauk	4/23/2025	Adult-Use Cannabis Medical Hybrid Retailer License
Caring Nature, LLC	AMHF.0008287	Waterbury	1/26/2026	Adult-Use Cannabis Medical Hybrid Retailer License
Connecticut Pharmaceutical Solutions, LLC	MMPR.0000002	Rocky Hill	2/10/2026	Medical Marijuana Producer License
CTPharma Newington, LLC	AMHF.0008258	Newington	10/11/2025	Adult-Use Cannabis Medical Hybrid Retailer License
CTPharma Norwich, LLC	AMHF.0008257	Norwich	7/6/2025	Adult-Use Cannabis Medical Hybrid Retailer License
Willow Brook Enfield, LLC	AMHF.0008260	Enfield	3/6/2025	Adult-Use Cannabis Medical Hybrid Retailer License
Willow Brook Wellness, LLC	AMHF.0008254	Meriden	12/17/2025	Adult-Use Cannabis Medical Hybrid Retailer License

110

Licenses in the State of Florida

Holding Entity	License/Permit	City	Renewal Date	Description
Plants of Ruskin, LLC	MMTC-2017-0010	Apollo Beach	6/22/2026	Medical Marijuana Treatment Center License

Licenses in the State of Illinois

Holding Entity	License/Permit	City	Renewal Date	Description
420 Capital Management, LLC	280.000054-DISP	Chicago	4/3/2026	Registered Medical Cannabis Dispensing Organization License
420 Capital Management, LLC	284.000128-AUDO	Chicago	3/31/2026	Adult-Use Cannabis Dispensing Organization License
420 Capital Management, LLC	284.000127-AUDO	Lombard	3/31/2026	Adult-Use Cannabis Dispensing Organization License
Ataraxia, LLC	1503060700	Albion	3/9/2026	Medical Cannabis Cultivation Center Permit
Ataraxia, LLC	1503060700-AU	Albion	3/30/2026	Adult-Use Cultivation Center License
Ataraxia, LLC	1503060700-TR	Albion	7/14/2025	Transporter License
Elevele, LLC	280.000032-DISP	Highland Park	3/18/2026	Registered Medical Cannabis Dispensing Organization License
Elevele, LLC	284.000135-AUDO	Highland Park	3/31/2026	Registered Adult-Use Cannabis Dispensing Organization License
Elevele, LLC	284.000136-AUDO	Prospect Heights	3/31/2026	Adult-Use Cannabis Dispensing Organization License
Healthway Services of West Illinois, LLC	280.000020-DISP	St. Charles	12/23/2025	Registered Medical Cannabis Dispensing Organization License
Healthway Services of West Illinois, LLC	284.000139-AUDO	St. Charles	3/31/2026	Registered Adult-Use Cannabis Dispensing Organization License
Healthway Services of West Illinois, LLC	284.000140-AUDO	Naperville	3/31/2026	Adult-Use Cannabis Dispensing Organization License
MME Aurora Retail, LLC	284.000132-AUDO	Aurora	3/31/2026	Adult-Use Cannabis Dispensing Organization License
MME Evanston Retail, LLC	280.000009-DISP	Evanston	11/9/2025	Registered Medical Cannabis Dispensing Organization License
MME Evanston Retail, LLC	284.000131-AUDO	Evanston	3/31/2026	Adult-Use Cannabis Dispensing Organization License
The Herbal Care Center, Inc.	280.000051-DISP	Chicago	1/13/2026	Registered Medical Cannabis Dispensing Organization License
The Herbal Care Center, Inc.	284.000133-AUDO	Chicago	3/31/2026	Adult-Use Cannabis Dispensing Organization License
The Herbal Care Center, Inc.	284.000134-AUDO	Chicago	3/31/2026	Adult-Use Cannabis Dispensing Organization License

Licenses in the State of Maryland

Holding Entity	License/Permit	City	Renewal Date	Description
AGG Wellness, LLC	DA-23-00102	Towson	6/30/2028	Medical & Adult Use Cannabis Establishment License
FGM Processing, LLC	PA-23-00025	Jessup	6/30/2028	Medical & Adult Use Cannabis Establishment License
Freestate Wellness, LLC	GA-23-00004	Jessup	6/30/2028	Medical & Adult Use Cannabis Establishment License
Freestate Wellness, LLC	DA-23-00010	Elkridge	6/30/2028	Medical & Adult Use Cannabis Establishment License
Maryland Natural Treatment Solutions, LLC	DA-23-00047	Pasadena	6/30/2028	Medical & Adult Use Cannabis Establishment License
Mikran, LLC	DA-23-00044	Germantown	6/30/2028	Medical & Adult Use Cannabis Establishment License

Licenses in the Commonwealth of Massachusetts

Holding Entity	License/Permit	City	Renewal Date	Description
Four Daughters Compassionate Care, Inc.	RMD1691	Sharon	1/15/2026	Medical Marijuana Treatment Center License
Four Daughters Compassionate Care, Inc.	MC282243	Sharon	12/12/2025	Marijuana Cultivator License
Four Daughters Compassionate Care, Inc.	MP281715	Sharon	12/12/2025	Marijuana Product Manufacturer License
Four Daughters Compassionate Care, Inc.	MR281552	Sharon	12/12/2025	Marijuana Retailer License
Four Daughters Compassionate Care, Inc.	MR282232	Plymouth	6/12/2025	Marijuana Retailer License

111

Licenses in the State of Michigan

Holding Entity	License/Permit	City	Renewal Date	Description
Buchanan Development, LLC	PC-000069	Buchannan	4/25/2025	Facility License Provisioning Center
Buchanan Development, LLC	AU-R-000183	Buchannan	3/16/2025	Establishment License Marihuana Retailer

Licenses in the State of Nevada

Holding Entity	License/Permit	City	Renewal Date	Description
Lone Mountain Partners, LLC	C122	North Las Vegas	6/30/2025	Adult-Use Cultivation License
Lone Mountain Partners, LLC	P077	North Las Vegas	6/30/2025	Adult-Use Production License
Lone Mountain Partners, LLC	T048	North Las Vegas	6/30/2025	Adult-Use Distribution License
Lone Mountain Partners, LLC	RD592	North Las Vegas	11/30/2025	Adult-Use Retail Store License
Lone Mountain Partners, LLC	RD590	Spring Valley	11/30/2025	Adult-Use Retail Store License
Naturex, LLC	D081	Las Vegas	6/30/2025	Adult-Use Retail Store License
WSCC, Inc.	D149	Carson City	6/30/2025	Adult-Use Retail Store License
WSCC, Inc.	D111	Reno	6/30/2025	Adult-Use Retail Store License

Licenses in the State of New Jersey

Holding Entity	License/Permit	City	Renewal Date	Description
Verano NJ, LLC	MC000012	Branchburg	12/31/2025	ATC Permit - Cultivation/Processing
Verano NJ, LLC	MM000008	Branchburg	12/31/2025	ATC Permit - Manufacturing
Verano NJ, LLC	C000009	Branchburg	4/17/2025	Class 1 - Adult-Use Cultivator License
Verano NJ, LLC	M000007	Branchburg	4/17/2025	Class 2 - Adult-Use Manufacturer License
Verano NJ, LLC	MRE000031	Elizabeth	12/31/2025	ATC Permit - Medical Dispensing
Verano NJ, LLC	RE000001	Elizabeth	4/20/2025	Class 5 - Adult-Use Cannabis Retailer License
Verano NJ, LLC	MRE000034	Neptune	12/31/2025	ATC Permit - Medical Dispensing
Verano NJ, LLC	RE000030	Neptune	8/1/2025	Class 5 - Adult-Use Cannabis Retailer License
Verano NJ, LLC	MRE000033	Lawrence	12/31/2025	ATC Permit - Medical Dispensing
Verano NJ, LLC	RE000002	Lawrence	4/20/2025	Class 5 - Adult-Use Cannabis Retailer License
Zen Leaf Mount Holly, LLC	RE000913	Mount Holly	11/11/2025	Class 5 - Adult-Use Cannabis Retailer License

Licenses in the State of Ohio

Holding Entity	License/Permit	City	Renewal Date	Description
Mother Grows Best, LLC	CCC000033-00	Canton	11/24/2025	Dual Use Cultivation Certificate of Operation
Mother Grows Best, LLC	CCP000034-00	Canton	11/23/2025	Dual Use Processor Certificate of Operation
Mother Grows Best, LLC	CCD000184-00	Antwerp	10/20/2025	Dual Use Dispensary Certificate of Operation
Mother Knows Best, LLC	CCD000058-00	Canton	7/1/2025	Dual Use Dispensary Certificate of Operation
Ohio Natural Treatment Solutions, LLC	CCD000057-00	Newark	7/1/2025	Dual Use Dispensary Certificate of Operation
GreenRx, LLC	CCD000045-00	Cincinnati	7/1/2025	Dual Use Dispensary Certificate of Operation
Glass City Alternatives, LLC	CCD000056-00	Bowling Green	7/1/2025	Dual Use Dispensary Certificate of Operation
Mad River Remedies, LLC	CCD000047-00	Riverside	7/1/2025	Dual Use Dispensary Certificate of Operation

Licenses in the Commonwealth of Pennsylvania

Holding Entity	License/Permit	City	Renewal Date	Description
Agri-Kind, LLC	GP18-1006	Chester	7/31/2025	Medical Marijuana Grower/Processor Facility
Agronomed Biologics, LLC	CR06-GP19-1102	Chester	6/19/2025	Medical Marijuana Grower/Processor Facility
Agronomed Biologics, LLC	CR06-D19-1103	West Chester	6/19/2025	Medical Marijuana Dispensary Facility
Agronomed Biologics, LLC	CR06-D19-1103	Fairless Hills	6/19/2025	Medical Marijuana Dispensary Facility
Agronomed Biologics, LLC	CR06-D19-1103	Pittsburgh	6/19/2025	Medical Marijuana Dispensary Facility
Agronomed Biologics, LLC	CR06-D19-1103	New Kensington	6/19/2025	Medical Marijuana Dispensary Facility
Agronomed Biologics, LLC	CR06-D19-1103	Pittsburgh	6/19/2025	Medical Marijuana Dispensary Facility
Agronomed Biologics, LLC	CR06-D19-1103	Norristown	6/19/2025	Medical Marijuana Dispensary Facility
Local Dispensaries, LLC	D18-3015	Harrisburg	12/18/2025	Medical Marijuana Dispensary Facility
Local Dispensaries, LLC	D18-3015	York	12/18/2025	Medical Marijuana Dispensary Facility
Local Dispensaries, LLC	D18-3015	Altoona	12/18/2025	Medical Marijuana Dispensary Facility
NSE Pennsylvania, LLC	D18-1034	Philadelphia	12/18/2025	Medical Marijuana Dispensary Facility
NSE Pennsylvania, LLC	D18-1034	Wynnewood	12/18/2025	Medical Marijuana Dispensary Facility
NSE Pennsylvania, LLC	D18-1034	Clifton Heights	12/18/2025	Medical Marijuana Dispensary Facility
TerraVida Holistic Centers, LLC	D-1053-17	Sellersville	6/29/2025	Medical Marijuana Dispensary Facility
TerraVida Holistic Centers, LLC	D-1053-17	Abington	6/29/2025	Medical Marijuana Dispensary Facility
TerraVida Holistic Centers, LLC	D-1053-17	Malvern	6/29/2025	Medical Marijuana Dispensary Facility
The Healing Center, LLC	D-5026-17	Cranberry	6/29/2025	Medical Marijuana Dispensary Facility
The Healing Center, LLC	D-5026-17	Monroeville	6/29/2025	Medical Marijuana Dispensary Facility
The Healing Center, LLC	D-5026-17	Washington	6/29/2025	Medical Marijuana Dispensary Facility

Licenses in the State of Virginia

Holding Entity	License/Permit	City	Renewal Date	Description
Columbia Care Eastern Virginia LLC	240000002	Portsmouth	4/30/2025	Medical Cultivation & Dispensary
Columbia Care Eastern Virginia LLC	247000012	Hampton	1/31/2026	Medical Dispensary
Columbia Care Eastern Virginia LLC	247000014	Norfolk	3/31/2025	Medical Dispensary
Columbia Care Eastern Virginia LLC	247000017	Suffolk	7/31/2025	Medical Dispensary
Columbia Care Eastern Virginia LLC	247000004	Virginia Beach	12/31/2025	Medical Dispensary
Columbia Care Eastern Virginia LLC	247000010	Williamsburg	11/30/2025	Medical Dispensary

Licenses in the State of West Virginia

Holding Entity	License/Permit	City	Renewal Date	Description
Verano WV, LLC	G410007	Beaver	9/30/2025	Medical Cannabis Grower Permit
Verano WV, LLC	P410002	Beaver	11/12/2025	Medical Cannabis Processor Permit
Verano WV, LLC	D310033	Morgantown	1/28/2026	Medical Cannabis Dispensary Permit
Verano WV, LLC	D310032	Westover	1/28/2026	Medical Cannabis Dispensary Permit
Verano WV, LLC	D350029	Wheeling	1/28/2026	Medical Cannabis Dispensary Permit
Verano WV, LLC	D170030	Clarksburg	1/28/2026	Medical Cannabis Dispensary Permit
Verano WV, LLC	D490034	Buckhannon	1/28/2026	Medical Cannabis Dispensary Permit
Verano WV, LLC	D100031	Oak Hill	1/28/2026	Medical Cannabis Dispensary Permit
Verano WV, LLC	D200035	Dunbar	1/28/2026	Medical Cannabis Dispensary Permit

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2025

VERANO HOLDINGS CORP.

By: /s/ George Archos

Name: George Archos

Title: Chairman & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George Archos George Archos	Chairman, Director & Chief Executive Officer (Principal Executive Officer)	February 27, 2025
/s/ Brett Summerer Brett Summerer	Chief Financial Officer (Principal Financial Officer)	February 27, 2025
/s/ Richard C. Tarapchak Richard C. Tarapchak	Executive Vice President, Finance & Corporate Controller (Principal Accounting Officer)	February 27, 2025
/s/ Charles F. Mueller Charles F. Mueller	Director	February 27, 2025
/s/ John Tipton John Tipton	Director	February 27, 2025
/s/ Cristina Nuñez Cristina Nuñez	Director	February 27, 2025
/s/ Lawrence Hirsh Lawrence Hirsh	Director	February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Verano Holdings Corp.

Opinions on the Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Verano Holdings Corp. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Intangible Assets, Long Lived Asset and Goodwill Impairment Valuation

Description of the Matter:

As discussed in Notes 2, 5, 6 and 8 to the financial statements, the Company had a number of business combinations in prior fiscal years, as well as during the current year, that led to the recording of goodwill, intangibles and long-lived assets. Goodwill is tested for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may be impaired, in accordance with the provisions of ASC No. 350, "Intangibles-Goodwill and Other" ("ASC No. 350"). Additionally, the Company evaluates its long-lived assets, which primarily include intangible assets associated with license rights and tradenames, as well as property, plant, and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable in accordance with ASC No. 360, "Long Lived Assets" (ASC No. 360). We identified the impairment assessment of the Company's goodwill and intangible assets and long-lived assets as a critical audit matter as of December 31, 2024. Auditing the Company's impairment tests was complex and highly judgmental because (i) there was significant judgment used by management to develop the fair value measurements/estimates as it pertains to their reporting units and asset groups, which led to a high degree of audit judgment, subjectivity and effort, in performing procedures and evaluating management's significant assumptions related to forecasted cash flows, discount rates, terminal growth rates, and earnings multiples; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

How We Addressed the Matter in our Audit:

The primary procedures we performed to address this critical audit matter included:

- We tested internal controls over the Company's annual impairment analysis, including assumptions used by management in conducting its impairment analysis.

- Substantively tested, with the assistance of our audit specialist in the application of fair value and valuation methodologies, the appropriateness of the judgments and assumptions used by management in conducting its impairment analysis, including:

  - Tested the appropriateness of the reporting units evaluated in performing management's impairment analysis.
  - Evaluated management's assessment of potential triggering events indicating potential impairment.
  - Tested the mathematical accuracy of the calculations performed along with assessing the completeness and accuracy of the information used in the calculations.
  - Evaluated the appropriateness of the valuation methodologies used, as well as the key assumptions and inputs used, including anticipated future cash flows, discount rates, market multiples, risk-free rate, capex spend and weighted-average cost of capital.
  - Performed sensitivity analyses to evaluate the changes in the fair value of the reporting units that would result from changes in certain assumptions.
  - Compared significant assumptions used by management to historical results of operations, industry and market data, and other evidence obtained in the performance of the integrated audit, as deemed necessary based on auditor judgement.
  - Tested impairment for asset groups in accordance with ASC 360, which entailed evaluation of the undiscounted cash flows as well as comparing carrying values of the asset groups to fair values, in instances where the carrying values exceed undiscounted cash flows.

/s/ Macias Gini & O'Connell LLP

We have served as the Company's auditor since 2022.

Irvine, California
February 27, 2025

VERANO HOLDINGS CORP.
Consolidated Balance Sheets
($ in Thousands)

		As of December 31,		
		2024		**2023**
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	87,796	$	174,760
Accounts Receivable, net		40,264		38,981
Held for Sale Assets		32,150		1,955
Inventory		184,456		155,768
Prepaid Expenses and Other Current Assets		12,843		22,732
Total Current Assets		357,509		394,196
Property, Plant and Equipment, net		537,964		501,304
Right of Use Assets, net		99,915		93,459
Intangible Assets, net		734,005		1,086,146
Goodwill		246,230		231,291
Deposits and Other Assets		13,333		12,349
TOTAL ASSETS	$	1,988,956	$	2,318,745
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	39,927	$	31,281
Accrued Liabilities		68,941		66,766
Income Tax Payable		58,762		248,471
Current Portion of Lease Liabilities		11,250		9,750
Current Portion of Debt		18,153		52,005
Acquisition Consideration Payable		935		3,915
Total Current Liabilities		197,968		412,188
Long-Term Liabilities:				
Debt, net of Current Portion		395,696		393,637
Lease Liabilities, net of Current Portion		97,884		87,397
Uncertain Tax Positions		270,579		2,973
Deferred Income Taxes		74,099		182,215
Other Long-Term Liabilities		1,911		255
Total Long-Term Liabilities		840,169		666,477
TOTAL LIABILITIES	$	1,038,137	$	1,078,665
SHAREHOLDERS' EQUITY		952,174		1,240,080
NON-CONTROLLING INTEREST		(1,355)		—
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,988,956	$	2,318,745

VERANO HOLDINGS CORP.
Consolidated Statements of Operations
($ in Thousands except per share amounts)

	For the Years Ended December 31,		
	2024	2023	2022
Revenues, net of Discounts	$ 878,585	$ 938,452	$ 879,412
Cost of Goods Sold, net	434,654	463,246	456,350
Gross Profit	443,931	475,206	423,062
Operating Expenses			
Selling, General, and Administrative Expenses	353,408	331,928	356,569
Loss on Impairment - Investment in Associates	—	6,571	—
Loss on Impairment of Intangibles – Goodwill	8,179	37,931	113,031
Loss on Impairment of Intangibles & Fixed Assets	319,520	13,686	116,151
Total Operating Expenses	681,107	390,116	585,751
Income (Loss) from Investments in Associates	—	(306)	1,558
Income (Loss) from Operations	(237,176)	84,784	(161,131)
Other Income (Expense), net:			
Loss on Disposal of Property, Plant and Equipment	(1,095)	(1,123)	(157)
Gain on Deconsolidation	—	—	9,560
Gain on Previously Held Equity Interest	—	—	14,103
Loss on Debt Extinguishment	(3,068)	(663)	(7,987)
Interest Expense, net	(54,759)	(59,793)	(49,431)
Other Income (Expense), net	(3,817)	4,593	31,640
Total Other Income (Expense), net	(62,739)	(56,986)	(2,272)
Income (Loss) Before Provision for Income Taxes and Non-Controlling Interest	(299,915)	27,798	(163,403)
Provision For Income Taxes	(41,944)	(145,146)	(105,470)
Net Loss Before Non-Controlling Interest	(341,859)	(117,348)	(268,873)
Net Income Attributable to Non-Controlling Interest	—	—	291
Net Loss Attributable to Verano Holdings Corp. & Subsidiaries	$ (341,859)	$ (117,348)	$ (269,164)
Net Loss per share – basic & diluted	$ (0.98)	$ (0.34)	$ (0.81)
Basic & Diluted – weighted average shares outstanding	349,584,820	342,774,236	331,409,315

VERANO HOLDINGS CORP.
Statements of Changes in Shareholders' Equity
($ in Thousands)

	Subordinate Voting Shares (as converted)	Share Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Earnings (Deficit)	Non-Controlling Interest	Total
Balance as of January 1, 2022	324,312,662	$ 1,535,765	$ —	$ (55,235)	$ 1,276	$ 1,481,806
Share-based compensation	3,320,195	43,343	—	—	—	43,343
Issuance of shares in conjunction with acquisitions	7,039,977	41,914	—	—	—	41,914
Noncontrolling interest adjustment for change in ownership	—	—	—	—	(1,567)	(1,567)
Foreign Currency Translation Adjustment	—	—	(8)	—	—	(8)
Contingent consideration & other adjustments to purchase accounting	5,310,540	44,935	—	—	—	44,935
Net Income (Loss)	—	—	—	(269,164)	291	(268,873)
Balance as of December 31, 2022	339,983,374	$ 1,665,957	$ (8)	$ (324,399)	$ —	$ 1,341,550
Balance as of January 1, 2023	339,983,374	$ 1,665,957	$ (8)	$ (324,399)	$ —	$ 1,341,550
Share-based compensation	1,636,937	13,273	—	—	—	13,273
Issuance of shares to relieve liability obligations, net	828,239	2,610	—	—	—	2,610
Foreign Currency Translation Adjustment	—	—	(5)	—	—	(5)
Contingent consideration & other adjustments to purchase accounting	1,625,546	—	—	—	—	—
Net Loss	—	—	—	(117,348)	—	(117,348)
Balance as of December 31, 2023	344,074,096	$ 1,681,840	$ (13)	$ (441,747)	$ —	$ 1,240,080
Balance as of January 1, 2024	344,074,096	$ 1,681,840	$ (13)	$ (441,747)	$ —	$ 1,240,080
Share-based compensation	3,312,471	16,752	—	—	—	16,752
Issuance of shares in conjunction with acquisitions	10,416,041	34,453	—	—	—	34,453
Foreign Currency Translation Adjustment	—	—	18	—	—	18
Contingent consideration & other adjustments to purchase accounting	944,682	2,730	—	—	—	2,730
Distributions paid to non-controlling interest holders	—	—	—	—	(1,355)	(1,355)
Net Loss	—	—	—	(341,859)	—	(341,859)
Balance as of December 31, 2024	358,747,290	$ 1,735,775	$ 5	$ (783,606)	$ (1,355)	$ 950,819

VERANO HOLDINGS CORP.
Consolidated Statements of Cash Flows
($ in Thousands)

	For the Years Ended December 31,		
	2024	2023	2022
CASH FLOW FROM OPERATING ACTIVITIES			
Net loss attributable to Verano Holdings Corp. and Subsidiaries	$ (341,859)	$ (117,348)	$ (269,164)
Net income attributable to non-controlling interest	—	—	291
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	139,664	141,133	141,387
Right of use assets amortization	11,199	10,493	8,938
Loss on disposal of property, plant and equipment	1,095	1,123	157
Gain on deconsolidation	—	—	(9,560)
Gain on previously held equity interest	—	—	(14,103)
Loss on debt extinguishment	3,068	663	4,551
Loss on impairment of intangibles - goodwill	8,179	37,931	113,031
Loss on impairment of intangibles & fixed assets	319,520	13,686	116,151
Loss on impairment of investment in associates	—	6,571	—
Decrease in fair value of contingent consideration	—	(3,466)	(14,669)
Stock based compensation	16,946	13,230	39,054
Other, net	15,671	5,888	17,240
Changes in assets and liabilities:			
Accounts receivable, net	(2,746)	(22,675)	821
Inventory	(15,890)	23,887	(24,233)
Accounts payable	(4,182)	(8,881)	(7,582)
Income tax payable	(189,989)	(4,431)	96,145
Uncertain tax positions	267,606	—	—
Deferred income taxes	(108,514)	(14,258)	(62,142)
Other assets, net	9,379	7,120	(36,019)
Other liabilities, net	(16,952)	19,044	(5,947)
NET CASH PROVIDED BY OPERATING ACTIVITIES	112,195	109,710	94,347
CASH FLOW FROM INVESTING ACTIVITIES			
Acquisition of business, net of cash acquired	(35,875)	—	(114,752)
Purchases of property, plant and equipment	(99,048)	(36,330)	(119,174)
Proceeds from disposal of assets	64	2,180	6,249
Proceeds from sale of deconsolidation and investment in associates	—	—	19,826
Other investing activities	1,608	—	—
NET CASH USED IN INVESTING ACTIVITIES	(133,251)	(34,150)	(207,851)
CASH FLOW FROM FINANCING ACTIVITIES			
Payment of deferred acquisition price payable	(32)	(13,250)	—
Proceeds from issuance of debt	—	79,088	497,386
Principal repayments of debt	(63,402)	(49,868)	(373,899)
Debt issuance costs paid	—	(1,616)	(20,806)
Payment of debt extinguishment	(1,000)	—	(3,436)
Other financing activities	(1,492)	—	—
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(65,926)	14,354	99,245
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (86,982)	$ 89,914	$ (14,259)
Effects of exchange rate fluctuations on cash and cash equivalents	$ 18	$ (5)	$ (8)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ 174,760	$ 84,851	$ 99,118
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 87,796	$ 174,760	$ 84,851

VERANO HOLDINGS CORP.
Consolidated Statements of Cash Flows (Continued)
($ in Thousands)

	For the Years Ended December 31,		
	2024	2023	2022
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid, net	$ 52,565	$ 59,200	$ 48,246
Cash paid for taxes	$ 81,535	$ 166,634	$ 70,666
Issuance of shares to relieve liability obligations, net	$ 2,730	$ 2,610	$ —
OTHER NON-CASH INVESTING AND FINANCING ACTIVITIES			
Accrued capital expenditures	$ 20,507	$ 4,916	$ 6,008
Issuance of debt for acquisition of business	25,776	—	—
Issuance of shares under business combinations	34,453	—	85,232
Acquisitions			
Tangible and intangible assets acquired, net of cash	$ 83,685	$ 227	$ 31,841
Liabilities assumed	(12,422)	1,522	(8,735)
Acquisition consideration payable	(58,506)	11,367	77,657
Goodwill	23,118	134	13,989
	$ 35,875	$ 13,250	$ 114,752

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

1. NATURE OF OPERATIONS

Unless otherwise stated or the context requires otherwise, references herein to the "Company," "Verano," "we," "us," and "our" mean Verano Holdings Corp. and its direct and indirect subsidiaries, and controlled and managed entities.

The Company is a vertically integrated cannabis operator that focuses on limited-licensed markets in the United States ("U.S."). As a vertically integrated operator, the Company owns, operates, manages, controls, and/or has licensing, consulting or other commercial agreements with cultivation, processing, and retail licensees across 13 state markets (Arizona, Connecticut, Florida, Illinois, Maryland, Massachusetts, Michigan, Nevada, New Jersey, Ohio, Pennsylvania, Virginia and West Virginia). See "*Note 19 – Subsequent Events*" for further discussion.

The Company also conducts pre-licensing activities in other markets. In these markets, the Company has either applied for licenses, or plans on applying for licenses, but does not currently operate or manage any cultivation, processing, or retail licenses.

The Company's Class A subordinate voting shares, no par value (the "Subordinate Voting Shares") are listed on Cboe Canada ("Cboe") under the ticker symbol "VRNO" and are quoted in the United States on the OTCQX marketplace operated by the OTC Market Group, under the ticker symbol "VRNOF".

The Company's corporate headquarters is located at 224 W Hill Street, Suite 400, Chicago, Illinois 60610.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES

(a) **Basis of Presentation**

The consolidated financial statements for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") and in accordance with the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). Certain prior year financial statement line items have been combined for presentation purposes.

(b) **Basis of Measurement**

The consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

(c) **Functional and Presentation Currency**

The Company's functional currency, as determined by management, is the U.S. dollar. Unless otherwise indicated, all references to "$" or "US$" refer to U.S. dollars, and all references to "C$" refer to Canadian dollars.

(d) **Basis of Consolidation**

The consolidated financial statements include the accounts of the Company and its subsidiaries, as well as the accounts of any entities over which the Company has a controlling financial interest in accordance with Accounting Standards Codification ("ASC") 810, *Consolidation* ("ASC 810"). All transactions and balances between these entities have been eliminated upon consolidation.

The Company's ownership percentages for owned subsidiaries and entities over which the Company has control, in some cases may not match state regulatory records because for purposes of presentation the approval of certain pending, planned, or anticipated state regulatory transfers. The Company will update its regulatory filings in those states where it is permitted to do so as soon as practical and will continue to operate, where and as applicable, in accordance with current practice and in compliance with applicable laws and regulations.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Variable Interest Entities & Non-Controlling Interests

A variable interest entity ("VIE") is an entity that either (i) has insufficient equity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the VIE economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

If the Company determines that it has operating power over an entity and the obligation to absorb losses or receive benefits from such entity, the Company consolidates such entity as a VIE in its capacity as the primary beneficiary, and if the Company determines it does not, then the Company does not consolidate the entity. The Company's involvement constitutes power that is most significant to the entity when it has unconstrained decision-making ability over key operational functions within the entity.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company's general assets. Conversely, liabilities recognized as a result of consolidating VIEs do not represent additional claims on the Company's general assets; rather, they represent claims against the specific assets of the applicable consolidated VIEs.

Non-controlling interests ("NCI") represent equity interests owned by third parties not affiliated with the Company. NCI may be initially measured at fair value or at the NCI's proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement is made by the Company on a transaction-by-transaction basis. The share of net assets attributable to NCI are presented as a component of equity. NCI's share of net income or loss and comprehensive income or loss is recognized by the Company directly in equity.

Total comprehensive income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. The Company has banking or similar relationships in all jurisdictions in which it operates. In addition, the Company has cash balances in excess of Federal Deposit Insurance Corporation and Canadian Deposit Insurance Corporation limits. The Company has historically not experienced losses related to these deposits.

(g) Accounts Receivable and Expected Credit Loss

Accounts receivable are recorded at the invoiced amount and do not bear interest. Expected credit loss reflects the Company's estimate of amounts in its accounts receivable at such time that may not be collected due to customer claims or customer inability or unwillingness to pay. Collectability of accounts receivables is reviewed by the Company on an ongoing basis. The expected credit loss is determined based on a combination of factors, including the Company's risk assessment regarding the credit worthiness of customers, historical collection experience and length of time the accounts receivables are past due. Account balances are charged off against the allowance when the Company believes it is probable the account receivable will not be recovered. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. As of December 31, 2024 and 2023, the allowance for credit losses were $3,637 and $1,397, respectively.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

---

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

    (h) Inventory

Inventory of purchased finished goods and packing materials are initially valued by the Company at cost and subsequently at the lower of cost and net realizable value. Cultivated inventory include direct and indirect costs of production, including costs of materials, labor, stock-based compensation, and depreciation related to cultivation. Such costs are capitalized as incurred, and subsequently included within cost of goods sold within the Company's Consolidated Statements of Operations, at the time the products are sold. Net realizable value is determined by the Company as the estimated selling price in the ordinary course of business, less reasonable costs associated with the sale. Cost is determined using the weighted average cost basis. Products for resale and supplies and consumables are valued by the Company at lower of cost and net realizable value. Lastly, in calculating final inventory values, the Company is required to compare the inventory cost to estimated net realizable value.

The net realizable value of inventory represents the estimated selling price for inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment by the Company, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price of the inventory, and any contractual arrangements with customers. Reserves established by the Company for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made by the Company at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on the sale of inventory could differ from its estimated value. The Company performs periodic reviews on the inventory balance. The impact of changes in inventory reserves made by the Company is reflected in cost of goods sold.

    (i) Investment in Associates

Associates are all entities over which the Company has significant influence, but not control, generally with the Company holding between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognized by the Company at cost. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the applicable associates. Accounting policies of associates are adjusted where necessary to ensure consistency with the policies adopted by the Company. If the financial statements of an associate are prepared on a date different from that used by the Company, adjustments are made for the effects of significant transactions or events that occur between the associate's date and the date of the Company's Consolidated Financial Statements.

Gains and losses arising in investments in associates are recognized in the Company's Consolidated Statements of Operations.

The Company assesses annually whether there is any objective evidence that its interest in associates is impaired. If impaired, the carrying value of the Company's interest of the underlying assets of the applicable associate is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal or value in use) and reflected as a charge in the Company's Consolidated Statements of Operations.

During the year ended December 31, 2023, the Company received notification that the DGV Group, LLC ("DGV"), an entity in which the Company held an equity interest, was permanently ceasing operations. The Company recorded an impairment loss for the full value of the equity method investment of $6,571 as DGV was previously held as an Investment in Associates on the Company's Consolidated Balance Sheets.

There were no impairment charges recorded for the years ended December 31, 2024 or December 31, 2022.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

---

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(j) Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment losses, if any. Expenditures made by the Company that materially increase the life of the assets are capitalized. Ordinary repairs and maintenance are expensed as incurred. The Company's estimated depreciable lives of operating assets and facilities are as follows:

Land	Not Applicable
Building	30 years
Construction in Progress	Not Applicable
Leasehold Improvements	Shorter of: remaining lease term or 10 years
Tools & Equipment	7 years
Kitchen & Lab Equipment	7 years
Other Machinery & Equipment	7 years
Furniture & Fixtures	7 years
Electronic & Security Equipment	5 years
Vehicles	7 years
Land Improvements	15 years

The assets' residual values, useful lives and methods of depreciation are reviewed by the Company at each financial year-end and adjusted prospectively, if deemed appropriate. An item of equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the Consolidated Statements of Operations in the year the asset is derecognized.

Depreciation of property, plant and equipment is dependent upon estimates of useful lives which are determined by the Company through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of such assets.

Property, plant and equipment classified as construction in progress are transferred when placed in service, at which time depreciation of the asset begins. Assets under construction are related to facilities not yet completed or otherwise not placed in service which, the majority, are pending future legislative changes.

During the year ended December 31, 2024, the Company recorded a fixed asset impairment charge of $10,526 associated with an Arizona cultivation facility.

During the year ended December 31, 2023, the Company recorded a fixed asset impairment charge of $8,573 associated with its Massachusetts cultivation facility. No such impairment charges were recorded during the year ended December 31, 2022.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(k) Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired by the Company in a business combination are measured at fair value at the acquisition date. Amortization periods of assets with finite lives are based on the Company's estimates as of the dates of acquisitions. Intangible assets with finite lives are amortized over their estimated useful lives. The estimated useful lives, residual values and amortization methods are reviewed at each year end, and any changes in estimates are accounted for prospectively. Amortization periods by class of intangible assets with finite lives were as follows as of December 31, 2024:

Licenses	9-15 years
Tradenames	5-10 years
Technology	5-10 years

During the fourth quarter of the years ended December 31, 2024, 2023 and 2022, the Company performed quantitative analyses over its intangible assets.

As of December 31, 2024, the Company determined that (i) certain Pennsylvania retail licenses were impaired (ii) Arizona cultivation (wholesale) and Maryland retail tradenames were impaired and (iii) Arizona cultivation (wholesale) technology was impaired. The Company recorded intangible asset impairment charges of $293,688 related to the Pennsylvania retail licenses, $5,687 related to the Arizona cultivation (wholesale) tradenames, $34 related to the Maryland retail tradenames and $425 related to the Arizona cultivation (wholesale) technology, on the remaining net book value during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company determined that a license associated with its Massachusetts cultivation (wholesale) reporting unit was fully impaired and recorded an impairment charge of $5,113 associated with the intangible asset as of and for the year ended December 31, 2023.

During the year ended December 31, 2022, the Company determined that a license associated with its Arizona cultivation (wholesale) reporting unit, was fully impaired during the year and recorded an impairment charge of $116,151 associated with the intangible asset as of and for the year ended December 31, 2022.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(l) Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative fair value of each reporting unit.

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. During the year ended December 31, 2022, the Company voluntarily changed the assessment date of its the annual goodwill and indefinite-lived intangible asset impairment testing, in accordance with Financial Accounting Standards Board ("FASB") ASC 350, *Intangibles–Goodwill and Other*, from the end of the year (12/31), as applicable, to the beginning of the fourth quarter of the fiscal year (10/1), for all reporting units.

The Company applies the guidance in *Accounting Standards Update* ("*ASU*") *2011-08, Intangibles-Goodwill and Other-Testing Goodwill for Impairment.* In performing the Company's annual goodwill impairment analysis, the Company is required to make assumptions and judgments including, but not limited to, the following: the evaluation of macroeconomic conditions as related to the Company's business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate.

The analysis performed included estimating the fair value of each reporting unit using either an income or market approach. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows, discount rates, the allocation of shared or corporate costs and the eventual repeal of Section 280E of the Code. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of fair value in the quantitative assessment requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include but are not limited to: the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.

During the year ended December 31, 2024, the Company recognized impairment charges of $8,179 associated with its Arizona cultivation (wholesale) reporting unit. As of December 31, 2024, and after recognizing the aforementioned impairment charges, the Arizona cultivation reporting unit was fully impaired.

During the year ended December 31, 2023, the Company recorded goodwill impairment charges of (i) $33,622 associated with its Arizona cultivation (wholesale) reporting unit, (ii) $4,245 associated with its Nevada retail reporting unit, and (iii) $64 associated with its Massachusetts cultivation (wholesale) reporting unit, as the carrying values of the reporting units exceeded the estimated fair value by such amounts. Impairment charges stemmed from the competitive environment in the Arizona, Nevada, and Massachusetts cannabis markets. Furthermore, the Company evaluated whether the fourth quarter impairment could have pertained to an earlier interim period and concluded that the impairment was appropriately recognized in the fourth quarter ended December 31, 2023.

During the fourth quarter and year ended December 31, 2022, the Company recognized an impairment charge of (i) $46,537 associated with its Arizona retail reporting unit, (ii) $2,252 associated with its Arizona cultivation (wholesale) reporting unit, (iii) $61,127 associated with its Pennsylvania retail reporting unit, and (iv) $3,115 associated with its Pennsylvania cultivation (wholesale) reporting unit, as the carrying values of the reporting units exceeded the estimated fair value by such amounts.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Leased Assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

- the contract involves the use of an identified asset,
- the Company has the right to obtain substantially all of the economic benefits from use of the asset through the period of use; and
- the Company has the right to direct the use of the asset.

Such standard is applied to contracts entered into, or changed, on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Company allocates consideration in the contract to the lease component on the basis of their relative stand-alone prices.

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date.

The ROU asset is initially measured at cost, which is comprised of (i) the initial amount of the lease liability, as adjusted for any lease payments made at or before the commencement date, plus (ii) the amount of any initial direct costs incurred, plus (iii) an estimate of the cost to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less (iv) any lease incentives received by the Company.

The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the estimated useful life of the ROU asset or the end of the lease term. For operating leases, the ROU asset depreciation fluctuates in relation to the interest expense on the lease liability, in combination, resulting in a straight-line rent expense attribution. The estimated useful lives of the ROU assets are determined on the same basis as the life of the lease. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;
- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
- amounts expected to be payable under a residual value guarantee; and
- the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured by the Company, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded as a profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) **Advertising**

Advertising costs are charged to expense when incurred. Advertising expenses totaled $12,961, $9,672, and $15,997 for the years ended December 31, 2024, 2023 and 2022, respectively.

(o) **Income Taxes**

Deferred taxes are determined by the Company using an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of the Company, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred tax assets and liabilities are measured using the enacted tax rates. The impact of a change in tax law or tax rates on deferred tax assets and liabilities is recognized by the Company in income in the period that enactment of the change occurs.

Provisions for taxes are made using the Company's estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of each financial reporting period. However, it is possible that an additional liability could result from future audits by taxing authorities. Where the final amounts of these taxes are different from the amount that were initially recorded, such differences will affect the tax provisions in the financial reporting period in which such final determination is made.

As discussed further in *Note 11 - Income Taxes*, the IRS has taken the position that cannabis companies are subject to the limits of Internal Revenue Code of 1986, as amended (the "Code"), Section 280E for U.S. federal income tax purposes, under which, they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that its deduction of ordinary and necessary business expenses is not limited by Section 280E of the Code.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(p) Revenue Recognition

Revenue is recognized by the Company in accordance with ASU 2014-09, Revenue from Contracts with Customers (ASC Topic 606) ("ASU 2014-09").

In order to recognize revenue under ASU 2014-09, the Company applies the following five steps:

- identify a customer along with a corresponding contract;
- identify the performance obligation(s) in the contract to transfer goods or provide distinct services to a customer;
- determine the transaction price the Company expects to be entitled to in exchange for transferring promised goods or services to a customer;
- allocate the transaction price to the performance obligation(s) in the contract; and
- recognize revenue when or as the Company satisfies the performance obligation(s).

Revenues from the wholesale and retail sales are generally recognized by the Company at a point in time when control over the goods has been transferred to the customer and reflects the amount the Company expects to receive for such goods, net of discounts. Discounts issued with respect to retail sales are not variable consideration and represent a margin-driven decision. The variability is settled prior to determination of transaction price. Given a retail sale is a single performance obligation at a point in time, transaction price is a standalone selling price, and transaction price is fixed given it is ascertained by list price less discount.

Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company's credit policy. Wholesale customers may have payment terms within a specified time-period permitted under the Company's credit policy, typically within 30 days of transfer of the goods to the customer. The Company generally requires full payment from a customer for any previous purchase prior to entering into another purchase contract with such customer.

Revenue is recognized upon the satisfaction of the performance obligation. The Company satisfies its performance obligation and transfers control upon delivery and acceptance by the customer.

The Company has customer loyalty programs in which retail customers accumulate points for future product discounts that are based on each dollar paid for the Company's products. These points are recorded by the Company as a contract liability until customers redeem their points for discounts on finished goods as part of an in-store sales transactions. In addition, the Company records a performance obligation as a reduction of revenue based on the Company's estimated probability of point redemption, which is calculated based on a standalone selling price.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(q) **Fair Value of Financial Instruments**

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in its Consolidated Financial Statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement.

> *Level 1* – Unadjusted quoted prices in active markets for identical assets or liabilities;

> *Level 2* – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

> *Level 3* – Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, derivative financial instruments, are determined using valuation techniques. The Company uses its judgment to select the methods used to make certain assumptions and in performing the fair value calculations to determine (i) the values attributed to each component of a transaction at the time of their issuance; (ii) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (iii) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market. For further details, see *Note 17 – Fair Value Measurements*.

(r) **Commitments and Contingencies**

The Company is subject to lawsuits, investigations and other claims related to employment, commercial, transactional, and other matters that arise out of its operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized as a liability on the Company's Consolidated Balance Sheets.

Contingent liabilities are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

Contingent purchase price consideration is measured as of the acquisition and is estimated using probability weighting of potential payouts. Subsequent changes in the estimated contingent considerations from the final purchase price allocation are recognized in the Company's Consolidated Statements of Operations.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(s) Impairment of Other Long-Lived Assets

The Company evaluates the recoverability of other long-lived assets, including property, plant and equipment, and certain identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. The Company performs impairment tests of indefinite-lived intangible assets on an annual basis or more frequently in certain circumstances. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy for the overall business, a significant decrease in the market value of the assets or significant negative industry or economic trends.

When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the indicators, the assets are assessed for impairment based on the estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the carrying value of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying value over its fair value. The fair value of the long-lived assets included in an impaired asset group may be determined using an income, market, or cost approach, or a combination thereof. The income approach utilizes assumptions including management's best estimates of the expected future cash flows and the estimated useful life of the asset group. The cost approach utilizes assumptions for the current replacement costs of similar assets adjusted for estimated depreciation and deterioration of the existing equipment and economic obsolescence. The market approach requires the use of judgment in evaluating market comparable assets. Fair value determinations require considerable judgment and are sensitive to changes in underlying assumptions and factors. The fair value measurements for the asset group fair values represent Level 3 measurements.

During the year ended December 31, 2024, the Company recorded a fixed asset impairment charge of $10,526 associated with an Arizona cultivation facility as the carrying value exceeded the fair value by such amount.

As of December 31, 2024, the Company determined that (i) certain Pennsylvania retail licenses were impaired, (ii) Arizona cultivation (wholesale) and Maryland retail tradenames were impaired, and (iii) Arizona cultivation (wholesale) technology was impaired. The Company recorded intangible asset impairment charges of $293,688 related to the Pennsylvania retail licenses, $5,687 related to the Arizona cultivation (wholesale) tradenames, $34 related to the Maryland retail tradenames and $425 related to the Arizona cultivation (wholesale) technology, on the remaining net book value during the year ended December 31, 2024.

During the year ended December 31, 2023 and 2022, the Company recorded full impairment charges associated with (i) its Massachusetts cultivation (wholesale) license of $5,113 and (ii) its Arizona cultivation (wholesale) license of $116,151, respectively. Additionally, during the year ended December 31, 2023, the Company recorded a fixed asset impairment charge of $8,573 associated with its Massachusetts cultivation facility. Impairment charges stemmed from the competitive environment in the Massachusetts and Arizona cannabis markets. There were no impairment charges related to property, plant and equipment for the year ended December 31, 2022.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t)   Earnings (Loss) per Share

Basic earnings (loss) per share is calculated using the treasury stock method, by dividing the net earnings (losses) attributable to shareholders by the weighted average number of shares (including the Company's Class B Proportionate Voting Shares (the "Proportionate Voting Shares") on an as converted to Subordinate Voting Shares basis of 100 Subordinate Voting Shares to one Proportionate Voting Share) outstanding during each of the periods presented. Contingently issuable shares (including shares held in escrow) are not considered outstanding shares and consequently are not included in the earnings (loss) per share calculations. Diluted income per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

To determine diluted income per share, the Company assumes that any proceeds from the exercise of dilutive share options would be used to repurchase shares at the average market price during the period. The diluted income per share calculation excludes any potential conversion of share options and convertible debt, if any, that would increase earnings per share or decrease loss per share. No potentially dilutive share equivalents were included in the computation of diluted losses per share for the years ended December 31, 2024, 2023 and 2022 because their impact would have been anti-dilutive.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(u) Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of the transaction. Transaction related costs are expensed as incurred. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of the transaction. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations immediately as a gain.

Contingent consideration is measured at its transaction-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC Topic 450, *Contingencies,* as appropriate, with the corresponding gain or loss being recognized in the Consolidated Statements of Operations.

The Company recognizes the identifiable assets acquired and the liabilities assumed at their acquisition date fair values in accordance with ASC Topic 820, *Fair Value*. Management exercises judgement in estimating the fair values of specific assets and liabilities such as inventory, fixed assets and intangible assets. In general, acquired current assets and liabilities are valued at cost basis as carrying value approximates fair value.

Inventory is recognized at net realizable value. Historical inventory costs are used to calculate the estimated fair value of inventory, also known as the inventory step-up. Management analyzes the acquirees' historical performance and considers other factors that may impact the inventory step up such as operational, regulatory, legal or economic factors that may influence post-acquisition performance.

Where applicable, the Company engages independent valuation experts to perform fair value assessments on tangible assets, inclusive of property, plant and equipment. The valuation expert appraises the fair value of acquired fixed assets.

The Company identifies intangible assets and, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company with the ability to operate in each market. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Company's historical operations along with management projections.

Certain fair values may be estimated at the transaction date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted in subsequent periods. However, the measurement period will last for one year from the transaction date.

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the entity, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the entities. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(v) Segment Reporting

The Company determines its segment reporting in accordance with ASC 280, *Segment Reporting*. As outlined in ASC 280, Segment Reporting, an operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company's CODM is the Chief Executive Officer. The CODM utilizes each segment's Adjusted EBITDA as the key indicator in assessing the segment's performance and allocating resources. The Company has two reportable segments: (i) cultivation (wholesale), which is the cultivation, production and sale of cannabis to retail stores, and (ii) retail, which is the retailing of cannabis to patients and consumers.

The Company analyzed its reporting units by first reviewing the operating segments based on the geographic areas in which the Company conducts business (or each market). The markets were then further divided into reporting units based on the market operations (retail and cultivation (wholesale)) which were primarily determined based on the licenses each market holds.

All revenues were generated in the United States for the years ended December 31, 2024, 2023 and 2022.

(w) Stock-Based Payments

The Company operates a stock-based remuneration plan for its eligible directors, officers, and employees. All goods and services received in exchange for the grant of any stock-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot estimate reliably the fair value of the goods and services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. For transactions with employees, the Company measures the fair value of the services by reference to the fair value of the equity instruments granted.

Equity settled stock-based payments under stock-based payments plans are ultimately recognized as an expense in the Consolidated Statements of Operations with a corresponding credit to equity.

The Company recognizes compensation expense for restricted stock units ("RSUs") and options on a straight-line basis over the requisite service period of the award and forfeitures are recorded as incurred. Non-market vesting conditions are included in the assumptions about the number of options or RSUs that are expected to achieve such vesting conditions. Estimates are subsequently revised if there is any indication that the number of options or RSUs expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if options ultimately exercised are different to that estimated on vesting. The fair value of stock options is estimated using the Black-Scholes valuation model, which requires assumptions for expected volatility, expected dividends, the risk-free interest rate and the expected term.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(x) Defined Contribution Retirement Plan

The Company sponsors a defined contribution retirement plan (the "**401(k) plan**") covering a majority of it's employees. Participation is via automatic enrollment and employees may elect to opt out of the 401(k) plan. The Company's contributions to the 401(k) plan are based on an employee's years of service, as well as the percentage of employee contributions. The Company's contribution expense related to the 401(k) plan was $4,205 for the year ended December 31, 2024, $3,432 for the year ended December 31, 2023, and $2,220 for the year ended December 31, 2022.

(y) Assets Held for Sale

The Company classifies long-lived assets to be sold as held for sale in the period in which all of the following criteria are met: (i) management, having the authority to approve the action, commits to a plan to sell the asset; (ii) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale represent land, buildings and other fixed assets less accumulated depreciation related to facilities in which the Company has no continuing involvement. We record assets held for sale in accordance with ASC 360, *Property, Plant, and Equipment*, at the lower of carrying value or fair value less cost to sell. Fair value is based on the estimated proceeds from the sale of the facility utilizing recent purchase offers. As of December 31, 2024 the Company had $32,150 of assets held for sale relating to a retail facility in Arkansas, cultivation facilities in Florida and Pennsylvania and a property in Virginia. As of December 31, 2023, the Company had $1,955 of assets held for sale relating to a facility in Nevada and a property in Virginia.

During the year ended December 31, 2024, the Company recorded an impairment on a held-for-sale asset related to a cultivation facility in Pennsylvania of $9,160 as the carrying value exceeded the fair value less cost to sell by such amount.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(z) Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods. Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i) Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Intangible assets that have indefinite lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they may impaired.

(ii) Inventory

The net realizable value of inventory represents the estimated selling price for inventory in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory, and any contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

(iii) Determination of Reporting Units

The Company's assets are aggregated into two reportable segments: cultivation (wholesale) and retail. The Company analyzed its reporting units by first reviewing the operating segments based on the geographic areas in which the Company conducts business (or each market). The markets were then further divided into reporting units based on the market operations (retail and cultivation (wholesale)) which were primarily determined based on the licenses each market holds.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(iv) Goodwill Impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill has been impaired. In performing our annual goodwill impairment test, we may start with an optional qualitative assessment as allowed for under the accounting guidance. As part of the qualitative assessment, we evaluate all events and circumstances, including both positive and negative events, in their totality, to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we bypass the qualitative assessment, or if the qualitative assessment indicates that a quantitative analysis should be performed, we perform a quantitative test for impairment. To determine if the value of goodwill has been impaired, the reporting unit to which goodwill has been assigned or allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts and market data. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

During the year ended December 31, 2024, the Company recognized impairment charges of $8,179 associated with its Arizona cultivation (wholesale) reporting unit. As of December 31, 2024, and after recognizing the aforementioned impairment charges, the Arizona cultivation reporting unit was fully impaired.

During the year ended December 31, 2023, the Company recorded goodwill impairment charges of (i) $33,622 associated with its Arizona cultivation (wholesale) reporting unit, (ii) $4,245 associated with its Nevada retail reporting unit, and (iii) $64 associated with its Massachusetts cultivation (wholesale) reporting unit, as the carrying values of the reporting units exceeded the estimated fair value by such amounts.

During the year ended December 31, 2022, the Company recognized an impairment charge of (i) $46,537 associated with its Arizona retail reporting unit, (ii) $2,252 associated with its Arizona cultivation (wholesale) reporting unit, (iii) $61,127 associated with its Pennsylvania retail reporting unit, and (iv) $3,115 associated with its Pennsylvania cultivation (wholesale) reporting unit, as the carrying values of the reporting units exceeded the estimated fair value by such amounts.

The analysis performed included estimating the fair value of each reporting unit using either an income or market approach. The income approach requires management to estimate a number of factors for each reporting unit, including, but not limited to, projected future operating results, economic projections, anticipated future cash flows, discount rates and the allocation of shared or corporate costs. The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of fair value in the quantitative assessment requires the Company to make significant estimates and assumptions. These estimates and assumptions primarily include but are not limited to: the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.

As a result of the Company's goodwill impairment analysis for the years ended December 31, 2024, 2023 and 2022, the Company determined one, three and four of the reporting units, respectively, were impaired. See *Note 6 - Goodwill* for further details.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(v) Property, Plant and Equipment Impairment

The Company evaluates the carrying value of long-lived assets at the end of each reporting period whenever there is any indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company's business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

During the year ended December 31, 2024, the Company recorded a fixed asset impairment charge of $10,526 associated with an Arizona cultivation facility as the carrying value exceeded the fair value by such amount.

During the year ended December 31, 2023, the Company recorded a fixed asset impairment charge of $8,573 associated with its Massachusetts cultivation facility. No such impairment charges were recorded during the year ended December 31, 2022.

(vi) Discount Rate for Leases

ASC 842 requires lessees to discount lease payments using the rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the Company generally uses the incremental borrowing rate when initially recording leases. Generally, the Company uses its incremental borrowing rate as the discount rate.

(vii) Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its transaction-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC Topic 450, *Contingencies*, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Certain fair values may be estimated at the transaction date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the transaction date.

(viii) Consolidation

Judgment is applied in assessing whether the Company exercises control and has significant influence over entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the entity, has exposure or rights to variable returns, and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operating decisions of the entities. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control was obtained. See *Note 16 – Consolidation* for further details.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(ix) Expected Credit Loss

Management determines the expected credit loss by evaluating individual receivable balances and considering accounts and other receivable financial conditions and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the Consolidated Balance Sheet date.

(x) Fair Value of Financial Instruments

The individual fair values attributed to the different components of a financing transaction, derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. Such valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

(xi) Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(aa) Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-07 - ASC 280 Segment Reporting - Improvements to Reportable Segment Disclosures ("ASU 280"), which extends the existing requirements for annual disclosures to quarterly periods, and requires that both annual and quarterly disclosures present segment expenses using line items consistent with information regularly provided to the chief operating decision maker. ASU 280 is effective for annual periods beginning after December 15, 2023 and quarterly periods beginning after December 15, 2024. The new disclosure guidance does not have a material impact to the Company's consolidated financial statements.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve disclosures about public business entities' expenses and to provide more detailed information around the types of expenses included in commonly presented expense captions. Additionally, in January 2025 the Financial Accounting Standards Board issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods for fiscal years beginning after December 15, 2027, and can be applied on a prospective basis or on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of these pronouncements on its consolidated financial statements and related disclosures.

The Company has evaluated all other recently issued, but not yet effective, accounting pronouncements and do not believe that these accounting pronouncements will have any material impact on the consolidated financial statements or disclosures.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

3. INVENTORY

The Company's inventory consists of the following as of December 31, 2024 and December 31, 2023:

	As of December 31,	
	2024	**2023**
Raw Materials	$ 3,991	$ 5,336
Work in Process	135,185	114,620
Packaging and Miscellaneous	10,115	7,899
Finished Goods	35,165	27,913
Total Inventory	$ 184,456	$ 155,768

During the year ended December 31, 2023, the Company classified Packaging and Miscellaneous as a component of Prepaid Expenses and Other Current Assets on the Consolidated Balance Sheets as of December 31, 2023. Packaging and Miscellaneous has been reclassified to Inventory in the Consolidated Balance Sheets as of December 31, 2023, to better reflect the character of the underlying assets.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and related accumulated depreciation consists of the following at December 31, 2024 and December 31, 2023:

	As of December 31,	
	2024	2023
Land	$ 29,032	$ 30,934
Buildings and Improvements	173,432	194,274
Furniture and Fixtures	21,326	19,884
Computer Equipment and Software	28,525	25,861
Leasehold Improvements	268,836	230,877
Tools and Equipment	98,133	90,386
Vehicles	4,341	4,373
Assets Under Construction [(1)]	96,981	39,844
Total Property, Plant and Equipment, Gross	720,606	636,433
Less: Accumulated Depreciation	(182,642)	(135,129)
Property, Plant and Equipment, Net	$ 537,964	$ 501,304

[(1)]Assets under construction represent construction in progress related to facilities not yet completed or otherwise not placed in service.

A reconciliation of the beginning and ending balances of property, plant and equipment is as follows:

	Property, Plant and Equipment, Gross	Accumulated Depreciation	Property, Plant and Equipment, Net
Balance as of January 1, 2023	$ 614,447	$ (88,542)	$ 525,905
Additions	35,815	—	35,815
Disposals and other	(4,260)	2,093	(2,167)
Impairment	(9,569)	996	(8,573)
Depreciation	—	(49,676)	(49,676)
Balance as of December 31, 2023	$ 636,433	$ (135,129)	$ 501,304
Additions	118,364	—	118,364
Property, plant and equipment from business combination	26,308	—	26,308
Disposals and other	(47,746)	4,571	(43,175)
Impairment	(12,753)	2,227	(10,526)
Depreciation	—	(54,311)	(54,311)
Balance as of December 31, 2024	$ 720,606	$ (182,642)	$ 537,964

For the years ended December 31, 2024 and December 31, 2023, depreciation expense included in costs of goods sold totaled $36,869 and $33,866, respectively. For the years ended December 31, 2024 and December 31, 2023, depreciation expense included in selling, general, and administrative expense totaled $17,442 and $15,810, respectively. During the year ended December 31, 2024, the Company recorded a fixed asset impairment charge of $10,526 associated with an Arizona cultivation facility. During the year ended December 31, 2023, the Company recorded a fixed asset impairment charge of $8,573 associated with its Massachusetts cultivation facility.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

5. INTANGIBLE ASSETS

Intangible assets are recorded at cost less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value as of the acquisition date. Amortization of definite life intangible assets is provided on a straight-line basis over their estimated useful lives. The estimated useful lives, residual values, and amortization methods for intangible assets are reviewed by the Company at each year end, and any changes in estimates are accounted for prospectively.

As of December 31, 2024 and December 31, 2023, intangible assets consisted of the following:

	Licenses	Tradenames	Technology	Total
Cost				
Balance as of January 1, 2024	$ 1,269,326	$ 54,166	$ 6,431	$ 1,329,923
Additions from business combination	29,900	—	—	29,900
Adjustments to purchase price allocation	3,100	—	—	3,100
Impairment	(379,968)	(9,058)	(885)	(389,911)
Balance as of December 31, 2024	$ 922,358	$ 45,108	$ 5,546	$ 973,012
Accumulated Amortization				
Balance as of January 1, 2024	225,751	15,001	3,025	243,777
Amortization	79,107	5,194	1,006	85,307
Impairment	(86,280)	(3,337)	(460)	(90,077)
Balance as of December 31, 2024	$ 218,578	$ 16,858	$ 3,571	$ 239,007
Net Book Value				
Balance as of January 1, 2024	1,043,575	39,165	3,406	1,086,146
Balance as of December 31, 2024	$ 703,780	$ 28,250	$ 1,975	$ 734,005

	Licenses	Tradenames	Technology	Total
Cost				
Balance as of January 1, 2023	$ 1,274,981	$ 54,166	$ 6,431	$ 1,335,578
Impairment	(7,605)	—	—	(7,605)
Other Additions[1]	1,950	—	—	1,950
Balance as of December 31, 2023	$ 1,269,326	$ 54,166	$ 6,431	$ 1,329,923
Accumulated Amortization				
Balance as of January 1, 2023	143,246	9,579	1,987	154,812
Amortization	84,997	5,422	1,038	91,457
Impairment	$ (2,492)	$ —	$ —	$ (2,492)
Balance as of December 31, 2023	$ 225,751	$ 15,001	$ 3,025	$ 243,777
Net Book Value				
Balance as of January 1, 2023	1,131,735	44,587	4,444	1,180,766
Balance as of December 31, 2023	$ 1,043,575	$ 39,165	$ 3,406	$ 1,086,146

[1] The Company obtained a license following regulatory approval where payment consideration occurred in prior periods.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

5. INTANGIBLE ASSETS *(Continued)*

The Company recorded amortization expense for the years ended December 31, 2024, 2023 and 2022 of $85,307, $91,457, and $97,344, respectively.

Amortization periods of assets with finite lives are based on management's estimates at the date of acquisition. On an annual basis, the Company reviews the estimated useful lives, residual values and amortization methods used for each identifiable intangible asset acquired.

During the 2024 annual review, management determined that (i) certain Pennsylvania retail licenses were impaired (ii) Arizona cultivation (wholesale) and Maryland retail tradenames were impaired and (iii) Arizona cultivation (wholesale) technology was impaired. The Company recorded intangible asset impairment charges of $293,688 related to the Pennsylvania retail licenses, $5,687 related to the Arizona cultivation (wholesale) tradenames, $34 related to the Maryland retail tradenames and $425 related to the Arizona cultivation (wholesale) technology, on the remaining net book value during the year ended December 31, 2024.

During the 2023 and 2022 annual reviews, management determined that the Massachusetts cultivation (wholesale) license was impaired and determined that the Arizona cultivation (wholesale) license was impaired, with respect to such years. The Company recorded intangible asset impairment charges of $5,113 and $116,151 on the remaining net book value during the years ended December 31, 2023 and December 31, 2022, respectively.

The following table outlines the estimated annual amortization expense related to intangible assets as of December 31, 2024:

Year Ending December 31:		Estimated Amortization
2025	$	66,979
2026		66,332
2027		66,273
2028		66,259
2029		66,257
Thereafter		401,905
Total	$	734,005

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

6. GOODWILL

The Company's assets are aggregated into two reportable segments: Cultivation (Wholesale) and Retail.

The changes in the carrying amount of goodwill, by reportable segment, for the years ended December 31, 2024 and 2023 were as follows:

	January 1, 2024		Impairment		Adjustments to purchase price allocation		Acquisitions		December 31, 2024
Cultivation	$	49,318	$	(8,179)	$	2,648	$	4,810	$	48,597
Retail		181,973		—		(421)		16,081		197,633
	$	231,291	$	(8,179)	$	2,227	$	20,891	$	246,230

	January 1, 2023		Impairment		Adjustments to purchase price allocation		Acquisitions		December 31, 2023
Cultivation	$	83,004	$	(33,686)	$	—	$	—	$	49,318
Retail[1]		186,084		(4,245)		134		—		181,973
	$	269,088	$	(37,931)	$	134	$	—	$	231,291

[1] One of the Company's reporting units, with $1,293 of allocated goodwill, had a negative carrying value as of December 31, 2023.

As part of the Company's acquisition activity related to 203 Organix L.L.C., Salubrious Wellness Clinic, Inc. and Columbia Care Eastern Virginia LLC (collectively the "2024 Business Combinations"), the Company recorded goodwill to the cultivation (wholesale) reportable segment of $4,810 and recorded goodwill to the retail reportable segment of $16,081 during the year ended December 31, 2024. Refer to *Note 8 - Transactions* for further discussion regarding the 2024 Business Combinations.

During the year ended December 31, 2024 the Company recorded measurement period adjustments in connection with the 2024 Business Combinations. The net impact led to an increase in goodwill related to the cultivation (wholesale) reportable segment of $2,648 and a decrease in goodwill related to the retail reportable segment of $421, for changes to inventory, fixed assets, intangible assets, other assets and deferred tax liabilities.

During the year ended December 31, 2024, the Company recognized impairment charges of $8,179 associated with its Arizona cultivation (wholesale) reporting unit. As of December 31, 2024, and after recognizing the aforementioned impairment charges, the cultivation reporting unit was fully impaired.

During the year ended December 31, 2023, the Company recognized impairment charges of (i) $33,622 associated with its Arizona cultivation (wholesale) reporting unit, (ii) $4,245 associated with its Nevada retail reporting unit, and (iii) $64 associated with its Massachusetts cultivation (wholesale) reporting unit as the carrying values of the reporting units exceeded the estimated fair value by such amounts. The impairment charges recorded for these reporting units was driven largely by fluctuations in underlying valuation assumptions related to working capital requirements of a market participant at each reporting unit, which are an input into the discounted cash flow analysis used to estimate the fair value of each of the three reporting units noted above. As of December 31, 2023, and after recognizing the aforementioned impairment charges, the remaining carrying value of goodwill for the Arizona cultivation reporting unit was $8,179, and the carrying value of goodwill for the Nevada retail and Massachusetts cultivation reporting units were fully impaired.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

6. GOODWILL *(Continued)*

During the year ended December 31, 2022, the Company recognized an impairment charge of (i) $46,537 associated with its Arizona retail reporting unit, (ii) $2,252 associated with its Arizona cultivation (wholesale) reporting unit, (iii) $61,127 associated with its Pennsylvania retail reporting unit, and (iv) $3,115 associated with its Pennsylvania cultivation (wholesale) reporting unit, as the carrying values of the reporting units exceeded the estimated fair value by such amounts. During the year ended December 31, 2022, the carrying value of goodwill for the Arizona cultivation reporting unit is $41,801, and the goodwill for the Arizona retail, Pennsylvania retail and Pennsylvania cultivation reporting units were fully impaired.

During the year ended December 31, 2023, the Company recorded a measurement period adjustment in connection with the September 7, 2022 acquisition of WSCC, Inc. ("Sierra Well"), which led to a net increase of $134 to goodwill. The Company obtained additional information about the facts and circumstances that existed at the time of the acquisition date that led to changes in provisional amounts recognized in the initial opening financials for income taxes.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

7. EARNINGS (LOSSES) PER SHARE

The Company presents basic earnings (losses) per share. Basic earnings (losses) per share is calculated by dividing the earnings (loss) attributable to shareholders by the weighted average number of Subordinate Voting Shares (with outstanding Proportionate Voting Shares, if any, accounted for on an as converted to Subordinate Voting Shares basis) outstanding during the periods presented. Diluted earnings (losses) per share is computed based on the weighted average number of Subordinate Voting Shares (with outstanding Proportionate Voting Shares, if any, accounted for on an as converted to Subordinate Voting Shares basis) outstanding, to the extent dilutive.

The computations of net earnings (losses) per share, on a basic basis and diluted basis, including reconciliations of the numerators and denominators, for the years ended December 31, 2024, 2023 and 2022 were as follows:

	For the Years Ended December 31,		
	2024	2023	2022
Numerator			
Net Loss attributable to Verano Holdings Corp.	$ (341,859)	$ (117,348)	$ (269,164)
Denominator			
Basic			
Weighted-average shares outstanding – basic	349,584,820	342,774,236	331,409,315
Diluted			
Weighted-average shares outstanding – diluted	349,584,820	342,774,236	331,409,315
Net Loss per share - basic & diluted	$ (0.98)	$ (0.34)	$ (0.81)

Potentially dilutive securities of approximately 1,215,720 and 2,329,116 for the years ended December 31, 2024 and December 31, 2023, respectively, were not included in the computation of diluted earning (losses) per share because their effect would have been anti-dilutive.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

8. TRANSACTIONS

Business Combinations

The Company has determined that the acquisitions described below are business combinations under ASC Topic 805, *Business Combinations*. Acquisitions that are determined to be the acquisition of a business are accounted for by applying the acquisition method, whereby the assets acquired, and the liabilities assumed are recorded at their fair values at the date of acquisition with any excess of the aggregate consideration over the fair values of the identifiable net assets allocated to goodwill. Operating results for the companies acquired have been included in these Consolidated Financial Statements from the date of the acquisition. Any goodwill recognized is attributed based on reporting units.

The purchase price allocations for the acquisitions reflect various fair value estimates and analyses which are subject to change within the measurement period, which is the one-year period subsequent to the acquisition date. The primary areas of the purchase price allocation that are subject to change relate to the fair value of certain tangible assets, the value of intangible assets acquired, and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period.

Measurement period adjustments that the Company determined to be material will be applied prospectively in the Company's future consolidated financial statements, and depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected.

2024 Business Combinations

203 Organix L.L.C. & Salubrious Wellness Clinic, Inc.

On July 29, 2024, the Company entered into two equity purchase agreements with, (a) The Cannabist Company Holdings Inc. ("Cannabist"), CC VA Holdco LLC, Columbia Care – Arizona, Tempe, L.L.C., Thomas Allison and Salubrious Wellness Clinic, Inc. ("SWC"), pursuant to which the Company acquired all of the issued and outstanding equity interests of SWC, and (b) one with Cannabist, CC VA Holdco LLC, Columbia Care-Arizona, Prescott, L.L.C. and 203 Organix, LLC ("203" and together with SWC, "Cannabist AZ"), pursuant to which the Company acquired all of the issued and outstanding equity interests of 203. The Company added an active cultivation and production facility and increased the Company's retail footprint in Arizona. The transactions closed on August 16, 2024. Pursuant to the equity purchase agreement, the Company paid total cash consideration of $11,529, inclusive of estimated ongoing purchase price adjustments.

The Company's Consolidated Statements of Operations includes net revenue of $5,959 and net loss of $2,217 related to the acquired operations of Cannabist AZ for the year ended December 31, 2024. Cannabist AZ is reported in both the retail and cultivation (wholesale) reportable segments.

Columbia Care Eastern Virginia LLC

On July 29, 2024, the Company entered into an equity purchase agreement with Cannabist, Columbia Care Eastern Virginia LLC ("CC East Virginia"), and the members of CC East Virginia party thereto (the "Virginia EPA"), pursuant to which the Company acquired all of the issued and outstanding equity interests of CC East Virginia. CC East Virginia is the sole vertical cannabis operator in HSA 5 in Eastern Virginia. The transaction closed on August 21, 2024. Pursuant to the Virginia EPA, the Company paid $24,122 in cash consideration and equity consideration of 10,416,041 Subordinate Voting Shares with an estimated fair value of $34,453, all of which was distributed on the closing date of the transaction. In addition, on the closing date of the transaction, the Company issued a $27,425 promissory note (the"CC East Virginia Promissory Note"), inclusive of estimated ongoing purchase price adjustments, with an estimated fair value of $25,776 and which bears interest at a rate of 7% per annum and matures on the two-year anniversary of the transaction closing date.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

8. TRANSACTIONS *(Continued)*

The Company's Consolidated Statements of Operations includes net revenue of $17,565 and net income of $3,538 related to the acquired operations of CC East Virginia for the year ended December 31, 2024. CC East Virginia is reported in both the Retail and Cultivation segments.

For the acquisitions of CC East Virginia and Cannabist AZ, the purchase price allocation as of the date of acquisition was based on a preliminary valuation and is subject to revision as more detailed analyses are completed and additional information about the fair value of assets acquired and liabilities assumed becomes available. The primary areas that remain preliminary for the acquisitions of CC East Virginia and Cannabist AZ relate to the fair values of goodwill, intangible assets, and income taxes.

For the acquisitions of CC East Virginia and Cannabist AZ, the major classes of assets and liabilities to which we have preliminarily allocated the purchase price were as follows:

	CC East Virginia	Cannabist AZ
Cash and Cash Equivalents	$ 1,150	$ 348
Accounts Receivable	535	252
Inventory	11,615	5,087
Prepaid Expenses and Other Current Assets	310	33
Property, Plant and Equipment	20,798	5,509
Right of Use Assets	3,323	2,212
Deposits and Other Assets	791	220
Intangible Assets	29,300	3,700
Goodwill	22,458	660
Accounts Payable and Accrued Liabilities	(2,461)	(3,789)
Income Tax Payable	—	(280)
Current Portion of Lease Liabilities	(470)	(208)
Lease Liabilities, net of Current Portion	(2,894)	(1,761)
Deferred Income Taxes	—	(399)
Other Long-Term Liabilities	(104)	(55)
Purchase Price	$ 84,351	$ 11,529

Goodwill was assigned to both the Retail and Cultivation segments. The goodwill was primarily attributed to increased synergies that are expected to be achieved from the integration of CC East Virginia and Cannabist AZ. Substantially all of the goodwill is expected to be non-deductible for income tax purposes.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

8. TRANSACTIONS *(Continued)*

The following tables represent the supplemental consolidated financial results on an unaudited pro forma basis, as if the Cannabist AZ acquisition had been consummated on January 1, 2023:

| | | Years Ended December 31, | | |
		2024		2023
Revenues	$	890,429	$	953,235
Net Loss	$	(341,553)	$	(117,896)

The following tables represent the supplemental consolidated financial results on an unaudited pro forma basis, as if the CC East Virginia acquisition had been consummated on January 1, 2023:

| | | Years Ended December 31, | | |
		2024		2023
Revenues	$	906,128	$	965,300
Net Loss	$	(336,259)	$	(118,705)

These pro forma results were based on estimates and assumptions, which we believe are reasonable. They are not the results that would have been realized had we been a combined company during the periods presented and are not necessarily indicative of our consolidated results of operations in future periods. The pro forma results include adjustments related to purchase accounting, primarily amortization of intangible assets. Acquisition costs and other nonrecurring charges were immaterial and are included in the earliest period presented.

Dispositions

DGV Group, LLC

During the year ended December 31, 2023, the Company received notification that the DGV, an entity in which the Company held an equity interest, was permanently ceasing operations. The Company recorded an impairment loss for the full value of the equity method investment of $6,571 as DGV was previously held as an Investment in Associates on the Consolidated Balance Sheets.

Other Acquisition Consideration Payable Adjustments

On December 28, 2023, the Company became contractually obligated, upon the completion of certain conditions precedent, to issue $1,250 worth of Subordinate Voting Shares, in the aggregate, as consideration for the acquisition of certain assets from Ivy Hall Mount Holly, LLC. During 2024, 297,225 Subordinate Voting Shares were issued as a portion of such consideration, representing a value of $625. The Company expects to issue an additional 297,225 Subordinate Voting Shares as the final portion of such consideration during 2025.

On November 10, 2021, the Company entered into an agreement (the "Caring Nature Purchase Agreement") to acquire all the issued and outstanding equity interests in Caring Nature LLC ("Caring Nature"), which operates a dispensary in Connecticut. The transaction closed on December 20, 2021. The Caring Nature Purchase Agreement included $2,000 of contingent consideration to be paid in Subordinate Voting Shares. On October 21, 2024, following the fulfillment of conditions for the contingent consideration, the Company issued 616,276 Subordinate Voting Shares to the previous member of Caring Nature. As such, all consideration related to the acquisition has been paid.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

8. TRANSACTIONS *(Continued)*

On July 6, 2021, Verano entered into a merger agreement to acquire 100% of the equity interests of Sierra Well. Sierra Well held cannabis licenses that allow it to cultivate, produce and sell medical and recreational cannabis products in the state of Nevada, including sales through its retail dispensaries located in Carson City and Reno. The transaction closed on September 7, 2022. During the quarter ended March 31, 2024, the Company paid cash consideration of $32 and issued 31,181 Subordinate Voting Shares to the former shareholders of Sierra Well, which had been held back to secure indemnification obligations of such shareholders. As such, all consideration related to the acquisition has been paid.

During the year ended December 31, 2023, the Company recorded (i) a $106 reclassification of the remaining acquisition consideration payable balance relating to the 2020 acquisition of MME IL Holdings, LLC, to record a potential liability that was deemed to be both probable and estimable, and as of December 31, 2023, the outstanding consideration has been paid in full; (ii) a $500 cash payment reducing the acquisition consideration payable balance for the 2020 acquisition of Elevele, LLC, and as of December 31, 2023, the outstanding consideration has been paid in full; and (iii) a $3,466 decrease in contingent consideration related to the 2021 acquisition of NSE Holdings, LLC, which is included as a gain in the Other Income, net line of the Consolidated Statements of Operations, and as of December 31, 2023, the outstanding consideration value was estimated to be zero.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

9. DEBT

As of December 31, 2024 and December 31, 2023, debt consisted of the following:

	As of December 31,	
	2024	**2023**
Credit Facility	$ 294,750	$ 348,950
Promissory Notes	22,455	1,582
Mortgage Loans	107,306	111,221
Vehicle and Equipment Loans	596	1,081
Unamortized Debt Issuance Costs	(11,258)	(17,192)
Total Debt	$ 413,849	$ 445,642
Less: Current Portion of Debt	18,153	52,005
Total Long-Term Debt, net	$ 395,696	$ 393,637

Credit Facility

On October 27, 2022, Verano and certain of its subsidiaries and affiliates from time-to-time party thereto (collectively, the "Borrowers"), entered into a Credit Agreement (the "2022 Credit Agreement") with Chicago Atlantic Admin, LLC, as administrative agent for the lenders, and the lenders from time-to-time party thereto, pursuant to which the lenders advanced the Borrowers a $350,000 senior secured term loan, all of which was used to repay the principal indebtedness outstanding under the Company's previous senior secured term loan credit facility. In connection with such repayment, such previous credit facility was terminated and is no longer in force or effect.

The 2022 Credit Agreement provides the Borrowers with the right, subject to conditions, to request an additional incremental term loan in the aggregate principal amount of up to $100,000; provided that the lenders elect to fund such incremental term loan. Beginning in October 2023, the 2022 Credit Agreement requires Verano to make scheduled amortization payments of $350 per month and the remaining principal balance is due in full on October 30, 2026.

The 2022 Credit Agreement also provides the Borrowers with the right to (a) incur up to $120,000 of additional indebtedness from third-party lenders secured by real estate excluded as collateral under the 2022 Credit Agreement, (b) incur additional mortgage financing from third-party lenders secured by real estate acquired after the closing date, and (c) upon the SAFE Banking Act or similar legislation making banking services available to U.S. cannabis companies being passed by the United States Congress, incur up to $50,000 pursuant to a revolving credit facility from third-party lenders that is *pari passu* or subordinated to the 2022 Credit Agreement obligations, each of which are subject to customary conditions.

The obligations under the 2022 Credit Agreement are secured by substantially all of the assets of the Borrowers, excluding vehicles, specified parcels of real estate and other customary exclusions.

The 2022 Credit Agreement provides for a floating annual interest rate equal to the prime rate then in effect plus 6.50%, which rate may be increased by 3.00% upon an event of default that is not a material event of default or 6.00% upon a material event of default.

At any time, the Company may voluntarily prepay up to $100,000 of the principal balance, subject to a one-time $1,000 prepayment premium upon the first prepayment, and may prepay the remaining outstanding principal balance for a prepayment premium at varying rates based on the timing of any subsequent prepayments. The Borrowers may not voluntarily prepay more than $100,000 of the principal balance without prepaying the entire outstanding principal balance of the loan.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

9. DEBT *(Continued)*

The 2022 Credit Agreement includes customary representations and warranties and customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to material indebtedness, and events of bankruptcy and insolvency.

The 2022 Credit Agreement also includes customary negative covenants limiting the Borrowers' ability to incur additional indebtedness and grant liens and the ability to enter into or consummate acquisitions or dispositions that are not otherwise permitted, among others. Additionally, the 2022 Credit Agreement requires the Borrowers to meet certain financial tests regarding minimum cash balances, minimum levels of Adjusted EBITDA (as defined in the 2022 Credit Agreement) and a minimum fixed charge coverage ratio.

As of December 31, 2024, the Company was in compliance with such covenants.

George Archos, the Chairman and Chief Executive Officer of the Company, participated in the 2022 Credit Agreement as a lender funding $1,000 of the $350,000 principal amount. Mr. Archos is excluded from certain approval rights of the lenders and any penalties and fees due to Mr. Archos under the 2022 Credit Agreement are immaterial to the Company.

Permitted Partial Optional Prepayment and Lien Release

On April 30, 2024, the Company, made a Permitted Partial Optional Prepayment (as defined in the 2022 Credit Agreement) in the amount of $50,000 pursuant to the 2022 Credit Agreement and paid a $1,000 prepayment premium in connection therewith.

In connection with such Permitted Partial Optional Prepayment, Chicago Atlantic and certain Lenders agreed to (a) release certain Borrowers from their obligations under, and as parties to, the 2022 Credit Agreement and related agreements (the "Released Borrowers") and (b) release all liens over the Released Borrowers' property, including real estate, held by Chicago Atlantic for the benefit of the Lenders, in each case, pursuant to a limited consent and waiver, dated as of April 29, 2024, by and among the Borrowers, certain of the Lenders party thereto and Chicago Atlantic.

Columbia Care Eastern Virginia LLC

On July 29, 2024, the Company entered into the Virginia EPA to purchase all of the issued and outstanding equity interests of CC East Virginia. The transaction closed on August 21, 2024. Pursuant to the Virginia EPA, the Company issued the CC East Virginia Promissory Note in the amount of $27,425,000, which is subject to further adjustment, and which bears interest at a rate of 7% per annum beginning on the closing date, through maturity on the two-year anniversary of the closing date.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

9. DEBT *(Continued)*

Mortgages

On March 9, 2023, the Company entered into a real estate loan with a community bank to borrow a principal amount of $20,000 secured by real estate and improvements thereon in Rocky Hill, Connecticut. The loan bears an interest rate of 5.75% and matures in March 2028, and may be extended for four additional five-year periods.

On September 29, 2023, the Company entered into a real estate loan with a community bank to borrow a principal amount of $14,500 secured by real estate in Chester, Pennsylvania. The loan bears an interest rate of 7.5% and matures in October 2028.

On December 26, 2023, the Company entered into a real estate loan with a community bank to borrow a principal amount of $27,999 secured by real estate in Apollo Beach, Florida. The loan bears an interest rate of 8.34% and matures in December 2028.

Stated maturities of debt obligations are as follows:

	Principal Payments	Unamortized Debt Issuance Costs	Total Debt Payable
2025	$ 24,038	$ 5,885	$ 18,153
2026	297,153	4,793	292,360
2027	6,754	328	6,426
2028	53,992	219	53,773
2029	836	8	828
Thereafter	42,334	25	42,309
Total	$ 425,107	$ 11,258	$ 413,849

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

10. SHARE CAPITAL

Subordinate Voting Shares and Proportionate Voting Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the exercise of stock options or warrants together with amounts previously recorded in reserves over the vesting periods are recorded as share capital. Income tax relating to transaction costs of an equity transaction is accounted for in accordance with ASC 740, *Income Taxes*.

(a) Issued and Outstanding

As of December 31, 2024, the Company had 358,747,290 Subordinate Voting Shares issued and outstanding and no Proportionate Voting Shares outstanding. The Company has the following two classes of share capital, with each class having no par value:

(i) Subordinate Voting Shares

The holders of the Subordinate Voting Shares are entitled to receive dividends issued by the Company and one vote per share at shareholder meetings of the Company. All Subordinate Voting Shares are ranked equally regarding the Company's residual assets. The Company is authorized to issue an unlimited number of Subordinate Voting Shares.

(ii) Proportionate Voting Shares

Each Proportionate Voting Share is convertible into 100 Subordinate Voting Shares. The holders of the Proportionate Voting Share are entitled to receive dividends issued by the Company on an as converted to Subordinate Voting Share basis and 100 votes per share at shareholder meetings of the Company. The Proportionate Voting Shares are ranked equally on an as converted to Subordinate Voting Share basis regarding the Company's residual assets. The Company is authorized to issue an unlimited number of Proportionate Voting Shares.

During the year ended December 31, 2023, certain shareholders of the Company converted Proportionate Voting Shares to Subordinate Voting Shares for an impact of conversion of 449 Proportionate Voting Shares into 44,997 Subordinate Voting Shares. Additionally, during the year ended December 31, 2023, the Company exercised its right to convert the 133,373 remaining outstanding Proportionate Voting Shares into 13,337,286 Subordinate Voting Shares, resulting in no Proportionate Voting Shares being outstanding as of December 31, 2024 and December 31, 2023.

(b) Stock-Based Compensation

In February 2021, the Company established the Verano Holdings Corp. Stock and Incentive Plan (the "Plan"), which provides for stock-based remuneration for its eligible directors, officers, employees, consultants, and advisors. The maximum number of RSUs, options and other stock based awards that may be issued under the Plan cannot exceed 10% of the Company's then issued and outstanding share capital, determined on an as converted to Subordinate Voting Shares basis. All goods and services received in exchange for the grant of any stock-based payments are measured at their fair value unless the fair value cannot be estimated reliably. If the Company cannot reliably estimate the fair value of the goods and services received, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. Equity-settled stock-based payments under stock-based payment plans are ultimately recognized as an expense in profit or loss with a corresponding credit to equity.

The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award. Estimates are subsequently revised if there is any indication that the number of shares expected to vest differs from the previous estimate. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

10. SHARE CAPITAL *(Continued)*

Option and RSU grants generally vest in installments over 12 to 30 months and options typically have a life of ten years.

Options

Option activity is summarized as follows: The Company had 31,759 fully vested and exercisable options, entitling the holder thereof to one Subordinate Voting Share per each option upon exercise, with a weighted average exercise price of C$34.14 and a weighted average remaining contractual life of 6.16 years as of December 31, 2024.

As of December 31, 2024 and December 31, 2023, there were no in-the-money options.

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted. No options were granted during the year ended December 31, 2024.

RSUs

The following table summarizes the number of unvested RSU awards as of December 31, 2024 and December 31, 2023 and the changes during the year ended December 31, 2024:

	Number of Shares	Weighted Avg. Grant Date Fair Value C$
Unvested RSUs at December 31, 2023	8,812,537	4.72
Granted	2,782,879	5.83
Forfeited	643,491	5.03
Vested	4,648,938	5.77
Unvested RSUs at December 31, 2024	6,302,987	4.96

The stock-based compensation expense for the years ended December 31, 2024, 2023 and 2022, were as follows:

	Years Ended December 31,		
	2024	2023	2022
Stock Options	$ —	$ 255	$ 300
Restricted Stock Units	16,946	12,975	38,754
Total Stock Based Compensation Expense	$ 16,946	$ 13,230	$ 39,054

For the years ended December 31, 2024, 2023 and 2022, stock based compensation expense included in costs of goods sold, net totaled $2,130, $2,669, and $8,003 respectively. For the years ended December 31, 2024, 2023 and 2022, stock based compensation expense included in selling, general, and administrative expense totaled $14,816, $10,561, and $31,051 respectively.

As of December 31, 2024, total unrecognized stock-based compensation expense of $16,126 is expected to be recognized over the remaining contractual term.

(c) Share Repurchase Program

On June 17, 2024, the Company's Board of Directors authorized the repurchase of up to 5%, or 17,320,857 of its Subordinate Voting Shares over a 12-month period, and in no event may the aggregate cost of such repurchases exceed $50,000. During the year ended December 31, 2024, the Company repurchased zero Subordinate Voting Shares. The total remaining repurchase authorization remains at $50,000.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

11. INCOME TAXES

The Company accounts for income taxes in accordance with ASC Topic 740 – *Income Taxes*, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and the respective tax bases.

Verano is amalgamated under the laws of British Columbia, Canada but maintains all of its operations in the United States. Due to this inverted entity structure, the Company is subject to both U.S. and Canadian taxation.

For the years ended December 31, 2024, 2023 and 2022, income taxes expense consisted of:

		For the Years Ended December 31,				
		2024		2023		2022
Current:						
Federal	$	130,257	$	137,375	$	130,987
State		20,201		22,029		36,624
Foreign		—		—		—
Total Current:		150,458		159,404		167,611
Deferred:						
Federal	$	(77,171)	$	(14,366)	$	(47,211)
State		(31,343)		108		(14,930)
Foreign		—		—		—
Total Deferred		(108,514)		(14,258)		(62,141)
Total	$	41,944	$	145,146	$	105,470

The difference between the income tax expense for the years ended December 31, 2024, 2023 and 2022 and the expected income taxes based on the statutory rate applied to earnings (loss) arises as follows:

		For the Years Ended December 31,				
		2024		2023		2022
Income/(Loss) before Income Taxes	$	(299,915)	$	27,798	$	(163,403)
Statutory Tax Rate		21 %		21 %		21 %
Expense/(Recovery) based on Statutory Rate		(62,982)		5,838		(34,314)
Other Permanent Differences		265		225		1,068
Impairment		2,677		9,345		17,265
Uncertain Tax Position, including penalties and interest		108,104		—		—
Nondeductible 280E		—		79,731		84,751
Penalties and Interest		9,233		29,581		12,305
Non-controlling Interests		1,997		1,326		1,319
State Taxes		(10,871)		15,248		24,389
Prior Year True Ups		(6,209)		5,646		4,362
State Rate Change on Deferred Taxes		(270)		(1,066)		(2,531)
Acquisition Purchase Price Remeasurement		—		(728)		(3,144)
Income Tax Expense	$	41,944	$	145,146	$	105,470

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

11. INCOME TAXES *(Continued)*

Cash income taxes paid for the years ended December 31, 2024, 2023 and 2022 were $81,535, $166,634, and $70,666, respectively.

We classify penalties and interest on income taxes as a component of the provision for income taxes. During the year ended December 31, 2024, the Company recorded $9,233 in penalties and interest related to outstanding income tax liabilities, $902 relating to the 2024 tax year, $6,327 relating to the 2023 tax year, and $2,004 relating to the 2022 tax year. The Company files income tax returns in the U.S., various U.S. state jurisdictions, and Canada, which have varying statutes of limitations. The U.S. federal and state returns remain open for the 2020 tax year to the present. Subject to certain exceptions, as of December 31, 2024, the Company is no longer subject to examination by tax authorities for years before 2020. The Company is currently under audit with the IRS for tax years 2021 and 2022.

The IRS has taken the position that cannabis companies are subject to the limits of Section 280E of the Code for U.S. federal income tax purposes, under which, they are only allowed to deduct expenses directly related to costs of goods sold. The Company has taken a position that its deduction of ordinary and necessary business expenses is not limited by Section 280E of the Code.

Deferred taxes are provided using an asset and liability method whereby deferred tax assets are recognized based on the rates at which they are expected to reverse in the future. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. The effect on deferred tax assets and liabilities of a change in tax law or tax rates is recognized in income in the period that enactment occurs.

At December 31, 2024 and December 31, 2023, the components of deferred tax assets and (liabilities) were as follows:

	As of December 31,	
	2024	**2023**
Deferred Tax Assets		
Operating Lease Liabilities	$ 6,775	$ 5,423
Loyalty Points	2,143	1,668
Stock Compensation	295	614
Basis Differences in Goodwill	4,068	5,577
Basis Differences in Property, Plant and Equipment	6,860	2,486
Business Interest Expense and Net Operating Loss Carryforwards	3,098	—
Leasehold Improvements	4,714	4,704
Total Deferred Tax Assets	27,953	20,472
Valuation Allowances	(695)	—
Net Deferred Tax Assets	$ 27,258	$ 20,472
Deferred Tax Liabilities		
Operating Right of Use Assets	$ (6,267)	$ (5,238)
Intangibles	(95,090)	(197,449)
Total Deferred Tax Liabilities	(101,357)	(202,687)
Net Deferred Tax Liabilities	$ (74,099)	$ (182,215)

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

11. INCOME TAXES *(Continued)*

At December 31, 2024, the Company had $622 of federal net operating loss carryforwards which may be carried forward indefinitely. Additionally, the Company had $2,477 of state net operating loss and business interest expense carryforwards which may be carried forward indefinitely. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assessed the positive and negative evidence to determine if sufficient future taxable income will be generated to use the existing deferred tax assets. As of December 31, 2024, the Company determined a $695 valuation allowance was applicable to state and federal net operating losses and interest expense limitation carryforwards for entities that do not have a history of taxable income to support recognition. As of December 31, 2023, no valuation allowance has been recorded on the Company's deferred tax assets.

The Company operates in a number of tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain.

During the year ended December 31, 2024, the Company recorded an uncertain tax liability in uncertain tax positions on the Consolidated Balance Sheet for tax positions taken based on legal interpretations that challenge the Company's tax liability under Section 280E of the Code ("280E Position").

As of December 31, 2024, and in connection with the 2022 acquisition of Sierra Well, the Company has accrued for uncertain tax benefits taken on Sierra Well income tax returns prior to the acquisition totaling $1,673. The Company carries indemnification assets for the same amounts as of December 31, 2024, as it expects to recover from the Sierra Well sellers the amounts ultimately paid to the Internal Revenue Service in accordance with the terms of the acquisition agreement.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions is as follows:

	2024	2023
Balance at Beginning of Year	$ 2,973	$ 5,739
Increases related to tax positions in a prior period	317,052	—
Decreases due to lapse of statute of limitations	(1,300)	(2,766)
Increases related to tax positions in the current period	82,269	—
Decreases related to tax positions in the current period	—	—
Balance at End of Year	$ 400,994	$ 2,973

A reconciliation of the beginning and ending amount of uncertain tax liabilities is as follows:

	2024	2023
Balance at Beginning of Year	$ 2,973	$ 5,739
Increases related to tax positions in a prior period	159,692	—
Decreases related to tax positions in a prior period	(1,300)	(2,766)
Increases related to tax positions in the current period	77,260	—
Interest and penalties recorded in income tax expense[1]	31,954	—
Decreases related to tax positions in the current period	—	—
Balance at End of Year	$ 270,579	$ 2,973

[1]Amount represents the penalties and interest recorded on uncertain tax positions during the respective years which are recorded to the provision for income taxes on the Consolidated Statements of Operations.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

11. INCOME TAXES *(Continued)*

The Company recognizes accrued interest and penalties related to unrecognized tax benefits and has recorded penalties and interest in the amount of $505 to its indemnification asset and $31,449 relating to other unrecognized tax benefits as of December 31, 2024. The Company is in the process of filing amended return claims for tax years 2020, 2021, 2022 and 2023, and the uncertain tax benefits will be adjusted with finalization of the amended returns. The Company does not expect changes in finalization of amended returns to result in material adjustments to the uncertain tax liability at December 31, 2024. The Company is unable to reasonably estimate the range of possible change in unrecognized tax benefits in the next 12 months.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

12. LEASES

The Company has operating leases for some of its retail dispensaries and processing and production facilities located throughout the U.S., as well as for its corporate office located in Chicago, Illinois. Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Certain leases require payments for taxes, insurance, and maintenance, and are considered non-lease components. The Company accounts for non-lease components separately.

The Company determines if an arrangement is a lease at inception. The Company must consider whether the contract conveys the right to control the use of an identified asset.

The Company leases certain business facilities from third parties under non-cancellable operating lease agreements that contain minimum rental provisions that expire through 2037. Some leases also contain renewal provisions and provide for rent abatement and escalating payments.

During the years ended December 31, 2024, 2023, and 2022, the Company recorded approximately $20,754, $18,451, and $15,229 in operating lease expense, respectively, of which $771, $704 and $641, was included in cost of goods sold for the years ended December 31, 2024, 2023 and 2022, respectively.

Other information related to operating leases as of and for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	**2023**	**2022**
Weighted average remaining lease term - years	8.08	8.19	8.12
Weighted average discount rate	10.28 %	9.52 %	8.02 %

Maturities of lease liabilities for operating leases as of December 31, 2024 were as follows:

Year Ending December 31,	**Maturities of Lease Liability**
2025	$ 21,580
2026	20,930
2027	20,261
2028	19,381
2029	18,216
Thereafter	65,916
Total Lease Payments	166,284
Less: Imputed Interest	(57,150)
Present Value of Lease Liability	$ 109,134

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

13. CONTINGENCIES & OTHER

(a) Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, other than as set forth below, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated operations. There are no proceedings in which the Company is a party and any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

On January 31, 2022, the Company entered into an Arrangement Agreement (the "GGH Arrangement Agreement") with Vireo Growth Inc., formerly known as Goodness Growth Holdings, Inc. ("GGH"), pursuant to which it agreed to acquire all of the issued and outstanding equity interests of GGH in exchange for equity interests in the Company, subject to the conditions set forth in the GGH Arrangement Agreement. On October 13, 2022, the Company provided written notice to GGH of GGH's breach of the GGH Arrangement Agreement and exercised the Company's termination rights under the GGH Arrangement Agreement. On October 21, 2022, GGH filed suit against the Company in the Supreme Court of British Columbia alleging that the Company breached (i) the GGH Arrangement Agreement through, among other things, the purported wrongful repudiation of the GGH Arrangement Agreement, (ii) the duty of good faith, and (iii) the duty of honest performance in contract. In addition, on November 14, 2022, the Company filed a counterclaim asserting that GGH owes it a termination fee in the amount of $14,875, or alternatively, the reimbursement of out-of-pocket fees and expenses of up to $3,000 as a result of our termination of the GGH Arrangement Agreement, which was based upon our belief that GGH breached covenants and representations in the GGH Arrangement Agreement and the occurrence of other termination events. GGH filed a response to such counterclaim on December 7, 2022, in which GGH denied it was obligated to pay any termination fee or transaction expenses.

On May 2, 2024, GGH filed an application with the Supreme Court of British Columbia seeking an order granting summary trial in the ongoing litigation between the Company and GGH regarding the GGH Arrangement Agreement. In the application, GGH stated it is seeking $860,900 in damages, plus costs and interest (the "GGH Application for Summary Trial"). On June 19, 2024, the Company filed an application in response seeking: (i) dismissal of the GGH Application for Summary Trial on the grounds that the issues raised by it are not suitable for disposition by summary trial and will not assist the efficient resolution of the proceeding; and (ii) an order that the report on damages filed by GGH in support of the GGH Application for Summary Trial is inadmissible and shall be excluded from evidence in the trial, or any summary trial, of this matter. On September 17, 2024, the Company filed an amended response and counterclaim with the Supreme Court of British Columbia, primarily in response to communications recently disclosed by GGH. The Company can provide no guarantees or assurances that it will prevail or settle this lawsuit or its counterclaim on favorable terms, if at all, and an adverse outcome could have a material adverse effect on its business, results of operations and financial condition.

(b) Contingencies

During the first quarter of 2023, the Company discovered a potential liability related to a previous acquisition that was deemed to be both probable and estimable. Per ASC 450 *Contingencies*, when both of these criteria are present, a contingent liability should be recorded. Based on this, the Company recorded a corresponding charge in Other Income, net of $1,893 during the year ended December 31, 2023.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

13. CONTINGENCIES & OTHER *(Continued)*

(c) **Illegality of Cannabis at the U.S. Federal Level**

Verano operates within states where cannabis use, medical or adult use or both, has been approved by state and local regulatory bodies. Notwithstanding the permissive regulatory environment of medical, and in some cases also adult use cannabis at the state level, under U.S. federal law cannabis (other than hemp) is a Schedule I controlled substance under the Controlled Substances Act (21 U.S.C. § 811) (the "Controlled Substances Act") which means it is viewed by the U.S. federal government as a drug that has a high potential for abuse and no therapeutic value. Therefore, even in states or territories that have legalized cannabis to some extent, the cultivation, processing, distribution, possession and sale of cannabis violates the Controlled Substances Act. Moreover, individuals and entities may violate U.S. federal law if they aid and abet another in violating the Controlled Substances Act or conspire with another to violate the law. Violating the Controlled Substances Act is also a predicate for other crimes, including money laundering laws and the Racketeer Influenced and Corrupt Organizations Act. Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities, civil forfeiture or divestiture.

Strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company. This could have a material adverse effect on the Company, including its reputation and ability to conduct business, its cannabis licenses in the U.S., the listing and trading of its securities on stock exchanges and platforms, its financial position, operating results, profitability, liquidity and the market price of its publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time and resources could be substantial.

There can be no assurance that the comprehensive U.S. federal legislation that would de-schedule and de-criminalize cannabis will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company operates or that such legislation will otherwise be favorable to the Company and its business.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

14. SEGMENTS

The Company conducts and manages its business through two reportable segments, representing the major lines of the cannabis business: cultivation (wholesale) and retail. The cultivation (wholesale) segment consists of the cultivation, production and sale of cannabis products to retail stores. The retail segment consists of the retailing of cannabis to patients and consumers.

The Company's assets are aggregated into reportable segments (cultivation (wholesale) and retail). The Company determined its reporting units by first reviewing the operating segments based on the geographic areas in which the Company conducts business (or each market). The markets were then further divided into reporting units based on the market operations (cultivation (wholesale) and retail) which were primarily determined based on the licenses each market holds. All revenues are derived from customers domiciled in the United States and substantially all assets are located in the United States.

The accounting policies used in the segment reporting are the same as those described in *Note 2 - Significant Accounting Policies.* The Company's CODM is the Chief Executive Officer. The CODM utilizes each segment's Adjusted EBITDA as the key indicator in assessing the segment's performance and allocating resources. Segment-level Adjusted EBITDA includes intersegment revenues which consist primarily of sales of finished goods product from the wholesale (cultivation) to retail segment. Intersegment transactions are eliminated in consolidation. The elimination of such intersegment transactions is included in All Other in the table below. Additionally, we do not allocate certain shared expenses such as accounting, human resources, certain information technology and legal to our reportable segments. We include these expenses in All Other in the table below. The All Other column in the table below also includes unallocated corporate functions and expenses. Certain prior year line items have been adjusted and our allocation methodology is periodically evaluated and may change.

Within the tables below the Other Segment Items for each segment primarily consists of certain selling, general, and administrative expenses and other operational costs.

Summarized financial information for the Company's reportable segments for the years ended December 31, 2024, 2023 and 2022, consisted of the following:

	For the Year Ended December 31, 2024			
	Retail	Wholesale	All Other	Total
Revenues, net of Discounts	$ 672,252	$ 353,476	$ (147,143)	$ 878,585
Cost of Goods Sold, net	(376,534)	(200,978)	142,858	(434,654)
Other Segment Items	(112,648)	45,535	(112,364)	(179,477)
Adjusted EBITDA	$ 183,070	$ 198,033	$ (116,649)	$ 264,454
Acquisition Adjustments and Other Income (Expense), net				(11,160)
Acquisition, Transaction and Other Non-operating Costs				(14,141)
Employee Stock Compensation				(16,946)
Interest Expense, net				(54,759)
Depreciation and Amortization				(139,664)
Impairment				(327,699)
Loss from operations before income taxes				$ (299,915)

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

14. SEGMENTS *(Continued)*

	For the Year Ended December 31, 2023			
	Retail	**Wholesale**	**All Other**	**Total**
Revenues, net of Discounts	$ 741,334	$ 348,990	$ (151,872)	$ 938,452
Cost of Goods Sold, net	(401,507)	(198,547)	136,808	(463,246)
Other Segment Items	(106,414)	37,470	(101,391)	(170,335)
Adjusted EBITDA	$ 233,413	$ 187,913	$ (116,455)	$ 304,871
Acquisition Adjustments and Other Income (Expense), net				(9,123)
Acquisition, Transaction and Other Non-operating Costs				(2,177)
Employee Stock Compensation				(13,230)
Interest Expense, net				(59,793)
Depreciation and Amortization				(141,133)
Impairment				(51,617)
Income from operations before income taxes				$ 27,798

	For the Year Ended December 31, 2022			
	Retail	**Wholesale**	**All Other**	**Total**
Revenues, net of Discounts	$ 721,587	$ 275,533	$ (117,708)	$ 879,412
Cost of Goods Sold, net	(350,227)	(213,295)	107,172	(456,350)
Other Segment Items	(106,201)	62,621	(55,915)	(99,495)
Adjusted EBITDA	$ 265,159	$ 124,859	$ (66,451)	$ 323,567
Acquisition Adjustments and Other Income (Expense), net				14,821
Acquisition, Transaction and Other Non-operating Costs				(43,028)
Employee Stock Compensation				(39,054)
Interest Expense, net				(49,431)
Depreciation and Amortization				(141,387)
Impairment				(229,182)
Net Income Attributable to NCI				291
Loss from operations before income taxes				$ (163,403)

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

15. LOYALTY OBLIGATIONS

The Company has customer loyalty programs where retail customers accumulate points for each dollar of spending, net of tax. These points are recorded as a contractual liability until customers redeem their points for discounts on eligible products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred.

The Company's loyalty programs have a calculated standalone selling price that ranges between $0.03[1] and $0.06[1] per loyalty point. Upon redemption, the loyalty programs' obligation is relieved, and the offset is recorded as revenue. The Company estimates that 20% of points will not be redeemed (breakage) prior to their six month expiration dates. The Company continues to evaluate breakage and redemption values to determine the standalone selling price.

As of December 31, 2024, there were approximately 150,000,000[1] points outstanding with an approximate value of $7,449. As of December 31, 2023, there were approximately 110,000,000[1] points outstanding, with an approximate value of $5,781. Such balances are included in Accrued Liabilities on the Company's Consolidated Balance Sheets.

---

[1]Such amount not in Thousands

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

16. CONSOLIDATION

In accordance with ASC 810, the Company consolidates through the VIE model. The following table presents the summarized financial information about the Company's consolidated VIEs, which are included in the Company's Consolidated Balance Sheets as of December 31, 2024 and December 31, 2023.

	As of December 31,	
	2024	**2023**
Current Assets	$ 6,736	$ 14,671
Non-Current Assets	26,555	28,568
Current Liabilities	31,492	30,437
Non-Current Liabilities	5,903	7,614
Equity attributable to Verano Holdings Corp.	(1,844)	5,188
Non-Controlling Interest	(2,260)	—

Consolidated Variable Interest Entities

Consolidated VIEs occur when (a) the Company closes an acquisition while the state has not finalized the transfer of the cannabis license or (b) the Company owns an equity interest in a joint venture, which it exercises control over.

Consolidation occurs on the effective date of the purchase agreement, or in the case of joint venture VIEs, on the effective date of a limited liability company agreement governing the applicable joint venture, and an MSA. The MSA grants the management company, Verano, the ability to make business operating decisions, manage and staff employees, determine product mix, and the authority to direct allocation of cash. The MSA or the limited liability company agreement also allows Verano to limit distributions of the entity at Verano's discretion. Certain states may limit the distribution or transfer of cash until license transfer.

The Company has entered into financing arrangements with certain VIEs to provide funding for potential capital expenditures including, but not limited to, the construction of dispensaries and other facilities.

The Company applies ASC 810-10-15 to determine control of the legal entity. With respect to VIEs acquired via acquisition, the purchase agreements limit the sellers involvement in future operations, and their risks of loss. With respect to joint venture VIEs, the limited liability company agreements limit the partners' involvement in future operations and control over financial decisions, including distributions. In addition, Verano enters into an MSA with the legal entity that grants the Company strategic decision-making ability of the business operations.

The Company is involved in all qualitative and quantitative aspects of each consolidated VIE, such as but not limited to, software choices, procurement, staffing and payroll, advertising, and use of cash flow. With respect to VIEs acquired via acquisition, the Company absorbs all risk of loss and receives expected future returns based on the purchase agreement and MSA, resulting in Verano being the primary beneficiary.

Verano does not fully own all entities consolidated under ASC 810 and records a non-controlling interest for such non-owned portion in the Consolidated Financial Statements. The income of less-than-wholly owned entities is attributed to non-controlling interest and Verano based on the contractual arrangements between the other interest holders and Verano, or, in the absence of contractual arrangements, on a pro rata basis based on relative ownership percentage. As an exception to the aforementioned attribution method, during periods in which a less-than-wholly owned entity records an accumulated deficit, the net losses of the less-than-wholly owned subsidiary are, generally, attributed entirely to Verano.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

17. FAIR VALUE MEASUREMENTS

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit-risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

> *Level 1* – Unadjusted quoted prices in active markets for identical assets or liabilities;

> *Level 2* – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

> *Level 3* – Inputs for the asset or liability that are not based on observable market data.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, debt, and acquisition consideration payable.

For the Company's long-term debt (which consist of credit facilities and mortgage loans), for which there were no quoted market prices of active trading markets, it was not practicable to estimate the fair value of these financial instruments. The carrying amount of debt at December 31, 2024 and December 31, 2023 was $413,849 and $445,642, which includes $18,153 and $52,005, respectively, of short-term debt due within one year.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The fair value of the Company's financial instruments associated with each of the three levels of the hierarchy are:

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$ 87,796	$ —	$ —	$ 87,796
Acquisition Consideration Payable	—	—	(935)	(935)
Total	$ 87,796	$ —	$ (935)	$ 86,861

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Cash and Cash Equivalents	$ 174,760	$ —	$ —	$ 174,760
Investments	2,294	—	—	2,294
Acquisition Consideration Payable	—	—	(3,915)	(3,915)
Total	$ 177,054	$ —	$ (3,915)	$ 173,139

As of December 31, 2023, the Company held publicly traded shares of $2,294 which was included in other assets in the accompanying Consolidated Balance Sheets, and was a Level 1 financial instrument. The Company disposed of the investment during the year ended December 31, 2024.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

18. RELATED PARTY TRANSACTIONS

2022 Credit Agreement

George Archos, the Chairman, Chief Executive Officer and Founder of the Company, participated in the 2022 Credit Agreement as a Lender funding $1,000 of the $350,000 principal amount. Mr. Archos is excluded from certain approval rights of the lenders and any penalties and fees due to Mr. Archos under the 2022 Credit Agreement are immaterial to the Company.

Two Pointo

In October 2022, the Company entered into a conditional management and services agreements with each of Americana Dream, LLC and Green Therapy, LLC, operators of dispensaries in Illinois pursuant to social equity licenses issued by Illinois regulatory authorities (together, the "LLCs"), and in 2023 the Company received an aggregate of $10 for services rendered under the agreements. The Company sold products to the LLCs and two associated entities on a wholesale basis in the aggregate amounts of $3,685 and $3,212, net of discounts, during the years ended December 31, 2024 and December 31, 2023, respectively. Two Pointo, LLC ("Two Point") has contractual rights to purchase ownership interests in the LLCs and associated entities, subject to submitting a request for and receiving applicable Illinois regulatory approvals and other conditions. The existing owners of the LLCs and associated entities will maintain ownership interests together with Two Point. In 2023, Darren Weiss, the Company's President, received in connection with application support services rendered to an LLC in 2019, (i) a 2.73% profit interest in Two Point subject to Two Point's purchase of ownership interests in the LLCs, and (ii) a profit interest in Two Point of 0.30%, and David Spreckman, the Company's Chief Marketing Officer, received a profit interest in Two Point of 0.30% for services. All profit interests issued to Messrs. Weiss and Spreckman were voluntarily forfeited in 2024 as if they were never granted. Maria Fragias, an immediate family member of George Archos, the Company's Chairman and Chief Executive Officer, is the beneficiary of a trust that held a 7.92% ownership interest and a 3.95% profit interest in Two Point. During the year ended December 31, 2024, the trust for which Maria Fragias was a beneficiary, divested all ownership and profit interests in Two Pointo. To the Company's knowledge, none of the trust or such persons had received any distributions, payments, or proceeds from Two Point. As of December 31, 2024, and December 31, 2023, the amounts due from the LLCs and two associated entities were $552 and $443, respectively.

Leases

The Company leases real property for a retail dispensary in Aurora, Illinois from 740 Rte. 59, LLC ("740"). Pursuant to the lease agreement, the Company made payments totaling $184 and $184 during each of the years ended December 31, 2024 and December 31, 2023, respectively. Payments consist of base rent, real estate taxes and customary tenant charges. George Archos, the Company's Chief Executive Officer, holds a 50% ownership interest in 740. Pursuant to the lease agreement, the initial term expires on June 30, 2030.

The Company leases real property for a retail dispensary in Lombard, Illinois from 783 Butterfield LLC ("783"). Pursuant to the lease agreement, the Company made payments to 783 totaling $366 and $360 during the years ended December 31, 2024 and December 31, 2023, respectively. Payments consist of base rent, real estate taxes and customary tenant charges. George Archos, the Company's Chief Executive Officer, holds a 50% ownership interest in 783. Pursuant to the lease agreement, the initial term expires on January 11, 2031.

Sweed

High Tech Holdings, Inc. ("Sweed") provides point of sale software systems to retail cannabis businesses under the names "Sweed" and "Leaftrade." Sweed provides these software systems to the Company. For these services the Company paid Sweed $1,382 and $674 during the years ended December 31, 2024 and December 31, 2023, respectively. GP Management Group, LLC, an entity beneficially owned and controlled by George Archos, held an ownership interest of less than 1% ownership interest in Sweed as of December 31, 2024.

VERANO HOLDINGS CORP.
Notes to the Consolidated Financial Statements
($ in Thousands except shares and per share amounts)

19. SUBSEQUENT EVENTS

Arkansas

On January 13, 2025, Verano terminated certain of its contracts with Noah's Ark, LLC, an Arkansas limited liability company, and its members. In addition, Verano El Dorado, LLC, an Arkansas limited liability company, sold the real property located at 3213 N. West Avenue, El Dorado, Union County, Arkansas 71730. As a result of such transactions, Verano no longer has any commercial agreements or affiliated operational activity related to Arkansas.

DIRECTORS AND EXECUTIVE OFFICERS OF VERANO HOLDINGS CORP.

BOARD OF DIRECTORS

George Archos, Chairman of Board, Chief Executive Officer of Verano Holdings Corp.
Lawrence Hirsh, Provider of consulting services through LRHIRSH, LLC
Charles Mueller, Provider of independent corporate tax consulting services
Cristina Nuñez, Co-Founder and General Partner of True Beauty Ventures, an emerging growth venture capital fund
John Tipton, President of the Southern Region of Verano Holdings Corp.

EXECUTIVE OFFICERS

George Archos, Chief Executive Officer
Josh Heine, Vice President, Corporate Controller
Laura Marie Kalesnik, Chief Legal Officer, General Counsel and Secretary
Trip McDermott, Chief Operating Officer
Aaron Miles, Chief Investment Officer
David Spreckman, Chief Marketing Officer
Richard Tarapchak, Chief Financial Officer
John Tipton, President of the Southern Region
Destiny Thompson, Chief People Officer
Darren Weiss, President